576


05007798

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Onfem Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3735 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/12/05



東方有色集團有限公司*
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

ANNUAL REPORT 2004



ONFEM TOWER


* For identification purpose only

CONTENTS

CORPORATE INFORMATION

CHAIRMAN
LIN Xizhong

MANAGING DIRECTOR
WANG Xingdong

DEPUTY MANAGING DIRECTOR
YAN Xichuan

EXECUTIVE DIRECTORS
QIAN Wenchao
HE Xiaoli

INDEPENDENT NON-EXECUTIVE DIRECTORS
LAM Chun, Daniel
Selwyn MAR
TAM Wai Chu, Maria

QUALIFIED ACCOUNTANT
YUEN Wai Man

COMPANY SECRETARY
SIU Tin Ho

AUDITORS
PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

PRINCIPAL BANKER
The Hongkong & Shanghai Banking Corporation Limited

BRANCH SHARE REGISTRAR
Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

REGISTERED OFFICE
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

PRINCIPAL PLACE OF BUSINESS IN HONG KONG
18th Floor, China Minmetals Tower
79 Chatham Road South
Tsimshatsui, Kowloon, Hong Kong
Tel: 2613 6363
Fax: 2581 9823

WEBSITE
http://www.onfem.com

CHAIRMAN'S STATEMENT



Mr. Lin Xizhong – Chairman

OVERVIEW

I am pleased to announce that ONFEM Holdings Limited ("**Company**") and its subsidiaries (collectively, "**Group**") have recorded a net profit in 2004. The favourable performance was the fruit of our management team's continuous dedication in implementing various measures and strategies, reduction of administrative expenses, restructuring of non wholly owned subsidiaries, as well as cessation or liquidation of under-performing businesses while retaining projects and assets with potential for future development. In particular, the deconsolidation of certain subsidiaries of the Group in 2004 gave rise to an accounting gain of approximately HK$78.7 million (2003: HK$38.7 million) and the total administrative expenses in 2004

OVERVIEW *(cont'd)*

were reduced to approximately HK$30.8 million (2003: HK$78.8 million). The consolidated results of the Group have turned around from loss to a net profit of approximately HK$84.6 million (consolidated net loss in 2003: HK$35.7 million). Basic earnings per share was approximately 10.96 HK cents (basic loss per share in 2003: 4.63 HK cents).

REVIEW

The Group has to-date essentially completed the restructuring of its non-performing businesses. Several major subsidiaries of the Group underwent liquidation or restructuring, which reduced their negative contribution to the results of the Group and improved its financial position. All subsidiaries which are previously not wholly owned and which are to be retained for further development by the Group have now become wholly owned subsidiaries. We expect them to have significant contributions to the Group's future performance.

In 2004, specialised construction contracting business remained as the Group's major business. Despite the significant decline in turnover which was resulted from the restructuring of the shareholding structure and businesses of the respective non wholly owned subsidiaries, the segment result recorded a profit. Polycrown Engineering Limited and Polycrown Engineering (Holdings) Limited underwent liquidation during the year under review. Meanwhile, Enful Group focused its resources on internal consolidation during the year, hence significantly reduced its revenue contribution to the Group. However, due to improved management control, the overall loss of Enful Group was reduced accordingly. During the year under review, the Group acquired Shanghai Jin Qiao Condo Decoration Engineering Company Limited ("**SJQ**"). Its results were consolidated in the accounts of the Group from October 2004 onwards. The business of SJQ was not affected by the restructuring of its shareholding base, and it has made a substantial contribution to the turnover of the Group during the year under review.

In addition, the Group and an associate of China Minmetals H.K. (Holdings) Limited signed a management consultancy services agreement for the construction project of the Tian He Jin Hai Building in Guangzhou (廣州天河金海大廈). This transaction was the first cooperation between the Group and China Minmetals Corporation ("**China Minmetals**") since it became the ultimate controlling shareholder of the Group, and helps to integrate the Group's extensive experience in property development and specialised construction contracting into the diversified resources of China Minmetals. Furthermore, the cooperation enables the Group to achieve internal synergies with China Minmetals and put the property development and project management business of the Group on a sound footing. With the support of China Minmetals, the Group will continue to develop its core businesses of property development and specialised construction contracting in China.

In mid-2004, Jaeger Group successfully secured the distribution rights in China for a full range of products of one of the leading die-casting lubricant manufacturer in the United States of America. Riding on the brand, Jaeger Group has garnered more business opportunities in the automobile manufacturing and heavy industry in eastern China. Nevertheless, turnover and segment loss of manufacturing and trading business declined as a result of the restructuring of Enful Group.

As for its property development and property leasing business, Haitian Garden in Zhuhai, China was repositioned as "The New Generation Panoramic Seaview Deluxe Apartments in Zhuhai" during the year under review. Superstructure work is expected to resume in the second half of 2005 and the apartments are expected to be launched in the market by the end of 2005. As the property market in Hong Kong has rebounded since the second half of 2004, the Group made a gain from the revaluation of its investment properties during the year under review. The average leasing rate of the ONFEM Tower rose to 92%, and profits contributions are expected to gradually increase in the second half of 2005.

OUTLOOK

The Group has completed the restructuring and disposal of under-performing businesses and retained projects and assets that will contribute to future profit, thereby laying a solid foundation for steady development in the coming years. "Developing business and enhancing profits" will be the Group's key focus from now on. Leveraging on the strengths of the new controlling shareholder, China Minmetals, in China and the Group's business network and connections in Hong Kong, the Group intends to seize the enormous business opportunities in the rapidly growing China market, which is being fueled in particular by the 2008 Olympics Games in Beijing, the 2010 World Expo in Shanghai, and the Asian Games in Guangzhou. Focus will be placed on property development and the specialised construction contracting businesses. The Group will not only actively seek investment opportunities in projects in China with growth potential, but will also strive to expand through direct investments, and mergers and acquisitions in order to further enhance profitability and realise better returns to shareholders.

Furthermore, the Group is committed to realising the complementary advantages among all its subsidiaries to enhance their overall performance and profitability. The Group will also formulate strategic and development guidelines for all its subsidiaries with a view to providing higher quality products and services to customers. The Group will continue to further enhance corporate governance and transparency, devise effective corporate strategies, recruit high-caliber professionals, foster a positive corporate culture, and to build a distinguished corporate identity.

In conclusion, I would like to express my gratitude to all of our directors, the management team and our staff for their contribution in the past year. On behalf of the board of directors, I would also like to take this opportunity to thank our shareholders, business partners and customers who have given us their continuous support. We will make every effort to further enhance the Group's earning capability to maximise shareholders' return.

By Order of the Board
Lin Xizhong
Chairman

Hong Kong, 15 April 2005

MANAGEMENT DISCUSSION AND ANALYSIS



Mr. Wang Xingdong
Managing Director

BUSINESS OVERVIEW

In 2004, the consolidated turnover of ONFEM Holdings Limited ("**Company**") and its subsidiaries (collectively, "**Group**") amounted to approximately HK$86.6 million (2003: HK$160.9 million), representing a 46% decrease as compared with last year.

The Group recorded a consolidated net profit of approximately HK$84.6 million in 2004 (consolidated net loss in 2003: HK$35.7 million). As the percentage of the businesses with higher gross profit margin in the Group's whole business profile increased, the Group recorded a consolidated gross profit of approximately HK$43.8 million in 2004 (2003: HK$38.8 million). Its consolidated gross profit margin rose from 24% in 2003 to 51%.

During the year under review, turnover of the Group declined as several under-performing subsidiaries of the Company underwent liquidation and ownership restructuring. The consequential termination or slow down of businesses of those subsidiaries resulted in reduced turnover, but also greatly reduced their negative contribution to the result of the Group. In addition, gain on deconsolidation of subsidiaries of approximately HK$78.7 million in 2004 (2003: HK$38.7 million) was recorded. Together with the stabilisation of the Hong Kong property market which resulted in a positive profit contribution from the revaluation of its investment properties, the Group achieved a profit turn around.

The Group is principally engaged in three types of businesses, namely, specialised construction contracting, manufacturing and trading and property development and property leasing.



Front row: (from right to left) Mr. Wang Xingdong, Mr. Lin Xizhong, Mr. Yan Xichuan, Ms. Tam Wai Chu, Maria
Back row: (from right to left) Mr. Qian Wenchao, Mr. Lam Chun, Daniel, Ms. He Xiaoli, Mr. Li Tan, Mr. Selwyn Mar

OPERATIONAL REVIEW

A. Specialised Construction Contracting

Specialised construction contracting business was one of the major businesses of the Group in 2004, with turnover of approximately HK$20.4 million (2003: HK$86.1 million), representing a 76% decline as compared with last year, and accounted for 24% of the Group's consolidated turnover (2003: 53%). Nevertheless, the segment result improved from a loss of approximately HK$38.2 million in 2003 to a profit of approximately HK$0.7 million in 2004.

Decreased turnover and recorded profit of the business mainly resulted from the liquidation of the under-performing and poorly managed Polycrown Engineering (Holdings) Limited ("**PEHL**") and Polycrown Engineering Limited ("**PEL**") with the results of those companies excluded from the consolidated accounts of the Group with effect from 11 August 2004. In addition, other subsidiaries of the Group that engaged in specialised construction contracting business, namely, Condo Curtain Wall Company Limited ("**CCW**") and Condo Engineering (China) Limited ("**CEC**"), underwent liquidation in 2003, while Enful Holdings Limited ("**EHL**") and its subsidiaries (collectively, "**Enful Group**") had focused their resources on internal consolidation during the year under review, thus greatly reducing their turnover contribution to the Group. However, due to improved management control, the overall losses of Enful Group have been tapered.

OPERATIONAL REVIEW *(cont'd)*

A. Specialised Construction Contracting *(cont'd)*

(i) Condo Group Limited and its subsidiaries

CCW and CEC were ordered by the High Court of Hong Kong in September 2003 to be wound up and had since been put under receivership. The liquidation is currently in progress. The Group is actively attempting to recover the debts owed to the Group by these two companies and their minority shareholders.

The Group acquired the entire shareholding of Shanghai Jin Qiao Condo Decoration Engineering Company Limited ("**SJQ**"), which was previously owned as to 90.39% and 9.61% by the liquidator of CEC and an independent third party respectively. From October 2004, SJQ's results have been included in the Group's consolidated accounts. SJQ is mainly engaged in the design and installation of curtain walls. Its business was not affected by its ownership restructuring and has contributed to most of the turnover of this business segment.

Looking forward, as the Chinese economy continues to grow steadily, driven by the business opportunities arising from the 2008 Olympics Games in Beijing, the 2010 World Expo in Shanghai and the Asian Games in Guangzhou, SJQ will strive to further enhance its competitive advantages in order to win more construction contracts. This will, in turn, allow SJQ to provide better returns for the shareholders.

(ii) Enful Group

Enful Group underwent an ownership restructuring and a business restructuring in the first half and the second half of 2004 respectively. As a result, the turnover of Enful Group generated from specialised construction contracting business declined significantly during the year under review. Losses incurred were a result of turnover being unable to cover the fixed costs such as administrative expenses.

The Group acquired a 48% equity interest of EHL from Sinowise Development Limited in April 2004 and increased its beneficial interest in Enful Group from 52% to 100%. The acquisition had strengthened the Group's overall control over the operation of Enful Group and enabled better alignment of its strategy with those of the Group.

During the year under review, the Group also focused on improving the management control, and formulating regulations and systems of Enful Group, resulting in better cost controls so that Enful Group could operate on a more solid footing for future development.

The core business of Enful Group is manufacturing and installation of "Bridgman" timber doors. It is also an accredited agent and contractor of fireproof and acoustic soundproof plaster. Looking forward, Enful Group will focus on its door business with spray coating as its ancillary business. Seizing the business opportunities arising from the robust economic development in China, the rebounding Hong Kong economy and the flourishing gaming sector in Macau, Enful Group will expand its business aggressively, adhering to good management practices and aiming for stable growth.

OPERATIONAL REVIEW *(cont'd)*

A. Specialised Construction Contracting *(cont'd)*

*(iii) PEHL and its subsidiaries (collectively, "**Polycrown Group**")*

The pre-liquidation turnover and segment loss of Polycrown Group in 2004 was approximately HK$3.6 million (2003: HK$68.1 million) and HK$0.6 million (2003: HK$24.0 million) respectively.

The board of directors of PEL, a wholly owned subsidiary of PEHL, resolved to liquidate the company on 15 June 2004. PEHL was subsequently ordered by the High Court of Hong Kong on 11 August 2004 to be wound up as it had failed to pay the debts owed to the Group. The aforesaid events did not have a material adverse impact on the Group except that the Group had repaid a bank loan of approximately HK$28.5 million on behalf of PEL in performing its obligation as a guarantor.

The Group is committed to recovering the debts owed to the Group by the liquidated PEL and PEHL and their minority shareholders.

*(iv) Wilson Murray Far East Limited ("**WMFE**")*

In July 2004, an indirect wholly owned subsidiary of the Company, WMFE, entered into an agreement with Guangzhou Tian He Orienmet Property Company Limited, an associate of the Company's controlling shareholder, China Minmetals H.K. (Holdings) Limited, to provide construction project management services to Guangzhou Tian He Jin Hai Building ("**Jin Hai Building**") development project. During the year under review, the revenue arising from project management business was approximately HK$7.6 million with a segment profit of approximately HK$6.5 million.

WMFE commenced provision of construction project management services to the Jin Hai Building in July 2004. It succeeded in obtaining the completion acceptance document for the building's main structure as scheduled, securing extension of the construction permit, resuming construction works and completely controlling the construction progress during the year under review.

The Group expects the construction and installation works of the Jin Hai Building to be completed by the end of 2005. All project management work and finalisation of accounts of the relevant contracts are expected to be done by the middle of 2006. Since WMFE only took over the project management role of the Jin Hai Building in the middle stage of construction, it had had to cope with the legacy of its predecessor and faced difficulties in taking over the supervision of such development project. WMFE will continue to exercise stringent control to ensure that the completion of the project can be achieved on schedule.

The project management agreement is not only expected to generate good returns for the Group, but also to blaze the trail for the construction project management and consultancy business for the Group, hence broadening the Group's business scope and creating new development opportunities for its specialised construction contracting business as a whole. In the meantime, the experience and expertise gained from this project will also benefit the research and investment of the property development activities of the Group.

OPERATIONAL REVIEW *(cont'd)*

B. Manufacturing and Trading

Turnover from manufacturing and trading business amounted to approximately HK$55.1 million in 2004 (2003: HK$57.8 million), representing a decline of 5% as compared with 2003. This segment accounted for 64% of the Group's consolidated turnover in 2004 (2003: 36%) and recorded a segment loss of approximately HK$0.8 million (2003: HK$3.7 million).

(i) Enful Group

In 2004, Enful Group contributed very little to the revenue of this business segment because it has undergone restructuring of its shareholding structure and business. However, this move improved business performance in this segment. (For more details, please refer to the business of Enful Group in the above "Specialised Construction Contracting" section.)

*(ii) Jaeger Oil & Chemical Holdings Limited and its subsidiaries (collectively, "**Jaeger Group**")*

Jaeger Group is mainly engaged in the processing, manufacturing and distribution of industrial lubricants for the middle to high-end markets. In 2004, Jaeger Group successfully made its first foray into the relatively low-end market. However, with oil price fluctuations during the year under review, customers became more cautious with their spending. Fierce competition also drove down gross profit margins for the newly launched low-end products. As a result, revenue of Jaeger Group in 2004 edged up only slightly, while its segment profit decreased substantially.

In the year under review, about 89% and 10% of the turnover of Jaeger Group came from China and Hong Kong respectively, the rest was from the Southeast Asian markets. Jaeger Group strengthened its distribution network in eastern and central China and added a few big industrial buyers to its customer base in the year under review. Facing intense competition in southern China, Jaeger Group leveraged its distribution network to reach new industrial customers. It also tried to boost the sales of mid to high-end products by expanding the market share of the British "Korniche" products, of which sales of this brand rose as compared with 2003.

To enhance its competitive strengths in China's high-end market, Jaeger Group secured in mid-2004 the right to distribute in China the full range of products of one of the United States' top die-casting lubricants brand. The products have helped to further open market for Jaeger Group in the automobile manufacturing and various heavy industries in eastern China. Jaeger Group will endeavour to maximise economies of scale, further control cost and broaden its sales channel to boost market share and profitability.

C. Property Development and Property Leasing

Zhuhai Haitian Garden in China ("**Haitian Garden**") is the major property development project of the Group while the turnover of the property leasing business was mainly derived from the rental income of the ONFEM Tower in Hong Kong.

OPERATIONAL REVIEW *(cont'd)*

C. Property Development and Property Leasing *(cont'd)*

(i) Haitian Garden

The Group successfully acquired a 20% equity stake in Zhuhai (Oriental) Blue Horrison Properties Company Limited ("**ZOBHP**") from Zhuhai Shining Metals Group Inc. on 8 January 2004. The acquisition made ZOBHP a wholly owned subsidiary of the Company and enabled the Group to own 100% equity interest in the project.

During the year under review, construction work of the Haitian Garden was held up due to a litigation and the Group had made a provision for net realisable value of the project of approximately HK$25.0 million in 2004 (2003: HK$11.3 million). As a result, segment loss rose to approximately HK$19.9 million in 2004 (2003: HK$10.9 million).

The Haitian Garden was repositioned as "The New Generation Panoramic Seaview Deluxe Apartments in Zhuhai" as recommended in a consultant research report. Its basement construction works had been completed, and superstructure works are expected to resume in the second half of 2005. The project is expected to obtain a permit for pre-sale by the end of 2005.

It is expected that the completion of the Hong Kong-Zhuhai-Macau Bridge and Guangzhou-Zhuhai Railway shall make commuting between Zhuhai, Hong Kong, Macau and the western parts of China more convenient and will help derive demand for properties there especially with Zhuhai's superior natural environment and the favourable policies implemented by its local government. Given that the prices of new flats in Zhuhai had been rising in 2004, this will facilitate the sale of the Haitian Garden, which is one of a very few luxury apartment projects available in the Zhuhai property market.

(ii) ONFEM Tower and other properties for leasing

Revenue from the property leasing business slightly decreased by 2% to approximately HK$10.6 million (2003: HK$10.8 million) during the year under review, and accounted for 12% of the Group's consolidated turnover (2003: 7%). The decrease was due to the expiry and renewal of the leases for some units in mid-2004. However, improvement in operational efficiency and a gain on revaluation of investment properties of approximately HK$23.0 million in the year under review (revaluation loss in 2003: HK$8.3 million) turned the Group's property leasing business around to a segment profit of approximately HK$30.7 million in 2004 (segment loss in 2003: HK$4.7 million).

In 2004, the average occupancy rate of the ONFEM Tower reached 92% (2003: 88%). Although the local office leasing market was on an up-trend since the second half of 2004, the Group did not benefit from this change because most of the ONFEM Tower's leases were signed in the past two years, and certain leases are of the duration of three years. In 2005, some of the leases are expected to expire and the Group is optimistic that the ONFEM Tower will maintain its present occupancy rate, gradually achieving increasing rental income in the second half of 2005.

Since the Group has appointed a renowned property management company to manage, inter alia, the leasing activities of the ONFEM Tower. A good quality tenant mix with more than half of the tenants being well-known multinational companies has been achieved for the ONFEM Tower. The Group will continue to improve the building's quality and image with the aim to enhancing future income.

OPERATIONAL REVIEW *(cont'd)*

D. Other Businesses

Greater Beijing First Expressways Limited ("**First Expressways**"), a major subsidiary of Greater Beijing Region Expressways Limited, of which the Group had made an equity investment, was wound up in June 2000, and its four toll road projects in Beijing were sold. The Group will continuously monitor the progress of the liquidation process and strive for the best interest of the Group.

LIQUIDITY AND FINANCIAL RESOURCES

As at 31 December 2004, the gearing ratio (total borrowings over shareholders' funds) of the Group reduced to 8% from 15% as at 31 December 2003. Cash and bank deposits (excluding pledged deposits) of the Group as at 31 December 2004 amounted to approximately HK$120.8 million (2003: HK$199.3 million), of which 56%, 14% and 30% (2003: 46%, 8% and 30%) are denominated in Hong Kong dollars, Renminbi ("**RMB**") and United States ("**US**") dollars respectively.

The Group obtained its source of fund through various means in order to maintain a balance between cost and risk. Apart from the fund generated from normal operations, the Group also obtained financial resources from bank borrowings and other borrowings, which amounted to approximately HK$36.4 million (2003: HK$66.7 million) and HK$6.7 million (2003: HK$4.6 million) respectively as at 31 December 2004. All of the borrowings are repayable within one year.

As at 31 December 2004, borrowings denominated in RMB were approximately RMB44.7 million (2003: RMB33.5 million) while the remaining balances were bank borrowings denominated in Hong Kong dollars. Except the bank borrowings denominated in Hong Kong dollars that were obtained by the Group at floating interest rates, all the Group's borrowings were on a fixed rate basis. For the year ended 31 December 2004, finance costs were reduced to approximately HK$1.4 million (2003: HK$4.9 million).

Capital commitments of the Group as at 31 December 2004 amounting to approximately HK$29.5 million (2003: HK$145.8 million), for properties under development, are to be financed by bank borrowings and internal funds.

EXPOSURE TO FLUCTUATION IN EXCHANGE RATES

Most of the transactions of the Group were denominated in Hong Kong dollars, RMB and US dollars. Given that the foreign currency risk exposure is minimal during the year ended 31 December 2004, no respective hedging or other alternative measures were arranged by the Group. As at 31 December 2004, the Group had no significant exposure under foreign exchange contracts, interest or currency swaps or other financial derivatives.

CHARGES ON GROUP ASSETS

As at 31 December 2004, the Group pledged an investment property with the carrying amount of approximately HK$215.0 million (2003: HK$195.0 million) and fixed bank deposits of approximately HK$38.1 million (2003: HK$53.2 million) as securities for the Group's general banking facilities. Certain inventories of the Group were also held under trust receipt loan arrangements during the year ended 31 December 2004.

CONTINGENT LIABILITIES

Details of the contingent liabilities of the Company and the Group are set out in Note 31 to the accounts.

EMPLOYEES

As at 31 December 2004, the Group employed 300 staff, including directors of the Company (2003: 309). The total remunerations and benefits of the directors of the Company and staff of the Group during the year were approximately HK$35.2 million (2003: HK$43.1 million). The Group adopts a remuneration policy in line with market practice.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 15 April 2005

DIRECTORS' AND SENIOR MANAGEMENT'S PROFILE



Mr. LIN Xizhong, aged 60, was appointed as an Executive Director and the Chairman of ONFEM Holdings Limited ("**Company**") in November 2003. Mr. Lin is the Vice President of China Minmetals Corporation ("**China Minmetals**"), the Vice Chairman and Chief Executive Officer of China Minmetals H.K. (Holdings) Limited ("**Minmetals HK**"), the Chairman of the following subsidiaries of China Minmetals: Oriental Metals (Holdings) Company Limited ("**OMC**") in Hong Kong, Janfair Pty Limited in Australia, China Minmetals (NZ) Limited in New Zealand, AXA-Minmetals Assurance Limited in Shanghai and the Director of AXA Asia Pacific Holdings Limited.

Mr. Lin earned his Bachelor of Arts degree in Literature from the Beijing Foreign Studies University in 1973. From 1995 to 1998, he was the representative of The People's Republic of China ("**PRC**") in APEC Business Advisory Council of Asia-Pacific Economic Cooperation Organisation. He was the Vice Chairman of First Pacific Bank in Hong Kong during 1993 to 2000. Mr. Lin has over 30 years of experience in international trading, strategic investment and corporate financial management.



Mr. WANG Xingdong, aged 44, was appointed as an Executive Director and the Managing Director of the Company in March 2001, responsible for the operation of and strategic planning for the Company. He is also a Director of Minmetals HK and a Non-executive Director of China Merchants China Direct Investments Limited.

Mr. Wang graduated from the Xiamen University in 1982 with a Bachelor of Arts degree. He then continued his studies in business management between 1987 and 1989 in the Faculty of Management of Business Administration of Long Island University in New York, U.S.A..

Prior to joining the Company, he has been a member of senior management of both U.S.A. and German corporations carrying on trading business of metals and mineral products for many years. Mr. Wang has extensive experience in international metals trading, investment strategies and corporate management.



Mr. YAN Xichuan, aged 58, was appointed as an Executive Director and the Deputy Managing Director of the Company in August 2002. He is responsible for monitoring the operation and strategic planning of the subsidiary groups of the Company, which are principally engaged in specialised construction contracting business.

Mr. Yan was graduated from the Chongqing Architectural University in 1970 and is a qualified senior engineer. He joined China State Construction Engineering Corporation in 1970 and was transferred to China Overseas Holdings Limited ("**COHL**") in 1984. Mr. Yan has been the General Manager of China Overseas Civil Engineering Limited, the Assistant General Manager of the Investments Department of COHL and the President of Gold Court Property Management Limited and has been responsible for supervision of civil engineering work, real estate investment and property management etc.

Mr. Yan has been involved in various construction projects in the PRC and Hong Kong and has over 30 years of experience in construction and project management.



Mr. QIAN Wenchao, aged 40, was appointed as an Executive Director of the Company in November 2003. Mr. Qian is also a Director of Minmetals HK and an Executive Director of OMC. He earned his Bachelor of Arts degree in Economics from Beijing Technology and Business University and completed his graduate study in accounting in the same university in 1987 and 1989 respectively. He joined China Minmetals in 1989 and has worked in the Overseas Enterprises Division of China Minmetals and Minmetals HK with responsibilities in financial management. Mr. Qian has over 10 years of experience in corporate financial management.



Ms. HE Xiaoli, aged 37, was appointed as an Executive Director of the Company in February 2002. She is also the General Manager of the Finance Department of the Company. Ms. He holds a Bachelor's degree in Accounting from the North China University of Technology and a Master's degree in Business Administration from the University of South Australia, and is also a PRC Senior Accountant and a member of The Chinese Institute of Certified Public Accountants, PRC. Prior to joining the Company, she had been the Head of Business Division and the Deputy Minister of Accounting Information Division of the Finance Department of previous China National Nonferrous Metals Industry Corporation. She has extensive experience in financial management of PRC enterprises.



Mr. LAM Chun, Daniel, aged 59, was appointed as an Independent Non-executive Director of the Company in May 1997. He is the Director – Property of Kowloon-Canton Railway Corporation. He is an Authorized Person under the Buildings Ordinance and a Registered Professional Surveyor. Mr. Lam has over 30 years of experience in the surveying profession. He is a fellow member of the Royal Institution of Chartered Surveyors and the Chartered Institute of Arbitrators. He is a fellow member and the Past President (1986-1987) of the Hong Kong Institute of Surveyors, and a fellow member and the Past Chairman (1997-2000) of the Hong Kong Institute of Arbitrators. Mr. Lam is a member of the Administrative Appeals Board and was a member of the Hong Kong Housing Authority and Chairman of its Building Committee, a member of the Hong Kong Surveyors Registration Board and a consultant to the World Bank on the Urban Land Policies Study for the PRC. He is also a Council Member of the Hong Kong International Arbitration Centre. Mr. Lam had worked in the Hongkong Land Group, Architectural Services Department, Housing Department, Hongkong Bank Group, Sime Darby Group, China Light & Power Group and was a former Executive Director of Tian An China Investments Company Limited and the former Chairman of DCL Consultants Limited.



Mr. Selwyn MAR, aged 69, was appointed as an Independent Non-executive Director of the Company in November 2002. Mr. Mar graduated from the London School of Economics, University of London. He is a Chartered Accountant, the Managing Partner of Nexia Charles Mar Fan & Co., Certified Public Accountants and the Managing Director of Marfan & Associates Limited. Mr. Mar was the President of the Hong Kong Institute of Certified Public Accountants in 1991, a member of the Appeals Panel of Securities & Futures Commission and a member of the Board of Governors of Chinese International School. In the past 27 years, Mr. Mar had been active in commercial and industrial undertakings. Presently, he sits on the board of two financial institutions.



Ms. TAM Wai Chu, Maria, aged 59, was appointed as an Independent Non-executive Director of the Company in April 1997. Ms. Tam holds a Bachelor's degree in Law from the London University. She has been a practising barrister since 1972. Ms. Tam is currently involved in numerous community services which include the Deputy of the National Peoples' Congress of the PRC, member of the Basic Law Committee of the Hong Kong Special Administrative Region, member of the Bar Association, board member of both of the Hong Kong Airport Authority and the Urban Renewal Authority and member of the Advisory Committee on Corruption of the Independent Commission Against Corruption.

SENIOR MANAGEMENT

Mr. LI Tan, aged 48, was appointed as the Deputy General Manager of the Company and the General Manager of the Company's Real Estates Development Department in June 2003, responsible for monitoring strategic planning, management and development of the Company's business in the area of property development.

Mr. Li holds a Master's degree in the Construction Economics and Project Management from the Tongji University and a Bachelor's degree in Building Structure from the South China University of Science and Engineering. He is a Chartered Builder of both of the Chartered Institute of Building, United Kingdom and the American Institute of Constructors and is a member of several professional institutes in construction and building industry.

Prior to joining the Company, Mr. Li has been a Director and a Project Director of various corporations. He has been engaged in property development and management, construction, professional consultant services, corporate and investment project management in the PRC as well as Hong Kong for over 26 years.

Ms. YUEN Wai Man, aged 32, joined the Company in May 2002 and is the Financial Controller of the Company. She has been appointed as the Qualified Accountant of the Company since March 2004. Ms. Yuen holds a degree of Bachelor of Business Administration in Accounting from the Hong Kong University of Science and Technology and is a member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants. Prior to joining the Company, she was the qualified accountant of a company listed on The Growth Enterprise Market of The Stock Exchange of Hong Kong Limited ("**Stock Exchange**"). Ms. Yuen has extensive experience in financial and general management.

Miss. SIU Tin Ho, aged 40, joined the Company in May 2000 and is the Company Secretary of the Company. She graduated from the City University of Hong Kong and is an associate member of the Hong Kong Institute of Company Secretaries and an associate member of the Institute of Chartered Secretaries and Administrators. Prior to joining the Company, Miss. Siu has been working for major accounting firms and sizeable listed groups. She has extensive experience in company secretarial affairs.

SENIOR MANAGEMENT *(cont'd)*

Mr. XU Minluo, aged 48, was appointed as the General Manager of the Company's Construction Division in December 2002, responsible for overseeing the operation of the subsidiaries of the Company. He was appointed as the Managing Director of Enful Group in October 2004, responsible for the operation of and strategic planning for the companies under Enful Group. Mr. Xu graduated from the Hua Chiao University in 1982 with a Bachelor of Science degree and obtained a Master's degree in Business Administration from the Murdoch University, Australia in 1998. Prior to joining the Company, he has been a member of senior management of construction and real estate corporations in Hong Kong for many years. Mr. Xu has extensive experience in building construction, property development and corporate management.

Mr. SZETO Wai Hung, Augustine, aged 45, is the Managing Director of Jaeger Group. He was appointed as the General Manager of the Corporate Development Department of the Company in January 2005. Mr. Szeto holds a Bachelor's degree in Commerce from the University of New South Wales, Australia and an EMBA degree from the Richard Ivey School of Business of the University of Western Ontario, Canada. He is an associate member of the Institute of Chartered Accountants in Australia and a fellow member of the Hong Kong Institute of Certified Public Accountants. He joined Jaeger Group in 1993 as the Financial Controller and became the General Manager of Jaeger Group in 1994. He was further promoted to the Managing Director in 1997. Mr. Szeto has over 20 years of experience in Hong Kong and overseas financial, marketing and general management.

Ms. CHEN XIE Ying, aged 41, joined the Company in April 2003 and is the Internal Audit Manager of the Company. Ms. Chen holds a Master's degree in Business Administration and is a fellow member of the Association of Chartered Certified Accountants. Prior to joining the Company, she has been the head of internal audit department and a member of the risk management committee of a financial institution listed on the Stock Exchange for many years. Ms. Chen has extensive experience in improving internal control and risk management.

Ms. WONG Mei Yee, aged 43, joined the Company in May 1993 and is the Human Resources Manager of the Company. She is responsible for administration and human resources management of the Company. Ms. Wong has extensive experience in administration and human resources management.

REPORT OF THE DIRECTORS

The board of directors ("**Directors**") of ONFEM Holdings Limited ("**Company**", together with its subsidiaries "**Group**") would like to submit the annual report together with the audited accounts for the year ended 31 December 2004.

PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS

The principal activity of the Company is investment holding. The principal activities and other particulars of the subsidiaries are set out in Note 14 to the accounts.

An analysis of the Group's performance for the year by business and geographical segments is set out in Note 3 to the accounts.

RESULTS AND APPROPRIATIONS

The results of the Group for the year are set out in the consolidated profit and loss account on page 36.

The Directors do not recommend the payment of a dividend for the year ended 31 December 2004 (2003: Nil).

FIXED ASSETS

Movements in fixed assets of the Group during the year are set out in Note 13 to the accounts.

SHARE CAPITAL

Details of the Company's share capital are set out in Note 25 to the accounts.

RESERVES

Movements in reserves of the Group and of the Company during the year are set out in Note 26 to the accounts.

DIRECTORS

The Directors who held office during the year and up to the date of this report were:

Executive Directors

Lin Xizhong
Wang Xingdong
Yan Xichuan
Qian Wenchao
He Xiaoli

Independent Non-executive Directors

Lam Chun, Daniel
Selwyn Mar
Tam Wai Chu, Maria

Mr. Yan Xichuan and Mr. Lam Chun, Daniel ("**Mr. Lam**") retire from office in accordance with Article 111(A) of the Company's Bye-Laws and, being eligible, offer themselves for re-election.

DIRECTORS' SERVICE CONTRACTS

No Director proposed for re-election at the forthcoming annual general meeting has an unexpired service contract which is not determinable by the Company and any of its subsidiaries within one year without payment of compensation, other than normal statutory obligations.

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 31 December 2004, the interests and short positions of the Directors and the chief executive of the Company in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of the Securities and Futures Ordinance ("**SFO**")) which have been notified to the Company and The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, as recorded in the register kept by the Company pursuant to section 352 of the SFO, were as follows:

Long Position in Shares of the Company

(a) *Shares*

Name of Director	Nature of interest	Number of ordinary shares held
He Xiaoli	Personal	20,000

(b) *Share options*

As at 31 December 2004, the following outstanding share options were granted to the Directors on 15 March 2004 under the share option scheme adopted by the Company on 29 May 2003:

DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES *(cont'd)*

Long Position in Shares of the Company *(cont'd)*

(b) Share options (cont'd)

Name of Director	Date of acceptance of share options	Exercise period of share options	Exercise price of share options *HK$*	Number of share options outstanding as at 31 December 2004
Lin Xizhong	16 March 2004	16 March 2004 to 15 March 2007	0.83	4,000,000
Wang Xingdong	16 March 2004	16 March 2004 to 15 March 2007	0.83	3,000,000
Yan Xichuan	16 March 2004	16 March 2004 to 15 March 2007	0.83	2,000,000
Qian Wenchao	16 March 2004	16 March 2004 to 15 March 2007	0.83	1,500,000
He Xiaoli	16 March 2004	16 March 2004 to 15 March 2007	0.83	1,500,000

Save as disclosed above, as at 31 December 2004, none of the Directors or the chief executive of the Company or any of their associates had any personal, family, corporate or other interests or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO).

During the year ended 31 December 2004, save as disclosed above, none of the Directors or the chief executive of the Company nor their spouses or children under 18 years of age, was granted or had exercised any right to subscribe for any equity or debt securities of the Company or any of its associated corporations (within the meaning of the SFO).

CONVERTIBLE SECURITIES, OPTIONS, WARRANTS OR SIMILAR RIGHTS

Save as disclosed in the section entitled "Directors' and Chief Executive's Interests and Short Positions in Shares, Underlying Shares and Debentures" above and the section entitled "Information Relating to Share Option Scheme" below, the Company had no other outstanding options, convertible securities, warrants or other similar rights as at 31 December 2004.

There was no repurchase or exercise of options and convertible securities during the year.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

As at 31 December 2004, according to the register of interests kept by the Company under section 336 of the SFO, the following entities have interests and short positions in the shares of the Company which fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO:

Long Position in Shares of the Company

Name of shareholder	Number of ordinary shares held	Percentage of total issued shares
China Minmetals Corporation *(Note)*	416,585,852	53.95%
China Minmetals H.K. (Holdings) Limited ("**Minmetals HK**") *(Note)*	416,585,852	53.95%
June Glory International Limited ("**June Glory**")	416,585,852	53.95%

Note:
By virtue of the SFO, these companies are deemed to be interested in the 416,585,852 shares held by June Glory.

CONTRACTS OF SIGNIFICANCE

Save for the construction project management agreement dated 29 July 2004 ("**PM Agreement**") between Wilson Murray Far East Limited ("**WMFE**"), a wholly owned subsidiary of the Company, and Guangzhou Tian He Orienmet Property Co., Ltd. ("**GTH**"), an associate of Minmetals HK (which is a controlling shareholder of the Company), no contracts of significance were entered into between the Company or its subsidiaries and the Company's controlling shareholder or its subsidiaries during the year. Details of the PM Agreement have been published in the Company's announcement dated 29 July 2004.

No contract of significance to which the Company, any of its holding companies, or any of their subsidiaries was a party, in which a Director had a material interest, subsisted at the end of the year or at any time during the year.

MANAGEMENT CONTRACTS

No contracts for management and administration of the whole or any substantial part of any business of the Company were entered into or existed during the year.

MAJOR CUSTOMERS AND SUPPLIERS

The information in respect of the Group's sales and purchases attributable to the major customers and suppliers during the year is as follows:

	Percentage of the Group's total			
	Sales		Purchases	
	2004	2003	**2004**	2003
The largest customer	**9.0%**	33.2%		
Five largest customers in aggregate	**19.9%**	43.4%		
The largest supplier			**14.9%**	7.6%
Five largest suppliers in aggregate			**29.5%**	20.7%

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the year.

PROPERTIES

Particulars of the major properties held for investment and property under development of the Group are shown on page 89.

FIVE YEAR FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 90.

INFORMATION RELATING TO SHARE OPTION SCHEME

On 29 May 2003, the Company adopted a new share option scheme ("**Scheme**") which is in compliance with Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange ("**Listing Rules**").

A summary of the Scheme is set out as follows:

1.	Purpose of the Scheme	To recognise and acknowledge the contributions that the eligible person had made or may from time to time make to the Group whether in the past or in the future
2.	Participants of the Scheme	Any directors or any employees of any company of the Group and any advisers of, consultants of, contractors to any company of the Group or any person who has any relationship (whether business or otherwise) with any company of the Group or any person whom the Directors consider, in their sole discretion, has contributed or will contribute or can contribute to the Group
3.	Maximum number of shares	The maximum number of shares to be issued upon exercise of all outstanding options granted and yet to be exercised under the Scheme and any other share option schemes of the Company must not in aggregate exceed 30% of the issued share capital of the Company from time to time
4.	Total number of shares available for issue upon exercise of all options under the Scheme	77,218,178 shares unless shareholders' approval has been obtained according to the requirements of the Listing Rules, being 10% of the issued share capital of the Company at the date of approval of the Scheme by the shareholders of the Company
5.	Maximum entitlement of each participant under the Scheme	No options under the Scheme may be granted to any eligible person, which, if exercised in full, would result in the total number of shares issued and to be issued upon the exercise of the options already granted or to be granted to such eligible person under the Scheme (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such new grant exceeding 1% of the issued share capital as at the date of such new grant. Any grant of further options above this limit shall be subject to the requirements under the Listing Rules

INFORMATION RELATING TO SHARE OPTION SCHEME *(cont'd)*

6.	The period within which the shares must be taken up under an option	The Directors may in their absolute discretion determine the period during which an option may be exercised and notify each grantee, save that such period shall not be later than 10 years from the date on which the Directors make an offer of the option subject to the provisions for early termination thereof
7.	The minimum period for which an option must be held before it can be exercised	Not applicable
8.	Time of acceptance and the amount payable on acceptance of the option	The offer of an option made in accordance with the Scheme may be accepted within 28 business days from the date of the offer and the amount payable on acceptance of the option is HK$10
9.	The basis of determining the subscription price	The subscription price shall be determined by the Directors at the time of grant of the relevant option and shall not be less than the highest of: (i) the closing price per share of the Company as stated in the daily quotations sheet of the Stock Exchange on the date of the grant of the relevant option; (ii) the amount equivalent to the average closing price per share of the Company as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the date of the grant of the relevant option; and (iii) the nominal value of a share of the Company
10.	The remaining life of the Scheme	The Scheme was adopted on 29 May 2003 and will remain in force for a period of 10 years from the date of adoption

INFORMATION RELATING TO SHARE OPTION SCHEME *(cont'd)*

As at 31 December 2004, details of the outstanding share options, all of which were granted on 15 March 2004 and have not been exercised, are as follows:

	Category of participant	Exercise period of share options	Exercise price of share options *HK$*	Number of share options lapsed during the year	Number of share options outstanding as at 31 December 2004
(i)	Directors	16 March 2004 to 15 March 2007	0.83	–	12,000,000
(ii)	Employees of the Group	17 March 2004 to 26 April 2007*	0.83	200,000	8,900,000

The closing price of the shares of the Company immediately before the date on which the share options disclosed above were granted (that is, 12 March 2004) was HK$0.81 while details of the outstanding share options held by each Director are set out in the section entitled "Directors' and Chief Executive's Interests and Short Positions in Shares, Underlying Shares and Debentures" above. Save as disclosed above, no share options were lapsed or cancelled in accordance with the terms of the Scheme during the year.

The Directors consider that it is inappropriate to value the share options disclosed above because any valuation of those options based on a large number of speculative assumptions would not be meaningful and would be misleading.

* *The exercise period for the share options granted to each employee of the Group lasts 3 years commencing from the date of acceptance of the share options by each respective employee.*

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-Laws or the laws of Bermuda.

CODE OF BEST PRACTICE

Throughout the year ended 31 December 2004, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules with effect up to 31 December 2004 except that the Independent Non-executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

CODE OF BEST PRACTICE *(cont'd)*

In response to the promulgation of a new Code on Corporate Governance Practices ("**CG Code**") by the Stock Exchange, which came into effect on 1 January 2005, the Directors resolved in February 2005 to implement the code provisions of the CG Code to the extent that it is reasonably practicable and in the interests of the Company to do so and the following matters are being and/or have been dealt with:

(i) review of the scope of duties of the Chairman, the Managing Director, other Executive Directors and the Independent Non-executive Directors;

(ii) review of the terms of reference of the audit committee, remuneration committee and investment committee;

(iii) fixing of the term of office of the Independent Non-executive Directors; and

(iv) preparation of a schedule for the regular meetings of the Directors on yearly basis.

SUFFICIENCY OF PUBLIC FLOAT

Based on the notices submitted to the Company pursuant to the SFO, the Directors are of the view that sufficient public float exists for the issued shares of the Company as at the date of this report.

CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules as its code of conduct regarding securities transactions by Directors ("**Model Code**") and has made specific enquiry of all Directors and has received a written confirmation from each Director confirming that he/she has complied with the Model Code throughout the year ended 31 December 2004 if he/she carried out any securities dealings.

The Company also established a set of guidelines as its own "Rules and Procedures for Directors and Relevant Employees of the Company in respect of Dealings in Securities of the Company" ("**Rules for Securities Transactions**") on no less exacting terms than the Model Code in March 2005. A designated committee ("**Designated Committee**") comprising two members has also been established for receiving notification from and issuing dated written acknowledgement to the Directors and the Relevant Employees of the Company.

Under the Rules for Securities Transactions, the Directors and the Relevant Employees of the Company are required to notify any one member of the Designated Committee and receives a dated written acknowledgement before dealing in the securities of the Company, and in the case of a member of the Designated Committee, he or she must notify the other member of the Designated Committee and receives a dated written acknowledgement before any dealing.

CONFIRMATION OF INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

A written confirmation was received from each of Mr. Lam, Mr. Selwyn Mar ("**Mr. Mar**") and Ms. Tam Wai Chu, Maria ("**Ms. Tam**"), the Independent Non-executive Directors of the Company, confirming their independence in accordance with Rule 3.13 of the Listing Rules.

CONFIRMATION OF INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS *(cont'd)*

Mr. Lam is an honorary consultant of Shanghai City Development Law Firm 上海市建緯律師事務所 ("**SCD**"), a legal firm in the People's Republic of China ("**PRC**") which is the legal advisor acting for a wholly owned subsidiary of the Company in a litigation proceeding conducted in the PRC. Mr. Lam is not a director, partner, principal or employee of SCD nor has he had any administrative or management role in SCD. Mr. Lam further confirms that he receives no economic or monetary benefit from the position nor do any obligations or duties arise which he must or is encouraged to perform.

The Company considers that all Independent Non-executive Directors to be independent.

AUDIT COMMITTEE

The audit committee of the Company comprises three Independent Non-executive Directors namely, Mr. Lam, Mr. Mar and Ms. Tam. The audit committee has reviewed with the auditors the audited accounts for the year ended 31 December 2004 and has also discussed auditing, internal control and financial reporting matters including the review of the accounting practices and principles adopted by the Group.

During the year, the audit committee convened four meetings and has made recommendations to the management of the Group with special focus on risky areas to ensure the existence of adequate and effective controls.

AUDITORS

PricewaterhouseCoopers ("**PwC**") were appointed as the auditors of the Company with effect from 11 October 2002 following the combination of practices of PwC and Aurther Andersen & Co. on 1 July 2002.

The accounts have been audited by PwC who will retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-appointment.

CONNECTED TRANSACTIONS

PART A Non Wholly Owned Subsidiaries

CONNECTED TRANSACTIONS WHICH FALL UNDER RULE 14.25(2) OF THE LISTING RULES WITH EFFECT UP TO 30 MARCH 2004

Prior to the ZOBHP Acquisition (as defined herebelow), Zhuhai (Oriental) Blue Horrison Properties Company Limited ("**ZOBHP**") was owned as to 80% by ONFEM Company Limited ("**OCL**"), a wholly owned subsidiary of the Company, and 20% by Zhuhai Shining Metals Group Inc. ("**Shining Metals**"). As announced in the Company's announcement dated 9 January 2004, OCL has acquired 20% equity interest in ZOBHP originally held by Shining Metals ("**ZOBHP Acquisition**") at a public auction in the PRC on 8 January 2004, turning ZOBHP into a wholly owned subsidiary of the Company. The necessary approvals and consents have been obtained in respect of the registration of the transfer and the conversion of ZOBHP from a Sino-foreign equity joint venture (中外合資企業) to a wholly foreign-owned enterprise (外商獨資企業).

CONNECTED TRANSACTIONS *(cont'd)*

PART A Non Wholly Owned Subsidiaries *(cont'd)*

CONNECTED TRANSACTIONS WHICH FALL UNDER RULE 14.25(2) OF THE LISTING RULES WITH EFFECT UP TO 30 MARCH 2004 (cont'd)

Details of the supplemental agreements entered into between ZOBHP and OCL on or after 1 January 2004 but prior to the completion of the ZOBHP Acquisition to extend the repayment date of each respective loan from OCL to ZOBHP for a term of one year from the respective maturity date at the best lending rate as quoted by the People's Bank of China per annum are set out in the following table:

Date of supplemental agreement	Loan amount *RMB*	Purpose of the loan	Advance from Shining Metals
2 January 2004	3,840,000	To finance the working capital requirement	The repayment date of the loan of a principal amount of RMB960,000 granted by Shining Metals to ZOBHP (proportional to the 20% shareholding of Shining Metals) was also extended accordingly
2 January 2004	7,837,829.60	To finance the working capital requirement	The repayment date of the loan of a principal amount of RMB1,959,457.40 granted by Shining Metals to ZOBHP (proportional to the 20% shareholding of Shining Metals) was also extended accordingly
2 January 2004	2,400,000	To finance the working capital requirement	The repayment date of the loan of a principal amount of RMB600,000 granted by Shining Metals to ZOBHP (proportional to the 20% shareholding of Shining Metals) was also extended accordingly
2 January 2004	4,000,000	To finance the working capital requirement	The repayment date of the loan of a principal amount of RMB1,000,000 granted by Shining Metals to ZOBHP (proportional to the 20% shareholding of Shining Metals) was also extended accordingly

CONNECTED TRANSACTIONS *(cont'd)*

PART A Non Wholly Owned Subsidiaries *(cont'd)*

CONNECTED TRANSACTION WHICH FALLS UNDER RULE 14.26 OF THE LISTING RULES WITH EFFECT UP TO 30 MARCH 2004

On 8 January 2004, OCL acquired 20% equity interest in ZOBHP originally held by Shining Metals at a public auction and on the same date entered into a letter of confirmation ("**Letter**") with Zhuhai Chengyu Auction Company Limited ("**Chengyu**"), an independent third party not connected with the Directors, chief executive, substantial shareholders of the Company, any of its subsidiaries or their associates (as defined in the Listing Rules). Details of the Letter are set out below:

Parties:	OCL as purchaser; and Chengyu as vendor
Assets acquired:	20% equity interest in ZOBHP
Consideration:	RMB12,859,256 (including commission payment to Chengyu but excluding taxes and other expenses)
Purpose of the transaction:	to facilitate OCL to implement its decision on the development of the Haitian Garden project undertaken by ZOBHP and, in turn, improve the efficiency of ZOBHP's operation

June Glory, the immediate controlling shareholder of the Company holding approximately 53.95% of the issued share capital of the Company, issued to the Company a written certificate evidencing its approval of the transactions contemplated under the Letter. The Company applied to the Stock Exchange for a waiver from convening a general meeting of the Company to approve the transactions contemplated under the Letter and the Stock Exchange granted the waiver as sought.

CONNECTED TRANSACTION WHICH FALLS UNDER RULE 14A.32(2) OF THE LISTING RULES WITH EFFECT FROM 31 MARCH 2004

Prior to the completion of the S&P Agreement (as defined herebelow),

(i) Perfect Way Investments Limited ("**PWI**"), a wholly owned subsidiary of the Company, held 52% of the beneficial interest in Enful Holdings Limited ("**EHL**") while the remaining 48% of the beneficial interest in EHL was held by Sinowise Development Limited ("**Sinowise**"); and

(ii) Sinowise is in turn beneficially owned as to 22% by Mr. Keung Chee Cheong ("**Mr. Keung**"), 22% by Mr. Mak Yun Wo, Simon ("**Mr. Mak**"), 26% by Mr. Woo King Kwong ("**Mr. Woo**") and 30% by Mr. Kong Chi Yeung ("**Mr. Kong**"). The effective interest in EHL held by each of Mr. Keung, Mr. Mak, Mr. Woo and Mr. Kong were 10.56%, 10.56%, 12.48% and 14.40% respectively.

Mr. Keung and Mr. Mak were also directors of EHL and Enful Engineering Limited ("**EEL**") until 5 May 2004. EEL is a wholly owned subsidiary of EHL.

CONNECTED TRANSACTIONS *(cont'd)*

PART A Non Wholly Owned Subsidiaries *(cont'd)*

CONNECTED TRANSACTION WHICH FALLS UNDER RULE 14A.32(2) OF THE LISTING RULES WITH EFFECT FROM 31 MARCH 2004 (cont'd)

On 29 April 2004, PWI, Sinowise, Mr. Kong, Mr. Keung, Mr. Mak and Mr. Woo entered into a sale and purchase agreement ("**S&P Agreement**") for the acquisition by PWI of the 48% interest in EHL held by Sinowise ("**Sale Shares**") and the assignment of the benefit of the debt of HK$3,050,253.51 owing by EEL to Sinowise as at completion of the S&P Agreement ("**Debt**"). Details of the S&P Agreement are set out below:

Parties:	(1) PWI, as purchaser (2) Sinowise, as vendor (3) Mr. Kong, Mr. Keung, Mr. Mak and Mr. Woo as guarantors for the performance of Sinowise's obligations under the S&P Agreement
Assets acquired:	the Sale Shares and the Debt
Consideration:	upon completion of the S&P Agreement, PWI paid HK$1.00 to Sinowise for the Sale Shares and also paid HK$1.00 to Sinowise for the benefit of the Debt
Purpose of the transaction:	to facilitate the Company to implement its decision on the EHL Group (as defined in the Company's announcement dated 30 April 2004) and in turn improve the efficiency of operations of the EHL Group

Upon completion of the S&P Agreement on 5 May 2004, EHL and EEL became wholly owned subsidiaries of the Company.

PART B Fellow Subsidiaries

(I) Brena Company Limited ("**Brena**") is a wholly owned subsidiary of the Company while Texion Development Limited ("**Texion**") is a wholly owned subsidiary of Minmetals HK, the intermediate controlling shareholder of the Company holding approximately 53.95% of the issued share capital of the Company. On 31 May 2004, Brena as tenant and Texion as landlord entered into a tenancy agreement ("**Tenancy Agreement**") of which details are set out below:

Property:	18th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong
Period:	1 June 2004 to 31 May 2006
Rental:	HK$63,723.00 per calendar month (exclusive of government rates, service, management and air-conditioning charges)
Other charges:	HK$24,331.00 per calendar month (being the tenant's share of service, management and air-conditioning charges)

CONNECTED TRANSACTIONS *(cont'd)*

PART B Fellow Subsidiaries *(cont'd)*

(II) EEL is a wholly owned subsidiary of the Company while Cheemimet Finance Limited ("**Cheemimet**") is a wholly owned subsidiary of Minmetals HK. On 21 June 2004, EEL as licensee and Cheemimet as licensor entered into a licence agreement ("**Licence Agreement**") of which details are set out below:

Property:	certain portions of 16th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong
Period:	16 June 2004 to 31 May 2006
Licence fee:	HK$17,922.10 per calendar month (exclusive of management fee, government rates and other outgoings)
Other charges:	HK$6,843.10 per calendar month (being the licensee's share of the management fee)

(III) WMFE is a wholly owned subsidiary of the Company while GTH is an associate of Minmetals HK. On 29 July 2004, WMFE and GTH entered into the PM Agreement of which details are set out below:

Parties:	WMFE as the project manager; and GTH as the sole owner of a 28-storey (with two basements levels) office complex with a total gross site area of approximately 4,411 square metres and estimated gross floor area on completion of approximately 37,220 square metres located at 610 Tian He Bei Road, Guangzhou, the PRC ("**Property**")
Purpose:	To provide construction project management services to the Property by WMFE pursuant to the PM Agreement
Services fees:	RMB40,000,000 in aggregate comprising the Basic Fee (as defined in the Company's announcement dated 29 July 2004) and the Incentive Fee (as defined in the Company's announcement dated 29 July 2004)

The transactions contemplated under the PM Agreement were approved by the Company's independent shareholders at a special general meeting of the Company held on 14 September 2004.

ANNUAL REVIEW OF CONTINUING CONNECTED TRANSACTIONS

The Tenancy Agreement and the Licence Agreement as mentioned in sub-sections I and II of Part B of the above section entitled "Connected Transactions" constituted continuing connected transactions of the Company under the Listing Rules.

The Independent Non-executive Directors had reviewed the transactions contemplated under the Tenancy Agreement and the Licence Agreement (collectively, "**Transactions**") for the year ended 31 December 2004 and confirmed that the Transactions were entered into:

(a) in the ordinary and usual course of business of the Group;

(b) on normal commercial terms; and

(c) in accordance with the terms of each of the Tenancy Agreement and the Licence Agreement that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

PwC, the auditors of the Company, had reviewed the Transactions and reported that:

(a) the Directors have approved the Transactions;

(b) the Transactions have been entered into in accordance with the terms of each of the Tenancy Agreement and the Licence Agreement; and

(c) the transactions contemplated under the Tenancy Agreement have not exceeded the annual cap as disclosed in the announcement of the Company dated 31 May 2004 and the transactions contemplated under the Licence Agreement have fallen under the de minimis provision of Rule 14A.33(3) of the Listing Rules.

By Order of the Board
Lin Xizhong
Chairman

Hong Kong, 15 April 2005



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

AUDITORS' REPORT TO THE SHAREHOLDERS OF

ONFEM HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

We have audited the accounts on pages 36 to 88 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 15 April 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 31 December 2004

	Note	**2004 HK$'000**	2003 HK$'000
Turnover	3	**86,605**	160,941
Cost of sales		**(42,830)**	(122,140)
Gross profit		**43,775**	38,801
Other revenue	3	**2,383**	4,501
Distribution costs		**(12,370)**	(11,432)
Administrative expenses	32	**(30,770)**	(78,832)
Other operating expenses		**(2,930)**	(4,593)
Provision for properties under development		**(25,000)**	(11,276)
Gain/(loss) on revaluation of investment properties	13(c)	**23,033**	(8,250)
Gain on deconsolidation of subsidiaries	28(d)	**78,707**	38,747
Write-back of provision for a bank guarantee	22(b)	**10,148**	–
Operating profit/(loss)	4	**86,976**	(32,334)
Finance costs	5	**(1,385)**	(4,860)
Profit/(loss) before taxation		**85,591**	(37,194)
Taxation	6	**(977)**	(95)
Profit/(loss) after taxation		**84,614**	(37,289)
Minority interests		**–**	1,550
Profit/(loss) attributable to shareholders	7	**84,614**	(35,739)
Dividends	8	**–**	–
Basic earnings/(loss) per share (HK cents)	9	**10.96**	(4.63)

CONSOLIDATED BALANCE SHEET

As at 31 December 2004

	Note	2004 HK$'000	2003 HK$'000
Non-current assets			
Goodwill	12	**11,491**	–
Fixed assets	13	**242,902**	220,479
Non-trading securities	15	**28,440**	28,440
Deferred tax assets	24	**932**	932
Retention receivables	19	**879**	607
Other assets	16	**1,716**	1,738
		286,360	252,196
Current assets			
Inventories	17	**202,491**	218,475
Amount due from a fellow subsidiary		**–**	1
Amount due from a minority investor		**–**	37
Trade and other receivables	18	**83,490**	48,392
Gross amounts due from customers for contract work	19	**1,684**	3,261
Trading securities	20	**2,489**	2,142
Pledged deposits	29	**38,100**	53,210
Cash and bank deposits	21	**120,839**	199,288
		449,093	524,806
Current liabilities			
Amounts due to minority investors		**–**	9,571
Trade and other payables	22	**109,376**	135,865
Gross amounts due to customers for contract work	19	**810**	16,363
Taxation payable		**14,037**	32,005
Short-term borrowings	23	**43,131**	71,304
		167,354	265,108
Net current assets		**281,739**	259,698
Total assets less current liabilities		**568,099**	511,894

CONSOLIDATED BALANCE SHEET

As at 31 December 2004

	Note	2004 HK$'000	2003 HK$'000
Financed by:			
Share capital	25	**77,218**	77,218
Reserves	26	**483,947**	397,489
Shareholders' funds		**561,165**	474,707
Minority interests		**3,617**	30,778
Non-current liabilities			
Amounts due to minority investors		–	3,741
Other liabilities		**3,317**	2,668
		3,317	6,409
		568,099	511,894

Wang Xingdong
Director

He Xiaoli
Director

BALANCE SHEET

As at 31 December 2004

	Note	2004 HK$'000	2003 HK$'000
Non-current assets			
Investments in subsidiaries	14	**496,309**	406,688
Other assets	16	**1,312**	1,312
		497,621	408,000
Current assets			
Other receivables	18	**1,052**	7,822
Pledged deposits	29	**9,500**	25,096
Cash and bank deposits	21	**75,457**	176,032
		86,009	208,950
Current liabilities			
Other payables	22	**2,730**	57,328
Net current assets		**83,279**	151,622
Total assets less current liabilities		**580,900**	559,622
Financed by:			
Share capital	25	**77,218**	77,218
Reserves	26	**503,682**	482,404
Shareholders' funds		**580,900**	559,622

Wang Xingdong
Director

He Xiaoli
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2004

	2004	2003
	HK$'000	HK$'000
Total equity as at 1 January	**474,707**	499,058
Surplus on revaluation of non-trading securities	**–**	11,880
Release of reserve upon liquidation of a subsidiary	**(1,003)**	–
Exchange differences on translation of the accounts of foreign subsidiaries	**2,247**	(492)
Surplus on revaluation of an investment property	**600**	–
Net gain not recognised in the profit and loss account	**1,844**	11,388
Profit/(loss) for the year	**84,614**	(35,739)
Total equity as at 31 December	**561,165**	474,707

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2004

	Note	2004 HK$'000	2003 HK$'000
Operating activities			
Net cash (used in)/generated from operations	28(a)	**(28,604)**	31,440
Interest paid		**(3,095)**	(6,442)
Overseas tax paid		**(977)**	(738)
Net cash (used in)/generated from operating activities		**(32,676)**	24,260
Investing activities			
Purchase of fixed assets		**(3,606)**	(2,072)
Proceeds from disposal of fixed assets		**480**	833
Purchase of trading securities		**–**	(5,214)
Dividends received from listed investments		**499**	788
Proceeds from disposal of trading securities		**–**	29,536
Interest received		**2,383**	4,090
Acquisition of additional interest in a subsidiary	28(b)	**(12,088)**	–
Acquisition of a subsidiary, net of cash acquired	28(c)	**4,548**	–
Deconsolidation of subsidiaries	28(d)	**(413)**	(3,530)
Net cash (used in)/generated from investing activities		**(8,197)**	24,431
Net cash (used in)/generated before financing activities		**(40,873)**	48,691
Financing activities	28(e)		
New borrowings		**2,152**	3,600
Repayment of borrowings		**(3,845)**	(199)
Net cash (used in)/generated from financing activities		**(1,693)**	3,401
(Decrease)/increase in cash and cash equivalents		**(42,566)**	52,092
Cash and cash equivalents at 1 January		**162,247**	110,155
Cash and cash equivalents at 31 December	28(f)	**119,681**	162,247

1. ORGANISATION AND OPERATIONS

ONFEM Holdings Limited ("**Company**") was incorporated in Bermuda. The Company is an investment holding company. The principal activities and other particulars of the Company's subsidiaries are set out in Note 14 to the accounts.

2. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of preparation

The accounts of the Company and its subsidiaries ("**Group**") have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("**HKICPA**"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain properties and investments in securities are stated at fair value.

(b) Recently issued accounting standards

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("**new HKFRSs**") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the accounts for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

(c) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31 December.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of their voting power; has the power to govern the financial and operating policies; to appoint or remove a majority of the members of the board of directors, or to cast a majority of votes at the meetings of the board of directors.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill/negative goodwill or goodwill/negative goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account.

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(c) Consolidation *(cont'd)*

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet, investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(d) Goodwill/negative goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary at the date of acquisition.

Goodwill on acquisition is amortised using the straight-line method over its estimated useful life. Goodwill arising on major strategic acquisitions of the Group to expand its product or geographical market coverage is amortised over a maximum period of 15 years. For all other acquisitions goodwill is generally amortised over 5-10 years.

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition.

Negative goodwill is presented in the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities at the date of acquisition, that portion of negative goodwill is recognised in the profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the profit and loss account over the remaining weighted average useful life of those assets; negative goodwill in excess of the fair values of those non-monetary assets is recognised in the profit and loss account immediately.

(e) Revenue recognition

The accounting policy for contract revenue recognition is set out in Note 2(j).

Revenue from the sales of goods is recognised upon the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

Operating lease rental income is recognised on a straight-line basis over the lease period.

Income arising from the sales of completed properties is recognised when title to the properties has passed to the purchaser.

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(e) Revenue recognition *(cont'd)*

Income on the sales of trading securities is recognised when title to the trading securities has passed to the purchaser.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Dividend income is recognised when the right to receive payment is established.

(f) Fixed assets

(i) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at open market value determined annually by independent valuers. The valuations are on an open market value basis related to individual properties and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the profit and loss account.

(ii) Other properties

Other properties are interests in land and buildings other than investment properties and properties under development and are stated at cost less accumulated depreciation and accumulated impairment losses.

(iii) Other fixed assets

Other fixed assets, comprising leasehold improvements, plant and machinery, furniture, fixtures and equipment, and motor vehicles are stated at cost less accumulated depreciation and accumulated impairment losses.

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(f) Fixed assets *(cont'd)*

(iv) Depreciation

Investment properties held on leases with unexpired periods of 20 years or less are depreciated over the remaining portion of the leases.

Leasehold land is amortised over the remaining period of the lease. Other fixed assets are depreciated at rates sufficient to write off their cost less accumulated impairment losses over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

Leasehold land	Over the remaining period of the lease
Buildings	2% – 5%
Leasehold improvements	Over the remaining period of the lease
Plant and machinery	5% – 25%
Furniture, fixtures and equipment	15% – 25%
Motor vehicles	20% – 30%

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over expected useful lives.

(v) Impairment/gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings or accumulated losses and is shown as a movement in reserves.

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(g) Investments in securities

(i) Non-trading securities

Investments which are held for non-trading purpose are stated at fair value. Changes in the fair value of the individual securities are credited or debited to the investment revaluation reserve until the security is sold, or is determined to be impaired. Upon disposal, the cumulative gain or loss representing the difference between the net sales proceeds and the carrying amounts of the relevant security, together with any surplus or deficit transferred from the investment revaluation reserve, is dealt with in the profit and loss account.

Where there is objective evidence that individual investments are impaired the cumulative loss recorded in the revaluation reserve is taken to the profit and loss account.

(ii) Trading securities

Trading securities are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of trading securities are recognised in the profit and loss account. Profits or losses on disposal of trading securities, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

(h) Inventories

(i) Manufacturing and trading

Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the first-in, first-out basis, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realisable value is determined on the basis of anticipated sale proceeds less estimated selling expenses.

(ii) Properties under development, properties or land held for sale

Properties under development represent interests in land and buildings under construction. Properties under development and properties or land held for sale are carried at the lower of cost and net realisable value. Cost comprises original land acquisition costs, costs of land use rights, construction expenditures incurred and other direct development costs attributable to such properties, including interest. Net realisable value is the anticipated sales proceeds estimated by the directors based on prevailing market prices, on an individual property basis, less any further costs expected to be incurred on disposal.

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(i) Trade and other receivables

Provision is made against trade and other receivables to the extent which they are considered to be doubtful. Trade and other receivables in the balance sheet are stated net of such provision.

(j) Construction contracts in progress

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred that it is probable to be recoverable. Contract costs are recognised when incurred.

When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs are recognised over the period of the contract, respectively, as revenues and expenses. The Group uses the percentage of completion method to determine the appropriate amount of revenue and costs to be recognised in a given period; the stage of completion is measured by reference to the percentage of contract costs incurred to date to total estimated contract costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

The aggregate of the costs incurred and the profit or loss recognised on each contract is compared against the progress billings up to the year end. Where costs incurred and recognised profits (less recognised losses) exceed progress billings, the balance is shown as gross amounts due from customers for contract work, under current assets. Where progress billings exceed costs incurred plus recognised profits (less recognised losses), the balance is shown as gross amounts due to customers for contract work, under current liabilities.

(k) Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment and bank overdrafts.

(l) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(m) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

(n) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(o) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave.

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(o) Employee benefits *(cont'd)*

(ii) Pension obligations

The Group participates in a number of defined contribution pension plans, the assets of which are generally held in separate trustee – administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies.

(iii) Share options

Share options could be granted to certain directors and eligible person. No compensation cost is recognised. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital and share premium.

(p) Assets under leases

(i) Finance leases

Leases where substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum leases payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in liabilities. The finance charges are charged to the profit and loss account over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

(ii) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

2. PRINCIPAL ACCOUNTING POLICIES *(cont'd)*

(q) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(r) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheets of subsidiaries expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss accounts are translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(s) Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of fixed assets, investments in securities, inventories, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets, including additions resulting from acquisitions through purchases of subsidiaries.

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are based on geographical locations of the assets.

3. TURNOVER, REVENUE AND SEGMENT INFORMATION

The Group is principally engaged in specialised construction contracting, manufacturing and trading, property leasing, property development and securities investment and trading.

	2004 HK$'000	2003 HK$'000
(a) Turnover		
Specialised construction contracting	**20,421**	86,056
Manufacturing and trading	**55,115**	57,797
Property leasing	**10,620**	10,826
Securities investment and trading	**449**	6,262
	86,605	160,941
(b) Other revenue		
Interest income from bank deposits	**2,276**	3,951
Interest income from loans to a deconsolidated subsidiary	**107**	139
Others	**–**	411
	2,383	4,501
Total revenue	**88,988**	165,442

3. TURNOVER, REVENUE AND SEGMENT INFORMATION *(cont'd)*

(c) Primary reporting format – business segments

In accordance with the Group's internal financial reporting, the Group has determined that business segments are presented as the primary reporting format. Accordingly, the Group has categorised its businesses into the following segments:

Specialised construction contracting:	Design and installation of curtain walls and aluminium windows, as well as provision of construction project management services and other construction work related contracting businesses.
Manufacturing and trading:	*Manufacturing and trading of lubricant oil and chemical products, doors and fire proof materials.*
Property leasing:	Leasing of premises to generate rental income and to gain from the appreciation in the properties' values in the long term.
Property development:	Development of residential and commercial properties.
Securities investment and trading:	Trading and investment of securities.

Inter-segment sales are charged at prevailing market prices.

3. TURNOVER, REVENUE AND SEGMENT INFORMATION *(cont'd)*

(c) Primary reporting format – business segments *(cont'd)*

Segment turnover and results

	Specialised construction contracting		Manufacturing and trading		Property leasing		Property development		Securities investment and trading		Elimination		Total	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Revenue														
Sales to external customers	**20,421**	86,056	**55,115**	57,797	**10,620**	10,826	**-**	-	**449**	6,262	**-**	-	**86,605**	160,941
Inter-segment sales	**-**	-	**-**	1,139	**-**	-	**-**	-	**-**	-	**-**	(1,139)	**-**	-
	20,421	86,056	**55,115**	58,936	**10,620**	10,826	**-**	-	**449**	6,262	**-**	(1,139)	**86,605**	160,941
Result														
Segment results	**731**	(38,176)	**(754)**	(3,671)	**30,659**	(4,657)	**(19,897)**	(10,936)	**708**	6,300	**-**	-	**11,447**	(51,140)
Gain on deconsolidation of subsidiaries													**78,707**	38,747
Write-back of provision for a bank guarantee													**10,148**	-
Unallocated corporate expenses, net													**(13,326)**	(19,941)
Operating profit/(loss)													**86,976**	(32,334)
Finance costs													**(1,385)**	(4,860)
Taxation													**(977)**	(95)
Minority interests													**-**	1,550
Profit/(loss) attributable to shareholders													**84,614**	(35,739)

3. TURNOVER, REVENUE AND SEGMENT INFORMATION *(cont'd)*

(c) Primary reporting format – business segments *(cont'd)*

Segment balance sheet and other segment information

	Specialised construction contracting		Manufacturing and trading		Property leasing		Property development		Securities investment and trading		Total	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Segment balance sheet												
Segment assets	**78,432**	30,015	**27,858**	27,925	**235,458**	208,515	**245,218**	212,179	**31,177**	32,296	**618,143**	510,930
Unallocated corporate assets											**117,310**	266,072
Total assets											**735,453**	777,002
Segment liabilities	**47,136**	92,641	**8,788**	10,353	**5,017**	3,484	**34,860**	35,144	**–**	–	**95,801**	141,622
Unallocated corporate liabilities											**74,870**	129,895
Total liabilities											**170,671**	271,517
Other information												
Capital expenditure	**174**	633	**918**	1,039	**29**	57	**21**	145	**–**	–		
Depreciation	**172**	874	**1,841**	1,992	**73**	46	**204**	229	**1**	3		
Impairment loss recognised in the profit and loss account	**88**	546	**1,798**	477	**–**	–	**–**	–	**–**	–		
Non-cash expenses/(income) other than depreciation	**997**	3,403	**386**	3,715	**(23,066)**	8,488	**25,000**	11,276	**(347)**	(347)		

(d) Secondary reporting format – geographical segments

The Group's business is managed on a worldwide basis, but it participates in three principal economic environments. Hong Kong and Macau and the People's Republic of China (other than Hong Kong and Macau) ("**PRC**") are the major markets for all the Group's businesses, except that a small portion of its income is derived from Southeast Asian countries.

3. TURNOVER, REVENUE AND SEGMENT INFORMATION *(cont'd)*

(d) Secondary reporting format – geographical segments *(cont'd)*

The Group's business segments operate in three main geographical areas:

Hong Kong and Macau:	specialised construction contracting, manufacturing and trading, property leasing and securities investment and trading
The PRC:	specialised construction contracting, manufacturing and trading, property leasing and property development
Southeast Asian countries:	manufacturing and trading

In presenting information on the basis of geographical segments, sales are based on the geographical locations of the customers. Segment assets and capital expenditure are based on geographical locations of the assets.

	Hong Kong and Macau		The PRC		Southeast Asian countries		Other countries		Total	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
External sales	**16,483**	98,446	**69,765**	62,213	**357**	282	**-**	-	**86,605**	160,941
Segment assets	**290,552**	285,199	**327,578**	225,699	**-**	-	**13**	32	**618,143**	510,930
Capital expenditure	**2,645**	1,096	**961**	976	**-**	-	**-**	-	**3,606**	2,072

4. OPERATING PROFIT/(LOSS)

Operating profit/(loss) is stated after charging/(crediting) the following:

	2004	2003
	HK$'000	HK$'000
Gross rental and management fee income from investment properties	**(10,620)**	(10,826)
Less: Outgoings	**2,185**	2,039
	(8,435)	(8,787)
Cost of inventories sold	**27,245**	24,640
Pension scheme contributions, net of forfeited contributions	**991**	1,587
Operating leases in respect of land and buildings	**3,894**	4,117
Less: Amount capitalised in properties under development	**(260)**	(175)
	3,634	3,942
Auditors' remuneration	**1,540**	1,850
Exchange gain, net	**(1,129)**	(9,146)
(Gain)/loss on disposal of fixed assets	**(294)**	108
Impairment loss of fixed assets	**1,393**	1,282
Depreciation on		
Owned fixed assets	**3,333**	3,447
Leased fixed assets	**–**	49
	3,333	3,496
Less: Amount capitalised in properties under development	**(204)**	(175)
	3,129	3,321
Staff costs (excluding Directors' emoluments, see Note 10)	**29,609**	36,847
(Write-back of provision)/provision for inventory obsolescence	**(636)**	1,878
(Write-back of provision)/provision for bad and doubtful debts (a)	**(9,295)**	2,000
Gain on assignment of benefit of debt by a former minority investor (b)	**(3,051)**	–
Amortisation of goodwill and negative goodwill (see Note 12)	**(3,954)**	–
Unrealised gain on revaluation of trading securities	**(347)**	(347)

4. OPERATING PROFIT/(LOSS) *(cont'd)*

(a) An amount of approximately HK$3,603,000 (2003: HK$2,162,000), being the write-back of the provision for a loan to China Nonferrous Metals Group (Hong Kong) Limited ("**CNMG**"), a former intermediate holding company of the Company, is included in the write-back of provision for bad and doubtful debts. The said amount was received during the year from the liquidators of CNMG as interim dividends to the unsecured creditors of CNMG.

(b) On 29 April 2004, the Group acquired the remaining 48% equity interest of Enful Holdings Limited ("**EHL**"), a subsidiary incorporated in the British Virgin Islands, at a cash consideration of HK$1. As a result of the acquisition, EHL has turned from a 52% owned subsidiary into a wholly owned subsidiary of the Company. In addition, the Group paid HK$1 to the former minority investor of EHL for the assignment of the benefit of debt owed by a subsidiary of EHL of approximately HK$3,051,000 from the former minority investor of EHL to the Group.

5. FINANCE COSTS

	2004 **HK$'000**	2003 HK$'000
Bank loans and overdrafts		
Wholly repayable within five years	**2,773**	6,197
Loans from minority investors		
Wholly repayable within five years	**–**	224
Other loans		
Wholly repayable within five years	**316**	–
Finance leases	**6**	21
	3,095	6,442
Less: Borrowing costs capitalised in properties under development (a)	**(1,710)**	(1,582)
	1,385	4,860

(a) Borrowing costs were capitalised at a rate from 5.31% to 5.58% (2003: 5.31%) per annum.

6. TAXATION

No provision for Hong Kong profits tax has been made as the Group had no estimated assessable profit for the year (2003: Nil). Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the countries in which the Group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

	2004	2003
	HK$'000	HK$'000
Hong Kong profits tax		
Over-provision in prior years	**–**	(109)
Overseas taxation	**977**	157
Deferred taxation relating to the reversal of temporary differences (see Note 24)	**–**	47
Taxation charge	**977**	95

The taxation on the Group's profit/(loss) before taxation differs from the theoretical amount that would arise using the taxation rate of Hong Kong as follows:

	2004	2003
	HK$'000	HK$'000
Profit/(loss) before taxation	**85,591**	(37,194)
Calculated at a taxation rate of 17.5% (2003: 17.5%)	**14,978**	(6,509)
Effect of different taxation rates in other countries	**758**	3,507
Income not subject to taxation	**(22,587)**	(38,303)
Expenses not deductible for taxation purposes	**7,322**	32,934
Unrecognised tax losses	**506**	8,557
Increase in net deferred tax assets arising from an increase in taxation rate	**–**	(91)
Taxation charge	**977**	95

7. PROFIT/(LOSS) ATTRIBUTABLE TO SHAREHOLDERS

Consolidated profit/(loss) attributable to shareholders includes a profit of approximately HK$21,278,000 (2003: HK$1,567,000) which has been dealt with in the accounts of the Company.

8. DIVIDENDS

The directors of the Company ("**Directors**") do not recommend the payment of a dividend for the year ended 31 December 2004 (2003: Nil).

9. EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share is calculated based on the consolidated profit attributable to shareholders of approximately HK$84,614,000 (2003: consolidated loss attributable to shareholders of approximately HK$35,739,000) and the weighted average number of 772,181,783 shares (2003: 772,181,783 shares) in issue during the year.

No diluted earnings per share is presented as there were no dilutive potential shares in existence during the year.

10. STAFF COSTS

	2004	2003
	HK$'000	HK$'000
Excluding Directors' remuneration:		
Wages	**28,684**	35,346
Provision for unutilised annual leave	**20**	296
Write-back of provision for long service payment	**(86)**	(322)
Pension costs – defined contribution plans	**991**	1,527
	29,609	36,847

11. DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS

(a) Directors' emoluments

The aggregate amount of emoluments payable to the Directors during the year are as follows:

	2004	2003
	HK$'000	HK$'000
Executive Directors		
Salaries and allowances	**4,654**	5,314
Pension scheme contributions	**60**	60
Independent Non-executive Directors		
Fees	**910**	910
	5,624	6,284

During the year, 12,000,000 share options (2003: Nil) were granted to the Executive Directors under the share option scheme adopted on 29 May 2003 (see Note 25(a)).

An analysis of the emoluments of the Directors by number of Directors and emoluments range is as follows:

	2004	2003
Nil to HK$1,000,000	**5**	7
HK$1,000,001 – HK$1,500,000	**2**	2
HK$1,500,001 – HK$2,000,000	**–**	–
HK$2,000,001 – HK$2,500,000	**1**	1
	8	10

During the year, no emoluments were paid by the Group to the Directors as an inducement to join or as compensation for loss of office (2003: Nil) and no Directors have waived their emoluments in respect of their services to the Group for the year (2003: Nil).

11. DIRECTORS' AND SENIOR EXECUTIVES' EMOLUMENTS *(cont'd)*

(b) Five highest-paid individuals

The five highest-paid individuals included three (2003: three) Executive Directors whose emoluments are disclosed in (a) above. Details of the emoluments of the other two (2003: two) individuals are as follows:

	2004	2003
	HK$'000	HK$'000
Salaries and allowances	**2,259**	2,964
Pension scheme contributions	**198**	214
	2,457	3,178

The range of the emoluments of the other two (2003: two) highest-paid individuals is as follows:

	2004	2003
Nil to HK$1,000,000	**1**	–
HK$1,000,001 – HK$1,500,000	**–**	–
HK$1,500,001 – HK$2,000,000	**1**	2
	2	2

During the year, no emoluments were paid by the Group to the five highest-paid individuals as an inducement to join or as compensation for loss of office (2003: Nil).

12. GOODWILL

Goodwill and negative goodwill arising from acquisitions are as follows:

	Group		
	Goodwill (Note 28(c)) HK$'000	Negative goodwill (Note 28(b)) HK$'000	Net HK$'000
Cost			
Additions during the year and at 31 December 2004	**20,275**	**(12,738)**	**7,537**
Accumulated amortisation			
(Charge)/credit during the year and at 31 December 2004	**(1,317)**	**5,271**	**3,954**
Net carrying value			
At 31 December 2004	**18,958**	**(7,467)**	**11,491**

13. FIXED ASSETS

(a) Movements in fixed assets during the year are as follows:

	Group						
	Investment properties	Leasehold land and buildings	Leasehold improvements	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cost or valuation							
At 1 January 2004	206,510	10,985	9,334	10,956	11,311	5,856	254,952
Additions	-	-	2,273	157	637	539	3,606
Revaluation surplus	23,633	-	-	-	-	-	23,633
Transfers	(253)	(910)	-	(929)	929	-	(1,163)
Exchange difference	-	-	-	-	3	9	12
Acquisition of a subsidiary (see Note 28(c))	-	-	-	-	88	-	88
Deconsolidation of subsidiaries	-	-	(1,974)	-	(4,544)	(610)	(7,128)
Other disposals	-	-	(278)	(2,599)	(2,948)	(1,027)	(6,852)
At 31 December 2004	229,890	10,075	9,355	7,585	5,476	4,767	267,148

13. FIXED ASSETS *(cont'd)*

(a) *(cont'd)*

	Group						
	Investment properties	Leasehold land and buildings	Leasehold improvements	Plant and machinery	Furniture, fixtures and equipment	Motor vehicles	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Accumulated depreciation and impairment losses							
At 1 January 2004	-	3,265	8,108	8,530	9,788	4,782	34,473
Charge for the year	-	**175**	**1,533**	**510**	**506**	**609**	**3,333**
Transfers	-	**(1,163)**	-	**(702)**	**702**	-	**(1,163)**
Impairment loss, net	-	**1,305**	-	-	**88**	-	**1,393**
Exchange difference	-	-	-	-	-	**4**	**4**
Deconsolidation of subsidiaries	-	-	**(1,974)**	-	**(4,544)**	**(610)**	**(7,128)**
Other disposals	-	-	**(278)**	**(2,538)**	**(2,875)**	**(975)**	**(6,666)**
At 31 December 2004	-	**3,582**	**7,389**	**5,800**	**3,665**	**3,810**	**24,246**
Net book value							
At 31 December 2004	**229,890**	**6,493**	**1,966**	**1,785**	**1,811**	**957**	**242,902**
At 31 December 2003	206,510	7,720	1,226	2,426	1,523	1,074	220,479
Analysis of cost or valuation at 31 December 2004 of the above assets is as follows:							
At cost	-	**10,075**	**9,355**	**7,585**	**5,476**	**4,767**	**37,258**
At professional valuation – 2004	**229,890**	-	-	-	-	-	**229,890**
	229,890	**10,075**	**9,355**	**7,585**	**5,476**	**4,767**	**267,148**

13. FIXED ASSETS *(cont'd)*

(b) The carrying amounts of investment properties and leasehold land and buildings are analysed as follows:

	Investment properties		Leasehold land and buildings	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
In Hong Kong				
Long-term leases (over 50 years)	**228,100**	202,930	**1,873**	2,970
In the PRC				
Long-term leases (over 50 years)	**1,790**	3,580	**1,781**	–
Medium-term leases (10-50 years)	**–**	–	**2,839**	4,750
	229,890	206,510	**6,493**	7,720

(c) The investment properties were revalued at 31 December 2004 by independent firms of surveyors, Savills (Hong Kong) Limited and Dudley Surveyor Limited, on an open market value basis. Revaluation surplus of approximately HK$23,033,000 (2003: deficit of approximately HK$8,250,000) and HK$600,000 (2003: Nil) has been credited to the profit and loss account and revaluation reserves, respectively.

(d) An investment property with a carrying amount of approximately HK$215,000,000 (2003: HK$195,000,000) is mortgaged as collateral for the Group's banking facilities (see Note 29).

14. INVESTMENTS IN SUBSIDIARIES

	Company	
	2004	2003
	HK$'000	HK$'000
Unlisted share investments, at cost	**695,296**	695,296
Less: Provision for impairment in value	**(695,296)**	(695,296)
	–	–
Loans to subsidiaries (a)	**51,928**	49,725
Less: Provision for loans to subsidiaries	**(47,800)**	(45,726)
	4,128	3,999
Amounts due from subsidiaries (b)	**1,003,855**	917,145
Less: Provision for amounts due from subsidiaries	**(511,674)**	(514,456)
	492,181	402,689
	496,309	406,688

(a) Included in the loans to subsidiaries are loans to subsidiaries of approximately HK$47,800,000 (2003: HK$2,587,000) which are non-interest bearing. The remaining balances bear interest at commercial lending rates. All balances are unsecured and repayable on demand.

(b) The amounts due from subsidiaries are unsecured, non-interest bearing and repayable on demand.

14. INVESTMENTS IN SUBSIDIARIES *(cont'd)*

(c) The following is a list of the principal subsidiaries at 31 December 2004:

Name of company	Place of incorporation/ operations	Particulars of issued or registered and paid up capital (i)	Percentage of equity Directly held by the Company	Indirectly held by the Company	Principal activities
Best Pearl Development Limited	Hong Kong	1,000 shares of HK$1 each	–	100	Property investment
Brena Company Limited	Hong Kong	500,000 shares of HK$1 each	–	100	Provision of management services
Bright Circle Limited	Hong Kong	10,000 shares of HK$1 each	–	100	Property investment
Dongguan Bridgman Fire Doors Limited (ii)	PRC	RMB12,062,711	–	75	Manufacturing of fire proof doors
Eastrend (Hong Kong) Limited	Hong Kong	2 shares of HK$1 each	–	100	Property investment
Enful Engineering Limited	Hong Kong/ Hong Kong and PRC	100 shares of HK$1 each and 500,000 non-voting deferred shares of HK$1 each	–	100	Selling and installation of fire proof materials and products
Enful Holdings Limited	British Virgin Islands/ Hong Kong and PRC	10,000 shares of US$1 each and 4 non-voting deferred shares of US$1 each	–	100	Investment holding
Full Pacific Limited	Hong Kong	2 shares of HK$1 each	–	100	Property investment

14. INVESTMENTS IN SUBSIDIARIES *(cont'd)*

(c) *(cont'd)*

Name of company	Place of incorporation/ operations	Particulars of issued or registered and paid up capital (i)	Percentage of equity Directly held by the Company	Percentage of equity Indirectly held by the Company	Principal activities
Geraldine Profits Limited	British Virgin Islands/ Hong Kong	1 share of US$1	–	100	Securities trading
Great Way Properties Limited	Hong Kong/PRC	2 shares of HK$1 each	–	100	Property investment
Jaeger Development Limited	British Virgin Islands	1 share of US$1	–	100	Investment holding
Jaeger Oil & Chemical Company Limited	Hong Kong	10 shares of HK$100 each and 20,000 non-voting deferred shares of HK$100 each	–	100	Manufacturing and trading of lubricant oil and chemical products
Jaeger Oil & Chemical Holdings Limited	British Virgin Islands/ Hong Kong and PRC	100 shares of US$1 each	–	100	Investment holding
King Life Development Limited	Hong Kong	1,000 shares of HK$1 each	–	100	Provision of financing for other Group companies
Linkcheer Limited	Hong Kong	2 shares of HK$1 each	–	100	Property investment
ONFEM Company Limited	Hong Kong	2 shares of HK$1 each	–	100	Investment holding
ONFEM Finance Limited	British Virgin Islands/ Hong Kong	1,000 shares of US$1 each	100	–	Provision of financing for other Group companies

14. INVESTMENTS IN SUBSIDIARIES *(cont'd)*

(c) *(cont'd)*

Name of company	Place of incorporation/ operations	Particulars of issued or registered and paid up capital (i)	Percentage of equity Directly held by the Company	Percentage of equity Indirectly held by the Company	Principal activities
ONFEM Investments Limited	British Virgin Islands/ Hong Kong	100 shares of US$10 each	100	–	Investment holding
Shanghai Jin Qiao Condo Decoration Engineering Company Limited (iii)	PRC	US$2,040,000	–	100	Design and installation of curtain walls
Tinnex Management Limited	Hong Kong	2 shares of HK$1 each	–	100	Property management
Top Gain Properties Limited	Hong Kong/PRC	2 shares of HK$1 each	–	100	Property investment
Virtyre Limited	Hong Kong	2 shares of HK$10 each	–	100	Property investment
Wilson Murray Far East Limited	Hong Kong	100 shares of HK$10 each	–	100	Provision of construction project management services
Zhuhai (Oriental) Blue Horrison Properties Company Limited (iv)	PRC	RMB44,000,000	–	100	Property development

14. INVESTMENTS IN SUBSIDIARIES *(cont'd)*

(c) *(cont'd)*

(i) The class of shares held is ordinary unless otherwise stated. None of the subsidiaries had any loan capital in issue at any time during the year ended 31 December 2004.

(ii) Dongguan Bridgman Fire Doors Limited ("**Dongguan Bridgman**") is a Sino-foreign equity joint venture established in the PRC with an operating period of 12 years extending to 2005, of which Bridgman Fire Doors (H.K.) Limited, a wholly owned subsidiary of the Company, is a joint venture partner. Pursuant to the terms as stipulated in the joint venture agreement, the Chinese joint venture partner is entitled to a fixed annual guaranteed distribution of RMB60,000, Bridgman Fire Doors (H.K.) Limited is entitled to share all the profits/losses of Dongguan Bridgman after deducting the distribution to the Chinese joint venture partner.

(iii) Shanghai Jin Qiao Condo Decoration Engineering Company Limited ("**SJQ**"), a wholly owned subsidiary of the Company, is a foreign investment enterprise established in the PRC with an operating period of 15 years extending to 2008.

(iv) Zhuhai (Oriental) Blue Horrison Properties Company Limited ("**ZOBHP**"), a wholly owned subsidiary of the Company, is a foreign investment enterprise established in the PRC with an operating period of 8 years extending to 2007.

(d) The Company has undertaken to provide continuing support to finance the future operations of certain subsidiaries.

15. NON-TRADING SECURITIES

	Group	
	2004	2003
	HK$'000	HK$'000
Equity securities:		
Listed in Hong Kong, at fair value	**28,440**	28,440
Unlisted, at cost	**243,600**	243,600
Less: Provision for impairment in value	**(243,600)**	(243,600)
	–	–
	28,440	28,440

16. OTHER ASSETS

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Transferrable debentures	**1,312**	1,312	**1,312**	1,312
Others	**404**	426	**–**	–
	1,716	1,738	**1,312**	1,312

17. INVENTORIES

	Group	
	2004	2003
	HK$'000	HK$'000
Manufacturing and trading stocks		
Raw materials	**5,603**	5,212
Work in progress	**196**	231
Finished goods	**3,542**	10,601
	9,341	16,044
Less: Provision for inventory obsolescence	**(2,361)**	(8,465)
	6,980	7,579
Properties under development – located in the PRC	**231,787**	222,172
Less: Provision for net realisable value	**(36,276)**	(11,276)
	195,511	210,896
	202,491	218,475

Properties under development are expected to be recovered after one year. All of the other inventories are expected to be recovered within one year.

18. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Trade and contract receivables, net (a)	**31,672**	32,094	**–**	–
Retention receivables (see Note 19)	**15,023**	3,883	**–**	–
Deposits	**25,374**	1,529	**652**	910
Prepayments	**910**	1,002	**387**	462
Others	**10,511**	9,884	**13**	6,450
	83,490	48,392	**1,052**	7,822

(a) The aging analysis of trade and contract receivables is as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
0 – 30 days	**9,194**	28,233
31 – 60 days	**5,340**	5,715
61 – 90 days	**3,247**	5,559
Over 90 days	**33,148**	47,083
	50,929	86,590
Less: Provision for bad and doubtful debts	**(19,257)**	(54,496)
	31,672	32,094

The normal credit period granted by the Group to the customers is 30 days to 60 days from the date of invoice.

A subsidiary of the Group entered into a construction contract with a contract sum of US$7,743,000 (equivalent to approximately HK$60,395,000). During the year, the employer of the respective construction project withheld the settlement of certain payments on the basis that there was a delay in the completion of the construction project. As at 31 December 2004, the amount of contract receivable and retention receivable in respect of this contract amounted to approximately HK$10,129,000 and HK$2,915,000 respectively. The Directors are of the opinion that the subsidiary has strong and valid defense against the claim of delay and there will be no material adverse effect on the financial position of the Group. Consequently, no provision has been made in respect of the amount receivables as at 31 December 2004.

19. CONSTRUCTION CONTRACTS IN PROGRESS

	Group	
	2004	2003
	HK$'000	HK$'000
Contract costs incurred plus attributable profits less foreseeable losses to date	**16,954**	609,171
Less: Progress billings to date	**(16,080)**	(622,273)
	874	(13,102)
Included in current assets/(liabilities) under the following captions:		
Gross amounts due from customers for contract work	**1,684**	3,261
Gross amounts due to customers for contract work	**(810)**	(16,363)
	874	(13,102)

As at 31 December 2004, retentions held by customers for contract work included in non-current retention receivables of the Group and trade and other receivables of the Group under Note 18 amounted to approximately HK$879,000 (2003: HK$607,000) and HK$15,023,000 (2003: HK$3,883,000), respectively.

As at 31 December 2004, progress payment from a related company included in gross amounts due to customers for contract work amounted to approximately HK$810,000 (2003: Nil) (see Note 32(b)).

20. TRADING SECURITIES

	Group	
	2004	2003
	HK$'000	HK$'000
At fair value:		
Equity securities listed in Hong Kong	**2,489**	2,142

21. CASH AND BANK DEPOSITS

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Deposits with banks	**120,703**	199,126	**75,457**	176,032
Cash on hand	**136**	162	**–**	–
	120,839	199,288	**75,457**	176,032

22. TRADE AND OTHER PAYABLES

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	HK$'000	**HK$'000**	HK$'000
Trade, bills and contract payables (a)	**75,301**	76,796	**–**	3,326
Retention payables	**6,436**	1,840	**–**	–
Accruals and other payable	**25,614**	38,757	**2,730**	3,924
Provisions (b)	**–**	17,176	**–**	50,078
Temporary receipts	**103**	165	**–**	–
Rental deposits received	**1,922**	1,131	**–**	–
	109,376	135,865	**2,730**	57,328

(a) The aging analysis of trade, bills and contract payables is as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
0 – 30 days	**14,024**	6,894
31 – 60 days	**11,504**	1,394
61 – 90 days	**1,151**	1,124
Over 90 days	**48,622**	67,384
	75,301	76,796

22. TRADE AND OTHER PAYABLES *(cont'd)*

(b) Provisions

	Provision for a bank guarantee[(i)] HK$'000	Group Provision in respect of contract work HK$'000	Total HK$'000
At 1 January 2004	10,148	7,028	17,176
Less: Unused amounts reversed	**(10,148)**	**(7,028)**	**(17,176)**
At 31 December 2004	–	–	–

	Company Provisions for bank guarantees HK$'000
At 1 January 2004	50,078
Less: Payments made during the year (see Note 28(d))	**(28,459)**
Unused amounts reversed	**(21,619)**
	(50,078)
At 31 December 2004	–

(i) This amount represents the write-back of provision for a bank guarantee in respect of banking facilities extended to a subsidiary which was deconsolidated in the year ended 31 December 2003.

23. SHORT-TERM BORROWINGS

	Group 2004 HK$'000	2003 HK$'000
Bank overdrafts, secured	**1,158**	37,041
Trust receipt bank loans, secured	–	3,253
Bank loans, secured	**35,247**	26,455
Current portion of obligation under finance leases	–	28
Loan from a minority investor	–	4,527
Loan from a former minority investor (a)	**6,726**	–
	43,131	71,304

(a) The balance is unsecured, bearing interest at 5.58% per annum and is repayable in 2005.

24. DEFERRED TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method using a principal taxation rate of 17.5% (2003: 17.5%).

The movement on the deferred tax assets in respect of tax losses during the year is as follows:

	Group	
	2004	2003
	HK$'000	HK$'000
At 1 January	**932**	979
Deferred taxation charged to the profit and loss account (see Note 6)	**–**	(47)
At 31 December	**932**	932

Deferred income tax assets are recognised for tax loss carried forwards to the extent that realisation of the related tax benefit through the future taxable profits is probable. As at 31 December 2004, the Group had unrecognised tax losses in Hong Kong of approximately HK$260,816,000 (2003: HK$359,717,000) to carry forward against future taxable income; these tax losses have no expiry date. In addition, the Group had unrecognised tax losses in the PRC of approximately HK$26,588,000 as at 31 December 2004 (2003: HK$16,489,000); these tax losses will expire within 5 years.

25. SHARE CAPITAL

	2004		2003	
	No. of Shares ('000)	**Amount HK$'000**	No. of Shares ('000)	Amount HK$'000
Authorised:				
Ordinary shares of HK$0.1 each	**2,000,000**	**200,000**	2,000,000	200,000
Issued and fully paid:				
Ordinary shares of HK$0.1 each	**772,182**	**77,218**	772,182	77,218

25. SHARE CAPITAL *(cont'd)*

(a) Share options

On 29 May 2003, the Company adopted a share option scheme under which the Directors may, at their discretion, invite any person who has contributed or will contribute to the Group to take up options at a nominal consideration of HK$10 for each lot of share options granted. Details of the movement of the share options granted during the year are as follows:

			Number of share options ('000)			
Category of participant	**Exercise period of share options**	**Exercise price** HK$	**1 January 2004**	**Granted (i)**	**Lapsed**	**31 December 2004**
Directors	16 March 2004 to 15 March 2007	0.83	–	12,000	–	12,000
Employees	17 March 2004 to 26 April 2007 (ii)	0.83	–	9,100	(200)	8,900
			–	21,100	(200)	20,900

(i) Share options were firstly granted on 15 March 2004 under the share option scheme. Consideration received in respect of the share options granted during the year was HK$240.

(ii) The share options granted may be exercised during a three-year period commencing on the date of acceptance of the share options by each respective employee, and shall expire at the end of the three-year period.

26. RESERVES

(a) Group

Movements in the reserves during the year are as follows:

	Share premium	Contributed surplus[c]	Capital redemption reserve	Investment revaluation reserve	Property revaluation reserve	Accumulated losses	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January 2003	409,738	601,415	769	(360)	–	(589,722)	421,840
Exchange differences on translation of the accounts of foreign subsidiaries	–	–	–	–	–	(492)	(492)
Surplus on revaluation of non-trading securities	–	–	–	11,880	–	–	11,880
Loss for the year	–	–	–	–	–	(35,739)	(35,739)
At 31 December 2003	409,738	601,415	769	11,520	–	(625,953)	397,489
Exchange differences on translation of the accounts of foreign subsidiaries	**–**	**–**	**–**	**–**	**–**	**2,247**	**2,247**
Surplus on revaluation of an investment property	**–**	**–**	**–**	**–**	**600**	**–**	**600**
Release of reserve upon liquidation of a subsidiary	**–**	**(1,003)**	**–**	**–**	**–**	**–**	**(1,003)**
Profit for the year	**–**	**–**	**–**	**–**	**–**	**84,614**	**84,614**
At 31 December 2004	**409,738**	**600,412**	**769**	**11,520**	**600**	**(539,092)**	**483,947**

26. RESERVES *(cont'd)*

(b) Company

Movements in the reserves during the year are as follows:

	Share premium	Contributed surplus[c]	Capital redemption reserve	Accumulated losses	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1 January 2003	409,738	575,220	769	(504,890)	480,837
Profit for the year	–	–	–	1,567	1,567
At 31 December 2003	409,738	575,220	769	(503,323)	482,404
Profit for the year	**–**	**–**	**–**	**21,278**	**21,278**
At 31 December 2004	**409,738**	**575,220**	**769**	**(482,045)**	**503,682**

(c) Contributed surplus mainly represents the excess of the fair value of shares in ONFEM Investments Limited acquired by the Company over the nominal value of the new shares of the Company issued pursuant to the Share Exchange Agreement dated 19 November 1991.

Under the Companies Act of Bermuda, contributed surplus is distributable to shareholders, subject to the condition that the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus if (i) it is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realisable value of its assets would thereby be less than the aggregate of its liabilities, issued share capital and share premium account.

(d) At 31 December 2004, the aggregate amount of reserves available for distribution to shareholders of the Company was approximately HK$93,944,000 (2003: HK$72,666,000).

27. PENSION OBLIGATIONS

The Group participates in a defined contribution pension scheme and a Mandatory Provident Fund ("**MPF**") scheme for the eligible employees in Hong Kong.

A defined contribution pension scheme is provided to certain eligible employees ("**Employees**") employed by the Group. The Group is required to make monthly contributions to the scheme at 5% of the Employees' monthly salary. Employees under the defined contribution scheme is entitled to 100% of the employer's contributions and the accrued interest upon retirement or leaving the Group after completing ten years of service from the date of joining the Group, or at a scale of between 20% and 90% after completing at least two but less than ten years of service from the date of joining the Group.

Under the MPF scheme, each of the Hong Kong subsidiaries of the Group and those employees not eligible to join the defined contribution pension scheme make monthly contributions to the MPF at 5% of the employees' cash income as defined under the MPF legislation. Contributions by both of the Hong Kong subsidiaries and their employees are subject to a maximum of HK$1,000 per month and thereafter contributions are voluntary and are not subject to any limitation. The mandatory contribution under the MPF are fully and immediately vested in the employees as accrued benefits once they are paid to the approved trustees of the MPF scheme. Investment income or profit derived from the investment of accrued benefits (after taking into account any loss arising from such investment) is also immediately vested in the employees. In additions to the mandatory contribution, employees are entitled to 100% of the employers' voluntary contributions to the fund plus investment earnings upon leaving employment after completing ten years of service or more, or upon retirement after attaining the retirement age after any number of years of service, or upon death or ceasing to be an employee due to total incapacity. Employees are also entitled to the employers' voluntary contributions to the fund plus investment earnings calculated at a scale of between 20% and 90% after completing a period of service of at least two but less than ten years.

The Group's contributions to the pension scheme and the MPF scheme are expensed as incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Forfeited contributions totalling approximately HK$61,000 (2003: HK$302,000) were utilised during the year and there were no unutilised forfeited contributions available as at 31 December 2004.

As stipulated by rules and regulations in the PRC, the Group contributes to a state-sponsored retirement plan for its employees in the PRC as determined by the local government. The Group is required to contribute to the plan at a rate ranging from 5% to 22.5% of the basic salary of the PRC employees in addition to contributions by employees at a rate ranging from 5% to 7% of the basic salary as specified by the local government, and the Group has no further obligations for the actual payment of the pensions or post-retirement benefits beyond the annual contributions made.

28. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of profit/(loss) before taxation to net cash (used in)/ generated from operations

	Note	2004 HK$'000	2003 HK$'000
Profit/(loss) before taxation		**85,591**	(37,194)
Interest income		**(2,383)**	(4,090)
Interest expense		**1,385**	4,860
Depreciation		**3,333**	3,496
Amortisation of goodwill and negative goodwill		**(3,954)**	–
(Gain)/loss on revaluation of investment properties		**(23,033)**	8,250
Impairment loss of fixed assets		**1,393**	1,282
(Gain)/loss on disposal of fixed assets		**(294)**	108
Gain on deconsolidation of subsidiaries	28(d)	**(78,707)**	(38,747)
Provision for impairment in value of other assets		**–**	525
Provision for properties under development		**25,000**	11,276
(Write-back of provision)/provision for inventory obsolescence		**(636)**	1,878
(Write-back of provision)/provision for bad and doubtful debts		**(9,295)**	2,000
Provision for gross amounts due from customers for contract work		**–**	1,573
Realised gain on disposal of trading securities		**–**	(5,474)
Unrealised gain on revaluation of trading securities		**(347)**	(347)
Write-back of provision for a bank guarantee		**(10,148)**	–
Dividend income from listed investments		**(499)**	(788)
Gain on assignment of benefit of debt by a former minority investor		**(3,051)**	–
Operating loss before working capital changes		**(15,645)**	(51,392)
(Increase)/decrease in retention receivables, non-current portion		**(272)**	2,881
Decrease in other assets		**22**	63
Increase in inventories		**(6,670)**	(3,029)
Decrease in amount due from a fellow subsidiary		**1**	79
Decrease in amount due from a minority investor		**37**	–
(Increase)/decrease in trade and other receivables		**(4,044)**	42,969
Decrease in gross amounts due from/to customers for contract work, net		**2,722**	1,626
Decrease in pledged deposits		**15,110**	35,936
Decrease in frozen deposits		**–**	7,017
Decrease in amount due to intermediate holding company		**–**	(3)
(Decrease)/increase in amounts due to minority investors		**(690)**	2,640
Decrease in trade and other payables		**(22,304)**	(6,045)
Increase/(decrease) in other liabilities		**649**	(554)
Exchange adjustments		**2,480**	(748)
Net cash (used in)/generated from operations		**(28,604)**	31,440

28. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(cont'd)*

(b) Acquisition of additional interest in a subsidiary

On 8 January 2004, the Group acquired the remaining 20% equity interest in ZOBHP at a cash consideration of approximately RMB12,589,000 (equivalent to approximately HK$12,088,000). As a result of the acquisition, ZOBHP has turned from an 80% owned subsidiary into a wholly owned subsidiary of the Company. The negative goodwill arising from the above acquisition of approximately HK$12,738,000 is amortised on a straight-line basis over the remaining weighted average useful life of non-monetary assets of 29 months.

(c) Acquisition of a subsidiary

	2004 HK$'000
Net liabilities acquired	
Fixed assets	**88**
Trade and other receivables	**43,532**
Cash and bank deposits	**9,650**
Trade and other payables	**(52,844)**
Gross amounts due to customers for contract work	**(6,644)**
Short-term bank loans	**(8,955)**
	(15,173)
Goodwill	**20,275**
	5,102
Satisfied by	
Cash	**5,102**

Goodwill arising on the acquisition of a subsidiary, SJQ, is amortised on a straight-line basis over the remaining operating period of SJQ of 46 months.

Analysis of the net cash inflow in respect of the acquisition of a subsidiary:

	2004 HK$'000
Cash and bank deposits acquired	**9,650**
Less: cash consideration	**(5,102)**
Net cash inflow in respect of the acquisition of a subsidiary	**4,548**

28. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(cont'd)*

(c) Acquisition of a subsidiary *(cont'd)*

SJQ contributed approximately HK$8,816,000 of turnover and approximately HK$470,000 of loss attributable to shareholders of the Group for the period between the date of acquisition (8 October 2004) and the balance sheet date.

(d) Deconsolidation of subsidiaries

	Note	**2004 HK$'000**	2003 HK$'000
Net liabilities at the date of deconsolidation			
Fixed assets		–	3,376
Properties held for sale		–	2,709
Amounts due from minority investors		–	1,861
Trade and other receivables		**21,773**	9,851
Gross amounts due from customers for contract work		**1,019**	–
Pledged deposits		–	12,458
Cash and bank deposits		**323**	3,492
Amounts due to minority investors		**(1,843)**	(5,075)
Trade and other payables		**(55,612)**	(58,888)
Gross amounts due to customers for contract work		**(24,361)**	(4,389)
Taxation payable		**(17,968)**	(1,738)
Dividend payable		**(2,128)**	(1,836)
Short-term bank loans		–	(10,754)
Bank overdrafts		**(28,369)**	(11,801)
		(107,166)	(60,734)
Provision for bank guarantees		–	10,148
Settlement of liabilities for deconsolidated subsidiaries guaranteed by the Company	22(b)	**28,459**	11,839
Gain on deconsolidation of subsidiaries	28(a)	**(78,707)**	(38,747)

On 11 August 2004, the High Court of Hong Kong ordered Polycrown Engineering (Holdings) Limited ("**PEHL**"), a 51% owned subsidiary of the Company, to be wound up. Accordingly, the Group has not included PEHL and its subsidiaries in the consolidated accounts of the Group since 11 August 2004.

28. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(cont'd)*

(d) Deconsolidation of subsidiaries *(cont'd)*

Analysis of net cash outflow in respect of the deconsolidation of subsidiaries

	2004 **HK$'000**	2003 HK$'000
Settlement of liabilities for deconsolidated subsidiaries	**(28,459)**	(11,839)
Cash and cash equivalents deconsolidated		
Cash and bank deposits	**(323)**	(3,492)
Bank overdrafts	**28,369**	11,801
	28,046	8,309
Net cash outflow in respect of the deconsolidation of subsidiaries	**(413)**	(3,530)

For the year ended 31 December 2004, the deconsolidated subsidiaries contributed approximately HK$3,641,000 (2003: HK$68,084,000) of turnover and approximately HK$1,689,000 (2003: HK$25,580,000) of loss attributable to shareholders of the Group.

(e) Analysis of changes in financing during the year

	Short-term borrowings (excluding bank overdrafts) HK$'000
At 1 January 2003	40,954
New borrowings	3,600
Repayment of borrowings	(199)
Transfer from amounts due to minority investors	950
Exchange differences	(288)
Deconsolidation of subsidiaries (see Note 28(d))	(10,754)
At 31 December 2003	34,263
New borrowings	**2,152**
Repayment of borrowings	**(3,845)**
Exchange differences	**448**
Acquisition of a subsidiary (see Note 28(c))	**8,955**
At 31 December 2004	**41,973**

28. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(cont'd)*

(f) Cash and cash equivalents

	2004	2003
	HK$'000	HK$'000
Cash and bank deposits	**120,839**	199,288
Bank overdrafts, secured	**(1,158)**	(37,041)
	119,681	162,247

29. BANKING FACILITIES

The Group's aggregate banking facilities as at 31 December 2004 were approximately HK$50,262,000 (2003: HK$81,256,000), of which the unutilised facilities as at the same date amounted to approximately HK$13,295,000 (2003: HK$13,146,000). Securities for the facilities include:

(a) fixed deposits of the Group of approximately HK$38,100,000 (2003: HK$53,210,000) and of the Company of approximately HK$9,500,000 (2003: HK$25,096,000);

(b) an investment property with a carrying amount of approximately HK$215,000,000 (2003: HK$195,000,000);

(c) certain of the Group's inventories held under trust receipt loan arrangements; and

(d) corporate guarantees given by the Company and certain of its subsidiaries.

30. COMMITMENTS

(a) Capital commitments of the Group outstanding at 31 December 2004 were as follows:

	2004	2003
	HK$'000	HK$'000
Contracted but not provided for – properties under development	**29,508**	145,814

The capital commitment as at 31 December 2003 included an amount of approximately HK$116,522,000 in respect of a construction contract with a main contractor, which is currently under a litigation proceeding. Based on the current status of such proceeding, the Directors are of the opinion that the Group is no longer committed to carry on the contract. The Group is considering to appoint a new main contractor as replacement to carry out the remaining works for the development project. The amount to be committed under this arrangement has yet to be determined.

At 31 December 2004, the Company did not have any outstanding capital commitments (2003: Nil).

(b) At 31 December 2004, the Group had future aggregate minimum lease payments under non-cancelable operating leases as follows:

	2004	2003
	HK$'000	HK$'000
Not later than one year	**3,202**	2,823
Later than one year and not later than five years	**3,202**	3,299
After five years	**3,216**	3,772
	9,620	9,894

At 31 December 2004, the Company did not have any operating lease commitments (2003: Nil).

30. COMMITMENTS (cont'd)

(c) The Group leases out investment properties under operating leases which generally run for an initial period of one to three years, with an option to renew the leases when all terms are renegotiated. None of the leases includes contingent rentals.

At 31 December 2004, the Group had future aggregate minimum lease receipts under non-cancellable operating leases as follows:

	2004	2003
	HK$'000	HK$'000
Not later than one year	**9,382**	9,621
Later than one year and not later than five years	**7,919**	8,828
	17,301	18,449

At 31 December 2004, the Company did not have any outstanding commitments for lease receipts (2003: Nil).

31. CONTINGENT LIABILITIES

At 31 December 2004, the Company had outstanding corporate guarantees provided to various banks in respect of banking facilities extended to certain existing subsidiaries amounting to approximately HK$21,600,000 (2003: HK$54,900,000).

32. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

The Group had the following material transactions and balances with related parties, which were carried out under normal commercial terms and in the ordinary and normal course of business of the Group:

	2004	2003
	HK$'000	HK$'000
(a) Transactions with related parties		
Construction project management service income received from a related company	**8,009**	–
Rental expenses and license fees paid to fellow subsidiaries	**968**	857
(b) Balances with related parties		
Progress payment from a related company for construction project management services	**810**	–

33. ULTIMATE HOLDING COMPANY

The Directors consider the ultimate holding company to be China Minmetals Corporation, a company incorporated in the PRC.

34. APPROVAL OF ACCOUNTS

The accounts were approved by the Board of Directors on 15 April 2005.

GROUP PROPERTIES

1. MAJOR PROPERTIES HELD FOR INVESTMENT

Location	Existing use	Lease term
ONFEM Tower, 29 Wyndham Street, Central, Hong Kong Inland Lot No. 1005	Commercial	Long
Flat B on Level 8 of Yi Cui Court, Crest Villa, Zhang Yang Road, Pu Dong, Shanghai, the PRC	Residential	Long
Flat B on 13th Floor, Willow Mansion, Harbour View Gardens, No. 22 Taikoo Wan Road, Taikoo Shing, Quarry Bay, Hong Kong	Residential	Long
Flat D on 19th Floor, Tai Yuen Court, No. 38 Tai Yuen Street, Wanchai, Hong Kong	Residential	Long
Unit 6 on 8th Floor of Block 2, Heng Fa Chuen, No. 100 Shing Tai Road, Hong Kong	Residential	Long
Unit 2603 on 26th Floor, Block Q, Kornhill, Nos. 6-8 Hong On Street, Quarry Bay, Hong Kong	Residential	Long

2. MAJOR PROPERTY UNDER DEVELOPMENT

Location	Stage of completion	Expected completion date	Intended use	Site area/gross floor area (square metre)	The Group's interest
At the junction of Haijing Road and Haizhou Road, Jida, Xiangzhou District, Zhuhai, Guangdong Province, the PRC	Substructure completed	December 2006	Residential and commercial	16,454/91,096	100%

FIVE YEAR FINANCIAL SUMMARY

	2004	2003	2002	2001	2000
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Results					
Turnover	**86,605**	160,941	332,168	315,580	470,641
Operating profit/(loss)	**86,976**	(32,334)	(128,522)	(374,072)	22,810
Finance costs	**(1,385)**	(4,860)	(7,703)	(8,731)	(14,505)
Profit/(loss) before taxation	**85,591**	(37,194)	(136,225)	(382,803)	8,305
Taxation	**(977)**	(95)	(363)	(13,944)	(2,391)
Minority interests	**–**	1,550	(266)	23,013	5,611
Profit/(loss) attributable to shareholders	**84,614**	(35,739)	(136,854)	(373,734)	11,525
Assets and liabilities					
Non-current assets	**286,360**	252,196	259,105	315,494	483,099
Net current assets	**281,739**	259,698	280,249	362,599	610,791
Total assets less current liabilities	**568,099**	511,894	539,354	678,093	1,093,890
Non-current liabilities	**(3,317)**	(6,409)	(6,224)	(5,958)	(42,490)
Minority interests	**(3,617)**	(30,778)	(34,072)	(36,016)	(58,684)
	561,165	474,707	499,058	636,119	992,716
Share capital	**77,218**	77,218	77,218	77,218	77,218
Reserves	**483,947**	397,489	421,840	558,901	915,498
Shareholders' funds	**561,165**	474,707	499,058	636,119	992,716

五年
財務概要

	二零零四年 千港元	二零零三年 千港元	二零零二年 千港元	二零零一年 千港元	二零零零年 千港元
業績					
營業額	**86,605**	160,941	332,168	315,580	470,641
經營溢利／(虧損)	**86,976**	(32,334)	(128,522)	(374,072)	22,810
財務成本	**(1,385)**	(4,860)	(7,703)	(8,731)	(14,505)
除稅前溢利／(虧損)	**85,591**	(37,194)	(136,225)	(382,803)	8,305
稅項	**(977)**	(95)	(363)	(13,944)	(2,391)
少數股東權益	–	1,550	(266)	23,013	5,611
股東應佔溢利／(虧損)	**84,614**	(35,739)	(136,854)	(373,734)	11,525
資產與負債					
非流動資產	**286,360**	252,196	259,105	315,494	483,099
流動資產淨值	**281,739**	259,698	280,249	362,599	610,791
總資產減流動負債	**568,099**	511,894	539,354	678,093	1,093,890
非流動負債	**(3,317)**	(6,409)	(6,224)	(5,958)	(42,490)
少數股東權益	**(3,617)**	(30,778)	(34,072)	(36,016)	(58,684)
	561,165	474,707	499,058	636,119	992,716
股東	**77,218**	77,218	77,218	77,218	77,218
儲備	**483,947**	397,489	421,840	558,901	915,498
股東資金	**561,165**	474,707	499,058	636,119	992,716

集團物業

1. 持作投資用途之主要物業

地點	現時用途	租賃期
香港中環雲咸街29號 東方有色大廈 內地段1005號	商業	長期
中國上海浦東張楊路海怡別墅 怡翠閣8樓B室	住宅	長期
香港鰂魚涌太古灣道22號太古城海景花園 綠楊閣13樓B室	住宅	長期
香港灣仔太源街38號太源閣19樓D室	住宅	長期
香港柴灣盛泰道100號杏花村2座8樓6室	住宅	長期
香港鰂魚涌康安街6-8號康怡花園Q座26樓2603室	住宅	長期

2. 主要發展中物業

地點	施工階段	預期落成日期	擬定用途	地盤面積／總樓面面積（平方米）	本集團的權益
中國廣東省 珠海市 香洲區吉大海景路 與海洲路交界	地下結構 工程完成	二零零六年 十二月	住宅及商業	16,454/91,096	100%



32. 關連人士交易

倘任何一方可直接或間接控制另一方或於另一方作出財務及營運決策時對其行使重大影響力，或倘雙方共同受同一人控制或該人對其有重大影響力，則雙方均被視為有關連。

本集團與關連人士按一般商業條款及於本集團日常及一般業務過程中進行之重大交易及結餘如下：

	二零零四年 千港元	二零零三年 千港元
(a) 與關連人士之交易		
已收關連公司建築項目管理服務收入	**8,009**	–
已付同系附屬公司之租金開支及特許租用費	**968**	857
(b) 與關連人士之結餘		
關連公司就建築項目管理服務支付之進度款	**810**	–

33. 最終控股公司

董事認為，最終控股公司為在中國註冊成立之中國五礦集團公司。

34. 批准賬目

董事會已於二零零五年四月十五日批准本賬目。

30. 承擔 *(續)*

(c) 本集團根據經營租賃租出投資物業，初步租賃期一般為一至三年，並可選擇續租，屆時所有條款須重新磋商。租約概無包括或然租金。

於二零零四年十二月三十一日，本集團根據不可撤回之經營租賃而於未來收取之最低租金收入如下：

	二零零四年	二零零三年
	千港元	千港元
一年內	**9,382**	9,621
一年後但五年內	**7,919**	8,828
	17,301	18,449

於二零零四年十二月三十一日，本公司概無任何租金收入之未解除承擔（二零零三年：無）。

31. 或然負債

於二零零四年十二月三十一日，本公司就若干現有附屬公司獲授之銀行信貸而向數間銀行提供之尚未解除之企業擔保約為21,600,000港元（二零零三年：54,900,000港元）。

30. 承擔

(a) 本集團於二零零四年十二月三十一日之未償付資本承擔如下：

	二零零四年 千港元	二零零三年 千港元
已訂約但未撥備之承擔 — 發展中物業	**29,508**	145,814

於二零零三年十二月三十一日之資本承擔中包括一項金額約116,522,000港元關於與一總承包商訂立之建造合約，該建造合約現正進行法律訴訟。根據上述訴訟現有的狀況，董事認為本集團毋須再執行有關合約。本集團現正考慮委聘新的總承包商接任處理有關發展項目之餘下工程。在此安排下，須予承擔之金額仍有待釐定。

於二零零四年十二月三十一日，本公司並無任何資本承擔（二零零三年：無）。

(b) 於二零零四年十二月三十一日，本集團根據不可撤回之經營租賃而於未來支付之最低租金詳情如下：

	二零零四年 千港元	二零零三年 千港元
一年內	**3,202**	2,823
一年後但五年內	**3,202**	3,299
五年後	**3,216**	3,772
	9,620	9,894

於二零零四年十二月三十一日，本公司並無任何經營租賃之承擔（二零零三年：無）。

28. 綜合現金流量表附註（續）

(f) 現金及現金等值項目

	二零零四年 千港元	二零零三年 千港元
現金及銀行存款	**120,839**	199,288
銀行透支，有抵押	**(1,158)**	(37,041)
	119,681	162,247

29. 銀行信貸

本集團於二零零四年十二月三十一日之銀行信貸額度合共約為50,262,000港元（二零零三年：81,256,000港元），而同日之未動用信貸約為13,295,000港元（二零零三年：13,146,000港元）。信貸之抵押包括：

(a) 本集團及本公司分別約38,100,000港元（二零零三年：53,210,000港元）及9,500,000港元（二零零三年：25,096,000港元）之定期存款；

(b) 賬面值約215,000,000港元（二零零三年：195,000,000港元）之一項投資物業；

(c) 本集團以信託收據借款安排持有之若干存貨；及

(d) 本公司及若干附屬公司所作之企業擔保。

28. 綜合現金流量表附註*(續)*

(d) 不合併附屬公司*(續)*

有關不合併附屬公司之現金流出淨額分析

	二零零四年 千港元	二零零三年 千港元
償還已不合併附屬公司之負債	**(28,459)**	(11,839)
已不合併之現金及現金等值項目		
現金及銀行存款	**(323)**	(3,492)
銀行透支	**28,369**	11,801
	28,046	8,309
不合併附屬公司之現金流出淨額	**(413)**	(3,530)

截至二零零四年十二月三十一日止年度，不合併附屬公司為本集團帶來了約3,641,000港元(二零零三年: 68,084,000港元)之營業額及約1,689,000港元(二零零三年: 25,580,000港元)之股東應佔虧損。

(e) 年內融資變動之分析

	短期借款 (不包括銀行透支) 千港元
於二零零三年一月一日	40,954
新增借款	3,600
償還借款	(199)
轉撥自應付少數投資者款項	950
匯兌差額	(288)
不合併附屬公司(見附註28(d))	(10,754)
於二零零三年十二月三十一日	34,263
新增借款	**2,152**
償還借款	**(3,845)**
匯兌差額	**448**
收購一間附屬公司(見附註28(c))	**8,955**
於二零零四年十二月三十一日	**41,973**

28. 綜合現金流量表附註（續）

(c) 收購一間附屬公司（續）

由收購日期（二零零四年十月八日）至結算日期間內，上海金橋為本集團帶來了約8,816,000港元之營業額及約470,000港元之股東應佔虧損。

(d) 不合併附屬公司

	附註	二零零四年 千港元	二零零三年 千港元
於不合併日期之負債淨值			
固定資產		–	3,376
持作出售物業		–	2,709
應收少數投資者款項		–	1,861
貿易及其他應收款項		**21,773**	9,851
應收客戶之合約工程總額		**1,019**	–
已抵押存款		–	12,458
現金及銀行存款		**323**	3,492
應付少數投資者款項		**(1,843)**	(5,075)
貿易及其他應付款項		**(55,612)**	(58,888)
應付客戶之合約工程總額		**(24,361)**	(4,389)
應付税項		**(17,968)**	(1,738)
應付股息		**(2,128)**	(1,836)
短期銀行借款		–	(10,754)
銀行透支		**(28,369)**	(11,801)
		(107,166)	(60,734)
銀行擔保撥備		–	10,148
償還由本公司擔保的不合併附屬公司之負債	22(b)	**28,459**	11,839
不合併附屬公司之收益	28(a)	**(78,707)**	(38,747)

於二零零四年八月十一日，香港高等法院頒令將本公司擁有51%權益之附屬公司多利加工程（集團）有限公司（「**PEHL**」）清盤。因此，本集團自二零零四年八月十一日起再沒有將PEHL及其附屬公司計入本集團之綜合賬目內。

28. 綜合現金流量表附註 *(續)*

(b) 收購一間附屬公司額外權益

於二零零四年一月八日，本集團以現金代價約12,589,000元人民幣(相等於約12,088,000港元)收購海天置業餘下20%股份權益。在進行收購事項後，海天置業由一間本公司擁有80%權益之附屬公司，變為本公司之全資附屬公司。上述收購事項所產生之負商譽約為12,738,000港元，按非貨幣性資產之餘下加權平均可用年期29個月以直線法攤銷。

(c) 收購一間附屬公司

	二零零四年 千港元
收購所得負債淨值	
固定資產	88
貿易及其他應收款項	43,532
現金及銀行存款	9,650
貿易及其他應付款項	(52,844)
應付客戶之合約工程總額	(6,644)
短期銀行借款	(8,955)
	(15,173)
商譽	20,275
	5,102
付款方式	
現金	5,102

收購一間附屬公司(上海金橋)所產生之商譽按上海金橋餘下營運期的46個月以直線法攤銷。

有關收購一間附屬公司之現金流入淨額分析：

	二零零四年 千港元
收購所得現金及銀行存款	9,650
減：現金代價	(5,102)
有關收購一間附屬公司之現金流入淨額	4,548

28. 綜合現金流量表附註

(a) 除稅前溢利／(虧損)與經營業務(所用)／所得現金淨額之對賬

	附註	二零零四年 千港元	二零零三年 千港元
除稅前溢利／(虧損)		**85,591**	(37,194)
利息收入		**(2,383)**	(4,090)
利息支出		**1,385**	4,860
折舊		**3,333**	3,496
商譽及負商譽攤銷		**(3,954)**	–
投資物業重估(收益)／虧損		**(23,033)**	8,250
固定資產之減值虧損		**1,393**	1,282
出售固定資產(收益)／虧損		**(294)**	108
不合併附屬公司之收益	28(d)	**(78,707)**	(38,747)
其他資產減值撥備		**–**	525
發展中物業撥備		**25,000**	11,276
陳舊存貨(撥備撥回)／撥備		**(636)**	1,878
呆壞賬(撥備撥回)／撥備		**(9,295)**	2,000
應收客戶之合約工程總額之撥備		**–**	1,573
出售買賣證券之已變現收益		**–**	(5,474)
重估買賣證券之未變現收益		**(347)**	(347)
撥回銀行擔保撥備		**(10,148)**	–
上市投資之股息收入		**(499)**	(788)
前少數投資者轉讓債務權益之收益		**(3,051)**	–
營運資本變動前經營虧損		**(15,645)**	(51,392)
應收保固金(增加)／減少，非流動部分		**(272)**	2,881
其他資產減少		**22**	63
存貨增加		**(6,670)**	(3,029)
應收一間同系附屬公司款項減少		**1**	79
應收一位少數投資者款項減少		**37**	–
貿易及其他應收款項(增加)／減少		**(4,044)**	42,969
應收／應付客戶之合約工程總額減少淨額		**2,722**	1,626
已抵押存款減少		**15,110**	35,936
已凍結存款減少		**–**	7,017
應付居間控股公司款項減少		**–**	(3)
應付少數投資者款項(減少)／增加		**(690)**	2,640
貿易及其他應付款項減少		**(22,304)**	(6,045)
其他負債增加／(減少)		**649**	(554)
匯兌調整		**2,480**	(748)
經營業務(所用)／所得現金淨額		**(28,604)**	31,440



27. 退休金責任

本集團為其香港之合資格僱員參與定額供款退休金計劃及強制性公積金(「**強積金**」)計劃。

本集團為其聘用之若干合資格僱員(「**該等僱員**」)提供一項定額供款退休金計劃。本集團須以該等僱員月薪5%之比率作為計劃之每月供款。而倘參與此定額供款計劃之該等僱員自加入本集團之日起計服務滿10年,則可於退休或離職時領取僱主之100%供款連同應計利息;倘自加入本集團之日起計服務滿2年但少於10年,則可領取僱主供款之20%至90%。

根據強積金計劃,本集團於香港的各附屬公司及該等未能參與前述之退休金計劃之僱員須每月分別按僱員根據強積金法例定義的現金收入5%作出供款。香港各附屬公司及僱員之供款上限均為每月1,000港元,超過此數額之額外供款屬自願性質,並不受任何限制。強積金供款在支付予強積金計劃認可信託人後即時全數歸屬僱員所有,作為應計利益。用應計利益作投資所產生之投資收入或溢利(經計及該投資所產生之任何虧損後)亦即時歸屬予僱員。除了強制供款外,僱員可於服務滿10年或以上離職時、或到達退休年齡退休時(不論服務年期長短)、或身故時、或因完全喪失行為能力而不再為僱員時,享有僱主之100%自願供款連同投資收入。此外,僱員在服務滿2年但少於10年後,可按20%至90%之比例,享有僱主之自願供款連同投資收入。

本集團之退休金計劃及強積金計劃供款於發生時列作開支,並以僱員在可全數獲得供款前退出計劃之沒收供款扣減。年內已動用合共約61,000港元之已沒收供款(二零零三年:302,000港元),而於二零零四年十二月三十一日並無可使用之未動用沒收供款。

根據中國之法規規定,本集團為其中國之僱員就當地政府所規定向國家資助退休計劃供款。除僱員按其基本薪金供款5%至22.5%外,本集團需根據地方政府之規定按中國之僱員基本薪金5%至7%向該計劃供款。除此筆每年之供款外,本集團並無其他實際繳付退休金或退休福利之責任。

26. 儲備 *(續)*

(b) 本公司

本年度儲備之變動如下：

	股份溢價	實繳盈餘[(c)]	資本贖回儲備	累計虧損	總額
	千港元	千港元	千港元	千港元	千港元
於二零零三年一月一日	409,738	575,220	769	(504,890)	480,837
年度溢利	–	–	–	1,567	1,567
於二零零三年十二月三十一日	409,738	575,220	769	(503,323)	482,404
本年度溢利	**–**	**–**	**–**	**21,278**	**21,278**
於二零零四年十二月三十一日	**409,738**	**575,220**	**769**	**(482,045)**	**503,682**

(c) 實繳盈餘主要指本公司於收購ONFEM Investments Limited股份之公平值高出本公司根據一九九一年十一月十九日之股份交換協議發行新股之股份面值數額。

根據百慕達公司法規定，實繳盈餘可供分派予股東，但在下列情況下公司不能宣派或派發股息或分派實繳盈餘：(i)倘本公司現時或於作出分派後未能支付到期債務，或(ii)本公司資產之可變現價值低於其負債、已發行股本及股份溢價賬之總和。

(d) 本公司於二零零四年十二月三十一日可供分派予股東之儲備總額約為93,944,000港元（二零零三年：72,666,000港元）。

26. 儲備

(a) 本集團

本年度儲備之變動列示如下：

	股份溢價	實繳盈餘 [c]	資本贖回儲備	投資重估儲備	物業重估儲備	累計虧損	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零三年一月一日	409,738	601,415	769	(360)	–	(589,722)	421,840
換算海外附屬公司賬目所產生之匯兑差額	–	–	–	–	–	(492)	(492)
重估非買賣證券之盈餘	–	–	–	11,880	–	–	11,880
年度虧損	–	–	–	–	–	(35,739)	(35,739)
於二零零三年十二月三十一日	409,738	601,415	769	11,520	–	(625,953)	397,489
換算海外附屬公司賬目所產生之匯兑差額	–	–	–	–	–	**2,247**	**2,247**
重估一項投資物業之盈餘	–	–	–	–	**600**	–	**600**
一間附屬公司清盤而釋放之儲備	–	**(1,003)**	–	–	–	–	**(1,003)**
本年度溢利	–	–	–	–	–	**84,614**	**84,614**
於二零零四年十二月三十一日	**409,738**	**600,412**	**769**	**11,520**	**600**	**(539,092)**	**483,947**

25. 股本(續)

(a) 購股權

於二零零三年五月二十九日，本公司採納一項購股權計劃。據此，董事可酌情邀請任何曾對或將會對本集團作出貢獻之人士接納購股權，而每批授出購股權之象徵式代價為10港元。年內已授出購股權之變動詳情如下：

			購股權數目(千股)			
參與者類別	購股權行使期	行使價	二零零四年一月一日	已授出(i)	已失效	二零零四年十二月三十一日
		港元				
董事	二零零四年三月十六日至二零零七年三月十五日	0.83	–	12,000	–	12,000
僱員	二零零四年三月十七日至二零零七年四月二十六日(ii)	0.83	–	9,100	(200)	8,900
			–	21,100	(200)	20,900

(i) 購股權首次於二零零四年三月十五日根據購股權計劃授出。年內就已授出購股權所收取之代價為240港元。

(ii) 已授出購股權之行使期為期三年，自各有關僱員接納購股權當日起計，至該三年期間結束之日止。

24. 遞延稅項

遞延稅項乃採用負債法就短暫時差按主要稅率17.5%(二零零三年:17.5%)全數計算。

與稅務虧損有關之遞延稅項資產於年內之變動如下:

	本集團	
	二零零四年 千港元	二零零三年 千港元
於一月一日	**932**	979
在損益表扣除之遞延稅項(見附註6)	–	(47)
於十二月三十一日	**932**	932

遞延所得稅資產乃因應相關稅務利益可透過未來應課稅溢利變現而就所結轉之稅務虧損作確認。於二零零四年十二月三十一日,本集團於香港之可結轉以抵銷未來應課稅收入而未確認之稅務虧損約為260,816,000港元(二零零三年:359,717,000港元);該等稅務虧損概無屆滿日期。此外,本集團於二零零四年十二月三十一日在中國之未確認稅務虧損約為26,588,000港元(二零零三年:16,489,000港元);該等稅務虧損將於五年內屆滿。

25. 股本

	二零零四年		二零零三年	
	股數 (千股)	金額 千港元	股數 (千股)	金額 千港元
法定:				
每股面值0.1港元普通股	**2,000,000**	**200,000**	2,000,000	200,000
已發行及繳足:				
每股面值0.1港元普通股	**772,182**	**77,218**	772,182	77,218

22. 貿易及其他應付款項（續）

(b) 撥備

	本集團		
	銀行擔保撥備[i]	合約工程撥備	總額
	千港元	千港元	千港元
於二零零四年一月一日	10,148	7,028	17,176
減：未動用金額撥回	**(10,148)**	**(7,028)**	**(17,176)**
於二零零四年十二月三十一日	–	–	–

	本公司銀行擔保撥備
	千港元
於二零零四年一月一日	50,078
減：年內已付款項（見附註28(d)）	**(28,459)**
未動用金額撥回	**(21,619)**
	(50,078)
於二零零四年十二月三十一日	–

(i) 此款項為就一間於截至二零零三年十二月三十一日止年度不合併之附屬公司之銀行信貸額度所提供之銀行擔保的撥備之撥回金額。

23. 短期借款

	本集團	
	二零零四年	二零零三年
	千港元	千港元
銀行透支，有抵押	**1,158**	37,041
信託收據銀行借款，有抵押	–	3,253
銀行借款，有抵押	**35,247**	26,455
融資租賃承擔之即期部份	–	28
少數投資者之借款	–	4,527
前少數投資者之借款(a)	**6,726**	–
	43,131	71,304

(a) 該項結餘為無抵押，年息率為5.58%，並須於二零零五年償還。

21. 現金及銀行存款

	本集團		本公司	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	千港元	千港元	千港元
銀行存款	**120,703**	199,126	**75,457**	176,032
庫存現金	**136**	162	–	–
	120,839	199,288	**75,457**	176,032

22. 貿易及其他應付款項

	本集團		本公司	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	千港元	千港元	千港元
貿易、票據及合約應付賬款(a)	**75,301**	76,796	–	3,326
應付保固金	**6,436**	1,840	–	–
應計費用及其他應付款項	**25,614**	38,757	**2,730**	3,924
撥備(b)	–	17,176	–	50,078
臨時收款	**103**	165	–	–
已收租金按金	**1,922**	1,131	–	–
	109,376	135,865	**2,730**	57,328

(a) 貿易、票據及合約應付賬款之賬齡分析如下：

	本集團	
	二零零四年	二零零三年
	千港元	千港元
0至30日	**14,024**	6,894
31至60日	**11,504**	1,394
61至90日	**1,151**	1,124
超過90日	**48,622**	67,384
	75,301	76,796

19. 在建工程合約

	本集團	
	二零零四年	二零零三年
	千港元	千港元
已發生之合約成本加應佔溢利減可見將來之虧損	**16,954**	609,171
減:目前之工程進度賬款	**(16,080)**	(622,273)
	874	(13,102)
包括於流動資產/(負債):		
應收客戶之合約工程總額	**1,684**	3,261
應付客戶之合約工程總額	**(810)**	(16,363)
	874	(13,102)

於二零零四年十二月三十一日,計入於本集團非流動應收保固金及於附註18之本集團的貿易及其他應收款項內之客戶持有合約工程保固金分別約為879,000港元(二零零三年:607,000港元)及15,023,000港元(二零零三年:3,883,000港元)。

於二零零四年十二月三十一日,計入應付客戶之合約工程總額內包括一關連公司支付之進度款約810,000港元(二零零三年:無)(見附註32(b))。

20. 買賣證券

	本集團	
	二零零四年	二零零三年
	千港元	千港元
按公平值:		
香港上市之股本證券	**2,489**	2,142

18. 貿易及其他應收款項

	本集團		本公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千港元	千港元	**千港元**	千港元
貿易及合約應收款項，淨額(a)	**31,672**	32,094	**–**	–
應收保固金（見附註19）	**15,023**	3,883	**–**	–
按金	**25,374**	1,529	**652**	910
預付款項	**910**	1,002	**387**	462
其他	**10,511**	9,884	**13**	6,450
	83,490	48,392	**1,052**	7,822

(a) 貿易及合約應收款項之賬齡分析如下：

	本集團	
	二零零四年	二零零三年
	千港元	千港元
0至30日	**9,194**	28,233
31至60日	**5,340**	5,715
61至90日	**3,247**	5,559
超過90日	**33,148**	47,083
	50,929	86,590
減：呆壞賬撥備	**(19,257)**	(54,496)
	31,672	32,094

本集團一般自發票日期起給予30日至60日信貸期予客戶。

本集團一間附屬公司訂立了一項合約款額達7,743,000美元(相等於約60,395,000港元)之建築工程合約。年內，該建築工程之僱主基於完成建築工程項目有所延誤之理由而不予支付若干費用。於二零零四年十二月三十一日，該合約之合約應收款項及應收保固金分別約為10,129,000港元及2,915,000港元。董事認為，上述附屬公司對延誤的宣稱具有充份及有效之抗辯，及將不會對本集團之財政狀況構成重大不利影響。因此，於二零零四年十二月三十一日，並無就上述應收款項作出撥備。

16. 其他資產

	本集團		本公司	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	千港元	千港元	千港元
可轉讓債券	**1,312**	1,312	**1,312**	1,312
其他	**404**	426	**–**	–
	1,716	1,738	**1,312**	1,312

17. 存貨

	本集團	
	二零零四年	二零零三年
	千港元	千港元
製造及貿易存貨		
原材料	**5,603**	5,212
在製品	**196**	231
製成品	**3,542**	10,601
	9,341	16,044
減:陳舊存貨撥備	**(2,361)**	(8,465)
	6,980	7,579
發展中物業 — 位於中國	**231,787**	222,172
減:可變現淨值撥備	**(36,276)**	(11,276)
	195,511	210,896
	202,491	218,475

發展中物業預期於一年後收回,其他存貨均預期於一年內收回。

14. 於附屬公司之投資(續)

(c) (續)

(i) 除另有指明外,所持有之股份類別均屬普通股。截至二零零四年十二月三十一日止年度內任何時間,各附屬公司概無發行任何借貸股本。

(ii) 東莞百聞防火門有限公司(「**東莞百聞**」)乃一間於中國成立之中外合資合營企業,營運期為期12年,直至二零零五年為止,而本公司全資擁有之附屬公司百聞防火門(香港)有限公司為其合營者。根據合營協議之條款,中方合營者有權享有每年固定分配金額60,000元人民幣。百聞防火門(香港)有限公司有權分享東莞百聞在扣除向中方合營者作出之分配後之所有溢利／虧損。

(iii) 上海金橋瑞和裝飾工程有限公司(「**上海金橋**」)乃本公司之全資附屬公司,為一間於中國成立之外資企業,營運期為期15年,直至二零零八年為止。

(iv) 珠海東方海天置業有限公司(「**海天置業**」)乃本公司之全資附屬公司,為一間於中國成立之外資企業,營運期為期8年,直至二零零七年為止。

(d) 本公司已承諾繼續對若干附屬公司日後營運提供資助。

15. 非買賣證券

	本集團	
	二零零四年	二零零三年
	千港元	千港元
股本證券:		
香港上市,按公平值	**28,440**	28,440
非上市證券,按成本值	**243,600**	243,600
減:減值撥備	**(243,600)**	(243,600)
	–	–
	28,440	28,440

14. 於附屬公司之投資（續）

(c) （續）

公司名稱	註冊成立／營業地點	已發行或註冊及繳足股本詳情(i)	股權百分比 直接由本公司持有	間接由本公司持有	主要業務
ONFEM Investments Limited	英屬處女群島／香港	100股每股面值10美元	100	－	投資控股
上海金橋瑞和裝飾工程有限公司(iii)	中國	2,040,000美元	－	100	設計及安裝玻璃幕牆
天業管理有限公司	香港	2股每股面值1港元	－	100	物業管理
溢成置業有限公司	香港／中國	2股每股面值1港元	－	100	物業投資
Virtyre Limited	香港	2股每股面值10港元	－	100	物業投資
燊利有限公司	香港	100股每股面值10港元	－	100	提供建築項目管理服務
珠海東方海天置業有限公司(iv)	中國	44,000,000元人民幣	－	100	物業發展

14. 於附屬公司之投資(續)

(c) (續)

公司名稱	註冊成立／營業地點	已發行或註冊及繳足股本詳情(i)	股權百分比 直接由本公司持有	股權百分比 間接由本公司持有	主要業務
Geraldine Profits Limited	英屬處女群島／香港	1股面值1美元	–	100	證券買賣
鴻威置業有限公司	香港／中國	2股每股面值1港元	–	100	物業投資
積架發展有限公司	英屬處女群島	1股面值1美元	–	100	投資控股
積架石油化工有限公司	香港	10股每股面值100港元及20,000股無投票權遞延股每股面值100港元	–	100	潤滑油及化工產品製造及貿易
積架石油化工集團有限公司	英屬處女群島／香港及中國	100股每股面值1美元	–	100	投資控股
景禮發展有限公司	香港	1,000股每股面值1港元	–	100	為本集團其他公司提供融資服務
凌駿有限公司	香港	2股每股面值1港元	–	100	物業投資
東方有色有限公司	香港	2股每股面值1港元	–	100	投資控股
ONFEM Finance Limited	英屬處女群島／香港	1,000股每股面值1美元	100	–	為本集團其他公司提供融資服務

14. 於附屬公司之投資（續）

(c) 以下為於二零零四年十二月三十一日主要附屬公司之名單：

公司名稱	註冊成立／營業地點	已發行或註冊及繳足股本詳情(i)	股權百分比 直接由本公司持有	股權百分比 間接由本公司持有	主要業務
慧珠發展有限公司	香港	1,000股每股面值1港元	–	100	物業投資
爭輝有限公司	香港	500,000股每股面值1港元	–	100	提供管理服務
輝中有限公司	香港	10,000股每股面值1港元	–	100	物業投資
東莞百聞防火門有限公司(ii)	中國	12,062,711元人民幣	–	75	製造防火門
東昌（香港）有限公司	香港	2股每股面值1港元	–	100	物業投資
銀豐工程有限公司	香港／香港及中國	100股每股面值1港元及500,000股無投票權遞延股每股面值1港元	–	100	銷售及安裝防火材料及產品
銀豐集團有限公司	英屬處女群島／香港及中國	10,000股每股面值1美元及4股無投票權遞延股每股面值1美元	–	100	投資控股
富利暉有限公司	香港	2股每股面值1港元	–	100	物業投資

14. 於附屬公司之投資

	本公司	
	二零零四年	二零零三年
	千港元	千港元
非上市股份投資 — 按成本值	**695,296**	695,296
減：減值撥備	**(695,296)**	(695,296)
	–	–
貸款予附屬公司(a)	**51,928**	49,725
減：貸款予附屬公司之撥備	**(47,800)**	(45,726)
	4,128	3,999
應收附屬公司款項(b)	**1,003,855**	917,145
減：應收附屬公司款項之撥備	**(511,674)**	(514,456)
	492,181	402,689
	496,309	406,688

(a) 貸款予附屬公司中包括給予附屬公司之免息貸款約47,800,000港元（二零零三年：2,587,000港元），其餘款項乃按商業貸款利率計息。所有未償還貸款均為無抵押，並須應要求償還。

(b) 應收附屬公司款項為無抵押、免息及須應要求償還。

13. 固定資產（續）

(b) 投資物業與租賃土地及樓宇之賬面值分析如下：

	投資物業		租賃土地及樓宇	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	千港元	千港元	**千港元**	千港元
位於香港				
長期租約（超過50年）	**228,100**	202,930	**1,873**	2,970
位於中國				
長期租約（超過50年）	**1,790**	3,580	**1,781**	–
中期租約（10－50年）	**–**	–	**2,839**	4,750
	229,890	206,510	**6,493**	7,720

(c) 投資物業於二零零四年十二月三十一日由獨立測量師第一太平戴維斯（香港）有限公司及捷利行測量師行有限公司按公開市值重新估值。約23,033,000港元（二零零三年：虧絀約8,250,000港元）及600,000港元（二零零三年：無）之重估盈餘已分別計入損益表及重估儲備內。

(d) 一項賬面值約215,000,000港元（二零零三年：195,000,000港元）之投資物業已為本集團之銀行融資作抵押（見附註29）。



13. 固定資產（續）

(a) （續）

	本集團						
	投資物業	租賃土地及樓宇	租賃物業裝修	廠房及機器	傢俬、裝置及設備	汽車	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
累計折舊及減值虧損							
於二零零四年一月一日	–	3,265	8,108	8,530	9,788	4,782	34,473
本年度折舊	–	175	1,533	510	506	609	3,333
轉撥	–	(1,163)	–	(702)	702	–	(1,163)
減值虧損淨額	–	1,305	–	–	88	–	1,393
匯兌差額	–	–	–	–	–	4	4
不合併附屬公司	–	–	(1,974)	–	(4,544)	(610)	(7,128)
其他出售	–	–	(278)	(2,538)	(2,875)	(975)	(6,666)
於二零零四年十二月三十一日	–	3,582	7,389	5,800	3,665	3,810	24,246
賬面淨值							
於二零零四年十二月三十一日	229,890	6,493	1,966	1,785	1,811	957	242,902
於二零零三年十二月三十一日	206,510	7,720	1,226	2,426	1,523	1,074	220,479
以上資產於二零零四年十二月三十一日按成本值或估值之分析如下：							
成本值	–	10,075	9,355	7,585	5,476	4,767	37,258
專業估值 – 二零零四年	229,890	–	–	–	–	–	229,890
	229,890	10,075	9,355	7,585	5,476	4,767	267,148

13. 固定資產

(a) 固定資產於年內之變動如下：

	本集團						
	投資物業	租賃土地及樓宇	租賃物業裝修	廠房及機器	傢俬、裝置及設備	汽車	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
成本值或估值							
於二零零四年一月一日	206,510	10,985	9,334	10,956	11,311	5,856	254,952
添置	–	–	2,273	157	637	539	3,606
重估盈餘	23,633	–	–	–	–	–	23,633
轉撥	(253)	(910)	–	(929)	929	–	(1,163)
匯兌差額	–	–	–	–	3	9	12
收購一間附屬公司（見附註28(c)）	–	–	–	–	88	–	88
不合併附屬公司	–	–	(1,974)	–	(4,544)	(610)	(7,128)
其他出售	–	–	(278)	(2,599)	(2,948)	(1,027)	(6,852)
於二零零四年十二月三十一日	229,890	10,075	9,355	7,585	5,476	4,767	267,148



12. 商譽

收購所得的商譽及負商譽如下：

	本集團		
	商譽	負商譽	淨額
	（附註28(c)）	（附註28(b)）	
	千港元	千港元	千港元
成本值			
年內新增及於二零零四年十二月三十一日	**20,275**	**(12,738)**	**7,537**
累計攤銷			
年內攤銷（支出）╱撥回及於二零零四年十二月三十一日	**(1,317)**	**5,271**	**3,954**
賬面淨值			
於二零零四年十二月三十一日	**18,958**	**(7,467)**	**11,491**

11. 董事及高級行政人員酬金*(續)*

(b) 五名最高薪金人士

五名最高薪金人士包括三名(二零零三年:三名)執行董事,其酬金於上文(a)項中披露。其餘兩名(二零零三年:兩名)人士之酬金詳情如下:

	二零零四年 千港元	二零零三年 千港元
薪金及津貼	**2,259**	2,964
退休金計劃供款	**198**	214
	2,457	3,178

該兩名(二零零三年:兩名)最高薪金人士之酬金範圍如下:

	二零零四年	二零零三年
零至1,000,000港元	**1**	–
1,000,001港元至1,500,000港元	**–**	–
1,500,001港元至2,000,000港元	**1**	2
	2	2

年內,本集團概無向該五名最高薪金人士支付任何酬金作為加入本集團之獎勵或作為離任之補償(二零零三年:無)。

11. 董事及高級行政人員酬金

(a) 董事酬金

年內應付董事之酬金總額如下：

	二零零四年 千港元	二零零三年 千港元
執行董事		
薪金及津貼	**4,654**	5,314
退休金計劃供款	**60**	60
獨立非執行董事		
袍金	**910**	910
	5,624	6,284

年內，本公司根據二零零三年五月二十九日採納之購股權計劃授出12,000,000股購股權（二零零三年：無）予執行董事（見附註25(a)）。

按董事數目及酬金範圍之董事酬金分析如下：

	二零零四年	二零零三年
零至1,000,000港元	**5**	7
1,000,001港元至1,500,000港元	**2**	2
1,500,001港元至2,000,000港元	**–**	–
2,000,001港元至2,500,000港元	**1**	1
	8	10

年內，本集團概無向任何董事支付酬金作為加入本集團之獎勵或作為離任之補償（二零零三年：無），亦無任何董事就彼等在年內向本集團提供之服務放棄酬金（二零零三年：無）。

7. 股東應佔溢利／(虧損)

股東應佔綜合溢利／(虧損)包括已計入本公司賬目中的溢利約21,278,000港元(二零零三年:1,567,000港元)。

8. 股息

本公司董事(「**董事**」)不建議就截至二零零四年十二月三十一日止年度派發股息(二零零三年:無)。

9. 每股盈利／(虧損)

每股基本盈利／(虧損)乃按股東應佔綜合溢利約84,614,000港元(二零零三年:股東應佔綜合虧損約35,739,000港元)及年內已發行股份之加權平均數772,181,783股(二零零三年:772,181,783股)計算。

由於年內並無存在具潛在攤薄影響之股份,故並無呈列每股攤薄盈利。

10. 員工成本

	二零零四年 **千港元**	二零零三年 千港元
不包括董事酬金:		
工資	**28,684**	35,346
未用年假撥備	**20**	296
撥回長期服務金撥備	**(86)**	(322)
退休金成本－定額供款計劃	**991**	1,527
	29,609	36,847

6. 稅項

由於本集團本年度並無估計應課稅溢利，故並無任何香港利得稅撥備（二零零三年：無）。海外溢利之稅項乃以本年度估計應課稅溢利按本集團經營業務所在國家之現行稅率計算。

在綜合損益表扣除之稅項如下：

	二零零四年 千港元	二零零三年 千港元
香港利得稅		
過往年度超額撥備	**–**	(109)
海外稅項	**977**	157
撥回短暫時差之遞延稅項（見附註24）	**–**	47
稅項支出	**977**	95

本集團除稅前溢利／（虧損）之稅項與採用香港稅率計算之理論金額之差異如下：

	二零零四年 千港元	二零零三年 千港元
除稅前溢利／（虧損）	**85,591**	(37,194)
按稅率17.5%（二零零三年：17.5%）計算	**14,978**	(6,509)
其他國家不同稅率之影響	**758**	3,507
毋須課稅之收入	**(22,587)**	(38,303)
不可扣稅之開支	**7,322**	32,934
未確認稅項虧損	**506**	8,557
因稅率增加產生之遞延稅項資產淨值增加	**–**	(91)
稅項支出	**977**	95

4. 經營溢利／(虧損)(續)

(a) 呆壞賬撥備撥回中包括一筆約3,603,000港元(二零零三年：2,162,000港元)由本公司向一間前居間控股公司中國有色金屬(香港)集團有限公司(「**中國有色(香港)**」)提供貸款之撥備撥回。中國有色(香港)之清盤人已於年內支付上述款項，作為向中國有色(香港)無抵押債權人派付之中期股息。

(b) 於二零零四年四月二十九日，本集團以現金1港元之代價收購銀豐集團有限公司(「**銀豐**」，一間於英屬處女群島註冊成立之附屬公司)餘下48%股份權益。由於該項收購，銀豐由一間本公司擁有52%權益之附屬公司，變為本公司之全資附屬公司。此外，本集團亦支付1港元作為銀豐前少數投資者就轉讓銀豐之一間附屬公司欠其約3,051,000港元之債項權益予本集團之代價。

5. 財務成本

	二零零四年 千港元	二零零三年 千港元
銀行借款及透支		
須於五年內悉數償還	**2,773**	6,197
少數投資者借款		
須於五年內悉數償還	**–**	224
其他借款		
須於五年內悉數償還	**316**	–
融資租賃	**6**	21
	3,095	6,442
減：撥充發展中物業之借款成本(a)	**(1,710)**	(1,582)
	1,385	4,860

(a) 借款成本按年利率5.31%至5.58%(二零零三年：5.31%)撥充資本。



4. 經營溢利／(虧損)

經營溢利／(虧損)經扣除／(計入)以下各項列賬:

	二零零四年 千港元	二零零三年 千港元
投資物業之租金及管理費收入總額	**(10,620)**	(10,826)
減:開支	**2,185**	2,039
	(8,435)	(8,787)
售出存貨成本	**27,245**	24,640
退休金計劃供款,扣除已沒收供款	**991**	1,587
土地及樓宇之經營租賃	**3,894**	4,117
減:撥充發展中物業之金額	**(260)**	(175)
	3,634	3,942
核數師酬金	**1,540**	1,850
匯兑收益淨額	**(1,129)**	(9,146)
出售固定資產(收益)／虧損	**(294)**	108
固定資產之減值虧損	**1,393**	1,282
折舊		
自置固定資產	**3,333**	3,447
租賃固定資產	**–**	49
	3,333	3,496
減:撥充發展中物業之金額	**(204)**	(175)
	3,129	3,321
員工成本(不包括董事酬金,見附註10)	**29,609**	36,847
陳舊存貨(撥備撥回)撥備	**(636)**	1,878
呆壞賬(撥備撥回)／撥備(a)	**(9,295)**	2,000
前少數投資者轉讓債務權益之收益(b)	**(3,051)**	–
商譽及負商譽攤銷(見附註12)	**(3,954)**	–
重估買賣證券之未變現收益	**(347)**	(347)

3. 營業額、收入及分類資料(續)

(d) 次要報告方式-地區分類(續)

本集團之業務主要於三個地區經營:

香港及澳門: 專業建築合約、製造及貿易、物業租賃及證券投資及買賣

中國: 專業建築合約、製造及貿易、物業租賃及物業發展

東南亞國家: 製造及貿易

於呈列地區分類之資料時,銷售乃按客戶之地區位置為基準。分類資產及資本開支則按資產之地區位置為基準。

	香港及澳門		中國		東南亞國家		其他國家		總額	
	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
對外銷售	**16,483**	98,446	**69,765**	62,213	**357**	282	**–**	–	**86,605**	160,941
分類資產	**290,552**	285,199	**327,578**	225,699	**–**	–	**13**	32	**618,143**	510,930
資本開支	**2,645**	1,096	**961**	976	**–**	–	**–**	–	**3,606**	2,072

3. 營業額、收入及分類資料(續)

(c) 主要報告方式－業務分類(續)

分類資產負債表及其他分類資料

	專業建築合約		製造及貿易		物業租賃		物業發展		證券投資及買賣		總額	
	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分類資產負債表												
分類資產	**78,432**	30,015	**27,858**	27,925	**235,458**	208,515	**245,218**	212,179	**31,177**	32,296	**618,143**	510,930
未分配之企業資產											**117,310**	266,072
總資產											**735,453**	777,002
分類負債	**47,136**	92,641	**8,788**	10,353	**5,017**	3,484	**34,860**	35,144	–	–	**95,801**	141,622
未分配之企業負債											**74,870**	129,895
總負債											**170,671**	271,517
其他資料												
資本開支	**174**	633	**918**	1,039	**29**	57	**21**	145	–	–		
折舊	**172**	874	**1,841**	1,992	**73**	46	**204**	229	**1**	3		
於損益表中確認之減值虧損	**88**	546	**1,798**	477	–	–	–	–	–	–		
折舊以外之非現金開支/(收入)	**997**	3,403	**386**	3,715	**(23,066)**	8,488	**25,000**	11,276	**(347)**	(347)		

(d) 次要報告方式－地區分類

本集團業務遍佈全球，但主要於三個經濟地區經營業務。除少部份收入來自東南亞國家外，香港及澳門及中華人民共和國(除香港及澳門以外)(「**中國**」)為本集團所有業務之主要市場。

3. 營業額、收入及分類資料 *(續)*

(c) 主要報告方式－業務分類 *(續)*

分類營業額及業績

	專業建築合約		製造及貿易		物業租賃		物業發展		證券投資及買賣		抵銷項目		總額	
	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
收入														
外部客戶銷售	20,421	86,056	55,115	57,797	10,620	10,826	–	–	449	6,262	–	–	86,605	160,941
業務單位間之銷售	–	–	–	1,139	–	–	–	–	–	–	–	(1,139)	–	–
	20,421	86,056	55,115	58,936	10,620	10,826	–	–	449	6,262	–	(1,139)	86,605	160,941
業績														
分類業績	731	(38,176)	(754)	(3,671)	30,659	(4,657)	(19,897)	(10,936)	708	6,300	–	–	11,447	(51,140)
不合併附屬公司之收益													78,707	38,747
撥回銀行擔保撥備													10,148	–
未分配之企業開支淨額													(13,326)	(19,941)
經營溢利／(虧損)													86,976	(32,334)
財務成本													(1,385)	(4,860)
稅項													(977)	(95)
少數股東權益													–	1,550
股東應佔溢利／(虧損)													84,614	(35,739)

3. 營業額、收入及分類資料（續）

(c) 主要報告方式－業務分類

按照本集團之內部財務報告，本集團已決定以業務分類作為主要報告方式。因此，本集團已將其業務分為以下類別：

專業建築合約：	設計及安裝玻璃幕牆及鋁窗、提供建築項目管理服務及其他與建築工程相關之合約業務。
製造及貿易：	潤滑油及化工產品、木門及防火材料的製造及貿易。
物業租賃：	從出租物業賺取租金收入，並就長遠而言，自物業升值中獲取收益。
物業發展：	發展住宅及商用物業。
證券投資及買賣：	買賣及投資證券。

業務單位間之銷售乃按當時市價計算。

3. 營業額、收入及分類資料

本集團主要從事專業建築合約、製造及貿易、物業租賃、物業發展以及證券投資及買賣。

	二零零四年	二零零三年
	千港元	千港元
(a) 營業額		
專業建築合約	**20,421**	86,056
製造及貿易	**55,115**	57,797
物業租賃	**10,620**	10,826
證券投資及買賣	**449**	6,262
	86,605	160,941
(b) 其他收入		
銀行存款之利息收入	**2,276**	3,951
貸款予一間不合併附屬公司之利息收入	**107**	139
其他	**–**	411
	2,383	4,501
總收入	**88,988**	165,442



2. 主要會計政策（續）

(q) 借貸成本

凡直接與購置、興建或生產某項資產（該資產必須經過頗長時間籌備以作預定用途或出售）有關之借貸成本，均資本化為資產之部份成本。

所有其他借貸成本均於發生年度內在損益表支銷。

(r) 外幣換算

以外幣進行之交易，均按交易當日之滙率換算。於結算日以外幣顯示之貨幣資產與負債則按結算日之滙率換算。由此產生之滙兑差額均計入損益表。

附屬公司以外幣顯示之資產負債表均按結算日之滙率換算，而損益表則按平均滙率換算。由此產生之滙兑差額作為儲備變動入賬。

(s) 分類報告

按照本集團之內部財務報告，本集團已決定將業務分類作為主要報告方式，而地區分類則以次要報告方式呈列。

未分配成本意指企業整體性開支。分類資產主要包括固定資產、證券投資、存貨、應收款項及營運現金。分類負債指營運負債，但不包括如税項及若干企業借款等項目。資本開支計有增購固定資產，包括透過收購附屬公司而添置之資產。

至於地區分類報告，銷售額乃以客戶所在國家為基準，而總資產及資本開支乃按資產之地區位置為基準。

2. 主要會計政策（續）

(o) 僱員福利（續）

(ii) 退休金責任

本集團參與多個定額供款退休金計劃，計劃之資產一般由獨立管理之基金持有。退休金計劃一般由僱員及有關集團公司供款。

(iii) 購股權

本公司可授出購股權予若干董事及合資格人士。補償成本不會被確認。當購股權獲行使時，已扣除交易成本之所得款項會計入股本及股份溢價。

(p) 租賃資產

(i) 融資租賃

融資租賃是指將擁有資產之風險及回報基本上全部轉讓予本集團之租賃。融資租賃在開始時按租賃資產之公平值或最低租賃付款之現值（以較低者為準）予以資本化。每期租金均分攤為資本性支出及財務費用，以達到資本結欠額之常數比率。相應租賃責任在扣除財務費用後計入負債內。財務費用於租約期內在損益表中支銷。

以融資租賃持有之資產按資產之估計可用年限或租約期（以較短者為準）計算折舊。

(ii) 經營租賃

經營租賃是指擁有資產之風險及回報基本上全部由出租公司保留之租賃。根據經營租賃作出之付款，在扣除自出租公司收取之任何獎勵金後，於租賃期內以直線法在損益表中支銷。



2. 主要會計政策*(續)*

(m) 遞延稅項

遞延稅項按資產及負債之稅基與其賬面值兩者之短暫時差以負債法作出全數撥備，並根據結算日前已頒佈或實質頒佈之稅率釐定。

遞延稅項資產乃就有可能將未來應課稅溢利與可動用之短暫時差抵銷而確認。

(n) 或然負債及或然資產

或然負債指因為過往事件而可能引起之承擔，其存在只能就一宗或多宗事件會否發生才能確認，而本集團並不能完全控制這些未來事件會否實現。或然負債亦可能是因為過往事件引致之現有承擔，但由於不大可能有經濟資源流出，或承擔金額未能可靠衡量而未有記賬。

或然負債不會確認，但會在賬目附註中披露。假若資源流出之可能性改變導致可能出現資源流出，則會確認撥備。

或然資產指因為過往事件而可能產生之資產，其存在只能就一宗或多宗事件會否發生才能確認，而本集團並不能完全控制這些未來事件會否實現。

或然資產不會確認，但會於經濟收益很有可能流入時在賬目附註中披露。若實質確定有收益流入，則確認為資產。

(o) 僱員福利

(i) 僱員應享假期

僱員在年假之權利在僱員應享有時確認，並會因應僱員於截至結算日止期間提供服務而應享之年假之估計負債而作撥備。

僱員應享之病假及產假或陪妻分娩假，直至僱員休假時方會確認。

2. 主要會計政策（續）

(i) 貿易及其他應收款項

貿易及其他應收款項如被視為呆壞賬則會作出撥備。資產負債表內之貿易及其他應收款項為扣除上述撥備之淨額。

(j) 在建工程合約

倘建築合約成果不能可靠地估計，則合約收入只會根據有可能收回之已發生合約成本記賬。合約成本乃於產生時確認。

倘建築合約成果能可靠地估計，合約收入及合約成本將按合約期間分別確認為收入及開支。本集團採用完成百份比法為基準確定在某期間須記賬之收入及成本之適當金額，完成階段乃參照已發生之合約成本相對合約之估計總成本百份比。如合約總成本超逾合約總收益，則預期虧損將即時確認為開支。

已發生之成本總額及於每份合約中確認之溢利或虧損與直至年結日之進度賬款作比較。如已發生之成本及已確認溢利（減已確認虧損）超逾進度賬款，則結餘將於流動資產下列作應收客戶之合約工程總額。如進度賬款超逾已發生成本加已確認溢利（減已確認虧損），則結餘將於流動負債下列作應付客戶之合約工程總額。

(k) 現金及現金等值項目

就現金流量表而言，現金及現金等值項目包括庫存現金、銀行通知存款、於投資日起計三個月或以下到期之現金投資及銀行透支。

(l) 撥備

當本集團因過往事件須承擔現有之法律性或推定性的責任，而在履行責任時有可能令到資源流出，同時責任金額能夠可靠地作出估計時，則會確認為撥備。當本集團預計撥備可獲補償，如根據保險合約獲補償，則將補償金確認為一項獨立資產，惟只能在補償金可實質確定時確認。

2. 主要會計政策（續）

(g) 證券投資

(i) *非買賣證券*

持有作非買賣用途之投資乃按公平值列賬，個別證券之公平值之變動乃計入投資重估儲備或於投資重估儲備中扣除，直至出售該等證券或確定該等證券出現減值為止。於出售後，累計收益或虧損（即有關證券之銷售所得款項淨額與其賬面值兩者之差額）以及轉撥自投資重估儲備之任何盈餘或虧絀乃於損益表處理。

倘有客觀證據顯示個別投資出現減值，則記錄於重估儲備之累計虧損將轉撥往損益表。

(ii) *買賣證券*

買賣證券乃按公平值列賬。於各結算日，買賣證券之公平值變動引致之未變現盈虧淨額均在損益表中確認。出售買賣證券之溢利或虧損，指出售所得款項淨額與賬面值之差額，在產生時於損益表中確認。

(h) 存貨

(i) *製造及貿易*

存貨乃按成本及可變現淨值兩者中之較低者列賬。成本按先入先出成本法計算，包括原料、直接勞工及應佔之生產成本。可變現淨值乃以預期出售所得款項減估計銷售費用基準計算。

(ii) *發展中物業、持作出售之物業或土地*

發展中物業指在建土地及樓宇。發展中物業及持作出售物業或土地乃按成本值及可變現淨值之較低者列賬。成本包括原土地收購成本、土地使用權成本、所產生建築開支及該等物業之其他直接開發成本，包括利息。可變現淨值乃由董事按個別物業之現行市場價格預計所得之銷售所得款項，並扣除預期出售時涉及之任何其他費用。

2. 主要會計政策*(續)*

(f) 固定資產*(續)*

(iv) 折舊

根據有效期二十年或以下之租約持有之投資物業乃按租約之尚餘年期折舊。

租賃土地乃按租約剩餘之年期攤銷。其他固定資產乃按直線法於其估計可使用年期內，以適當折舊率將其成本值減累計減值虧損撇銷。基本年率如下：

租賃土地	按租約尚餘年期
樓宇	2%－5%
租賃物業裝修	按租約尚餘年期
廠房及機器	5%－25%
傢俬、裝置及設備	15%－25%
汽車	20%－30%

將固定資產重修至其正常運作狀態之重大支出於損益表中扣除。資產改良支出乃資本化，並按其預計可用年期折舊。

(v) 減值／出售之收益或虧損

本集團於每個結算日均會透過其內部及外界資料，以評估固定資產有否任何跡象顯示出現減值。倘有跡象顯示出現減值，則對資產之可收回價值作出評估，及(如適用)將其資產減至其可收回價值。減值虧損將於損益表中確認，除非該資產乃以估值列賬，而減值虧損並無超過該資產之重估盈餘，在此情況下，減值虧損則列作重估減值。

除投資物業外，出售固定資產之損益乃出售有關資產所得款項淨額與有關資產賬面值之差額，並於損益表內予以確認。任何屬於該被出售資產之重估儲備餘額乃轉撥至保留盈餘或累計虧損，並列作儲備變動。

2. 主要會計政策 *(續)*

(e) 收入確認 *(續)*

出售買賣證券收入於買賣證券所有權轉讓予買方時確認。

利息收入根據未償還之本金及適用之利率按時間比例確認。

股息收入於收取款項之權利確定時確認。

(f) 固定資產

(i) 投資物業

投資物業乃所持土地及樓宇之權益，而該等土地及樓宇之建築及發展工程已完竣，並持作投資用途，任何租金收入均按公平原則磋商。

投資物業乃按獨立估值師每年釐定之公開市值列賬。估值是以有關個別物業之公開市值為計算基準，而土地及樓宇則不設分開列值，所得估值乃反映於年度賬目內。增值部份撥入投資物業重估儲備；減值部份首先以整個物業投資組合為基礎與先前增值之部份對銷，其後則從經營溢利中支銷，其後如有任何增值將以先前扣減之金額為限撥入經營溢利。

在出售投資物業時，先前重估有關之已變現部份，自投資物業重估儲備撥入損益表。

(ii) 其他物業

其他物業指非投資物業及發展中物業之土地及樓宇權益，並以成本值減累計折舊及累計減值虧損列賬。

(iii) 其他固定資產

其他固定資產包括租賃物業裝修、廠房及機器、傢俬、裝置及設備以及汽車，乃按成本值減累計折舊及累計減值虧損列賬。

2. 主要會計政策(續)

(c) 綜合賬目(續)

少數股東權益乃指外間之股東在附屬公司內應佔經營業績及資產淨值之權益。

在本公司之資產負債表內,於附屬公司之投資乃按成本值減任何減值虧損撥備列賬。本公司將附屬公司之業績按已收及應收股息入賬。

(d) 商譽/負商譽

商譽乃指收購成本超逾於收購日本集團應佔所收購附屬公司淨資產之公平值之數額。

收購所產生之商譽以其估計可使用之年期按直線法攤銷。因本集團進行主要策略性收購以擴大開拓其產品或地區市場佔有率所產生之商譽以不多於15年之期間攤銷。就所有其他收購事項而言,商譽一般以5-10年之期間攤銷。

負商譽乃指本集團應佔所收購之淨資產之公平值超逾收購成本之數額。

負商譽於資產負債表內之分類方式與商譽相同。涉及本集團在收購計劃內已識別之預期未來虧損及開支並能可靠地量度之負商譽,於未來虧損及開支可予確認時在損益表中確認,惟此等負商譽不代表收購日之可予識別負債。任何剩餘負商譽,以不超過購入非貨幣性資產之公平值為限,按該等資產餘下之加權平均可用年期在損益表中確認;而超出該等非貨幣性資產公平值之負商譽則即時於損益表中確認。

(e) 收入確認

合約收入確認之會計政策載於附註2(j)。

貨品銷售收入於擁有權之風險及回報轉讓予買方時確認,一般與貨品傳送至客戶及所有權轉讓時間一致。

經營租約租金收入乃按租約期以直線法確認。

出售已落成物業收入於物業所有權轉讓予買方時確認。



1. 組織及業務

東方有色集團有限公司（「**本公司**」）於百慕達註冊成立。本公司乃一間投資控股公司。本公司之附屬公司的主要業務及其他詳情載於賬目附註14。

2. 主要會計政策

(a) 編製基準

本公司及其附屬公司（「**本集團**」）之賬目乃按照香港普遍採納之會計原則編製，並符合香港會計師公會（「**香港會計師公會**」）頒佈之會計準則編撰。除下文會計政策披露之若干物業及證券投資以公平值列賬外，本集團之賬目乃以歷史成本常規法編撰。

(b) 最近頒佈之會計準則

香港會計師公會頒佈了若干全新及經修訂之香港財務報告準則及香港會計準則（「**新香港財務報告準則**」），其於二零零五年一月一日或以後開始之會計期間生效。本集團並未於截至二零零四年十二月三十一日止年度之財務報表提早採納該等新香港財務報告準則。本集團已開始評估該等新香港財務報告準則所帶來之影響，惟現時仍未能確定該等新香港財務報告準則會否對其經營業績及財務狀況構成重大影響。

(c) 綜合賬目

綜合賬目包括本公司及其附屬公司截至十二月三十一日止之賬目。

附屬公司乃指本公司可直接或間接控制超過多於一半投票權之實體；有權規管該公司之財務及營運政策；委任或撤換董事會大部份成員，或控制董事會大部份投票權。

年內所收購或出售之附屬公司之業績自收購生效日期起或直至出售之生效日期止（視乎情況而定）計入綜合損益表內。

本集團內公司間一切重大交易及結存均於併賬時對銷。

出售附屬公司之盈利或虧損乃指出售所得之收入與本集團所佔該公司之資產淨值之差額，連同任何未攤銷之商譽／負商譽，或已撥入儲備但過去並未從綜合損益表中支銷或確認之商譽／負商譽。

綜合現金流量表

截至二零零四年十二月三十一日止年度

	附註	二零零四年 千港元	二零零三年 千港元
經營活動			
經營業務(所用)／所得現金淨額	28(a)	**(28,604)**	31,440
已付利息		**(3,095)**	(6,442)
已付海外稅項		**(977)**	(738)
經營活動(所用)／所得現金淨額		**(32,676)**	24,260
投資活動			
購買固定資產		**(3,606)**	(2,072)
出售固定資產所得款項		**480**	833
購買買賣證券		**–**	(5,214)
收取上市投資之股息		**499**	788
出售買賣證券所得款項		**–**	29,536
已收利息		**2,383**	4,090
收購一間附屬公司額外權益	28(b)	**(12,088)**	–
收購一間附屬公司，扣除購入之現金	28(c)	**4,548**	–
不合併附屬公司	28(d)	**(413)**	(3,530)
投資活動(所用)／所得現金淨額		**(8,197)**	24,431
融資活動前(所用)／所得現金淨額		**(40,873)**	48,691
融資活動	28(e)		
新增借款		**2,152**	3,600
償還借款		**(3,845)**	(199)
融資活動(所用)／所得現金淨額		**(1,693)**	3,401
現金及現金等值項目(減少)／增加		**(42,566)**	52,092
於一月一日之現金及現金等值項目		**162,247**	110,155
於十二月三十一日之現金及現金等值項目	28(f)	**119,681**	162,247

綜合
股本權益變動表
截至二零零四年十二月三十一日止年度

	二零零四年 千港元	二零零三年 千港元
於一月一日之股本權益總額	**474,707**	499,058
重估非買賣證券之盈餘	–	11,880
一間附屬公司清盤而釋放之儲備	**(1,003)**	–
換算海外附屬公司賬目所產生之匯兑差額	**2,247**	(492)
重估一項投資物業之盈餘	**600**	–
未於損益表中確認之淨收益	**1,844**	11,388
本年度溢利／(虧損)	**84,614**	(35,739)
於十二月三十一日之股本權益總額	**561,165**	474,707

資產負債表

於二零零四年十二月三十一日

	附註	二零零四年 千港元	二零零三年 千港元
非流動資產			
於附屬公司之投資	14	**496,309**	406,688
其他資產	16	**1,312**	1,312
		497,621	408,000
流動資產			
其他應收款項	18	**1,052**	7,822
已抵押存款	29	**9,500**	25,096
現金及銀行存款	21	**75,457**	176,032
		86,009	208,950
流動負債			
其他應付款項	22	**2,730**	57,328
流動資產淨值		**83,279**	151,622
總資產減流動負債		**580,900**	559,622
資金來源：			
股本	25	**77,218**	77,218
儲備	26	**503,682**	482,404
股東資金		**580,900**	559,622

王幸東
董事

何小麗
董事

	附註	二零零四年 千港元	二零零三年 千港元
資金來源:			
股本	25	**77,218**	77,218
儲備	26	**483,947**	397,489
股東資金		**561,165**	474,707
少數股東權益		**3,617**	30,778
非流動負債			
應付少數投資者款項		–	3,741
其他負債		**3,317**	2,668
		3,317	6,409
		568,099	511,894

王幸東
董事

何小麗
董事

綜合
資產負債表
於二零零四年十二月三十一日

	附註	二零零四年 千港元	二零零三年 千港元
非流動資產			
商譽	12	**11,491**	–
固定資產	13	**242,902**	220,479
非買賣證券	15	**28,440**	28,440
遞延稅項資產	24	**932**	932
應收保固金	19	**879**	607
其他資產	16	**1,716**	1,738
		286,360	252,196
流動資產			
存貨	17	**202,491**	218,475
應收一間同系附屬公司款項		–	1
應收一位少數投資者款項		–	37
貿易及其他應收款項	18	**83,490**	48,392
應收客戶之合約工程總額	19	**1,684**	3,261
買賣證券	20	**2,489**	2,142
已抵押存款	29	**38,100**	53,210
現金及銀行存款	21	**120,839**	199,288
		449,093	524,806
流動負債			
應付少數投資者款項		–	9,571
貿易及其他應付款項	22	**109,376**	135,865
應付客戶之合約工程總額	19	**810**	16,363
應付稅項		**14,037**	32,005
短期借款	23	**43,131**	71,304
		167,354	265,108
流動資產淨值		**281,739**	259,698
總資產減流動負債		**568,099**	511,894

綜合損益表

截至二零零四年十二月三十一日止年度

	附註	二零零四年 千港元	二零零三年 千港元
營業額	3	**86,605**	160,941
銷售成本		**(42,830)**	(122,140)
毛利		**43,775**	38,801
其他收入	3	**2,383**	4,501
分銷費用		**(12,370)**	(11,432)
行政開支	32	**(30,770)**	(78,832)
其他經營開支		**(2,930)**	(4,593)
發展中物業撥備		**(25,000)**	(11,276)
投資物業重估收益／(虧損)	13(c)	**23,033**	(8,250)
不合併附屬公司之收益	28(d)	**78,707**	38,747
撥回銀行擔保撥備	22(b)	**10,148**	–
經營溢利／(虧損)	4	**86,976**	(32,334)
財務成本	5	**(1,385)**	(4,860)
除税前溢利／(虧損)		**85,591**	(37,194)
税項	6	**(977)**	(95)
除税後溢利／(虧損)		**84,614**	(37,289)
少數股東權益		**–**	1,550
股東應佔溢利／(虧損)	7	**84,614**	(35,739)
股息	8	**–**	–
每股基本盈利／(虧損)(港仙)	9	**10.96**	(4.63)

意見

本核數師認為，上述之賬目足以真實兼公平地顯示　貴公司與　貴集團於二零零四年十二月三十一日結算時之財務狀況，及　貴集團截至該日止年度之溢利及現金流量，並按照《香港公司條例》之披露規定妥為編製。

羅兵咸永道會計師事務所

香港執業會計師

香港，二零零五年四月十五日

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓
電話：(852) 2289 8888
傳真：(852) 2810 9888

核數師報告

致東方有色集團有限公司

(於百慕達註冊成立之有限公司)

全體股東

本核數師已完成審核第36至88頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

貴公司董事有責任編製真實兼公平之賬目。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目出具獨立意見，並按照百慕達1981年《公司法》第90條僅向全體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合　貴公司與　貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃及進行審核工作時，均以取得所有本核數師認為必須之資料及解釋為目標，以便獲得充份憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

持續關連交易之週年審閱

根據上市規則之規定，上文「關連交易」一節乙部第I及第II分部所述之租賃協議及特許租賃協議構成本公司之持續關連交易。

獨立非執行董事已審閱截至二零零四年十二月三十一日止年度租賃協議及特許租賃協議項下之各項交易（統稱「**該等交易**」），並確認該等交易：

(a) 於本集團日常及一般業務過程中進行；

(b) 按一般商業條款訂立；及

(c) 符合租賃協議及特許租賃協議各自所載條款之規定，有關條款屬公平合理，且符合本公司股東之整體利益。

本公司之核數師羅兵咸已審核該等交易，並匯報：

(a) 董事會已批准該等交易；

(b) 該等交易已根據租賃協議及特許租賃協議各自所載之條款訂立；及

(c) 租賃協議項下之交易並無超出本公司於二零零四年五月三十一日刊發之公佈所披露之上限金額以及特許租賃協議項下之交易符合上市規則第14A.33(3)條最低豁免水平規定之要求。

承董事會命
林錫忠
主席

香港，二零零五年四月十五日

關連交易（續）

乙部　同系附屬公司（續）

(II) 銀豐工程乃本公司之全資附屬公司，而企榮財務有限公司（「**企榮**」）則為香港五礦之全資附屬公司。於二零零四年六月二十一日，銀豐工程（作為租賃人）及企榮（作為出租人）訂立一份特許租賃協議（「**特許租賃協議**」），有關詳情列載如下：

物業：　香港九龍尖沙咀漆咸道南79號中國五礦大廈16樓部份面積

年期：　二零零四年六月十六日至二零零六年五月三十一日

特許租用費：　每曆月17,922.10港元（不包括管理費用、差餉及其他費用）

其他費用：　每曆月6,843.10港元（為租賃人所分擔之管理費用）

(III) 燊利為本公司之全資附屬公司，而廣州天河則為香港五礦之聯繫人。於二零零四年七月二十九日，燊利與廣州天河簽訂項目管理協議，有關詳情列載如下：

訂約方：　燊利（作為項目經理）；及

廣州天河（作為位於中國廣州市天河北路610號，佔地總面積約4,411平方米及預期完成後樓宇總面積約37,220平方米之28層綜合辦公樓（連2層地下室）（「**該物業**」）之唯一擁有者）

目的：　根據項目管理協議，燊利為該物業提供建築項目管理服務

服務酬金：　總額40,000,000元人民幣，包括基本酬金（定義見本公司日期為二零零四年七月二十九日之公佈）及花紅（定義見本公司日期為二零零四年七月二十九日之公佈）

項目管理協議項下之交易已於二零零四年九月十四日舉行之本公司股東特別大會上獲得本公司之獨立股東批准。

關連交易*(續)*

甲部　非全資附屬公司*(續)*

於二零零四年三月三十一日起生效之上市規則第14A.32(2)條項下之關連交易(續)

於二零零四年四月二十九日,PWI、中宜、江先生、姜先生、麥先生及胡先生就PWI收購由中宜持有之48%銀豐權益(「**出售股份**」)及轉讓銀豐工程截至買賣協議完成日期欠中宜之債項權益3,050,253.51港元(「**債項**」)等事宜而訂立買賣協議(「**買賣協議**」)。買賣協議之詳情如下:

訂約方:
- (1) PWI,作為買方
- (2) 中宜,作為賣方
- (3) 江先生、姜先生、麥先生及胡先生作為擔保中宜履行其於買賣協議項下之責任之擔保人

收購之資產:　出售股份及債項

代價:　於完成買賣協議時,PWI就出售股份支付1.00港元予中宜,並就債項權益支付1.00港元予中宜

交易目的:　便利本公司執行其對EHL集團(定義見本公司日期為二零零四年四月三十日之公佈)之決策從而改善EHL集團之營運效率

自買賣協議於二零零四年五月五日完成後,銀豐及銀豐工程成為本公司之全資附屬公司。

乙部　同系附屬公司

(I) 爭輝有限公司(「**爭輝**」)乃本公司之全資附屬公司,而企元國際有限公司(「**企元**」)則為香港五礦之全資附屬公司。香港五礦乃本公司之居間控股股東,持有本公司已發行股本約53.95%。於二零零四年五月三十一日,爭輝(作為租戶)及企元(作為業主)訂立一份租賃協議(「**租賃協議**」),有關詳情列載如下:

物業:　香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓

年期:　二零零四年六月一日至二零零六年五月三十一日

租金:　每曆月63,723.00港元(不包括差餉、服務、管理及空調費用)

其他費用:　每曆月24,331.00港元(為租戶所分擔之服務、管理及空調費用)

關連交易*(續)*

甲部　非全資附屬公司*(續)*

截至二零零四年三月三十日止有效之上市規則第14.26條項下之關連交易

於二零零四年一月八日，OCL於公開拍賣會上購入原先由鑫光持有之海天置業20%股份權益，並於同日與珠海市誠譽拍賣有限公司(「**誠譽**」)訂立確認書(「**該確認書**」)。誠譽為獨立第三方，與本公司及其任何附屬公司之董事、行政總裁、主要股東或彼等之聯繫人士(定義見上市規則)概無關連。該確認書之詳情如下：

訂約方：	OCL，作為買方；及 誠譽，作為賣方
收購之資產：	海天置業20%股份權益
代價：	12,859,256元人民幣(包括支付予誠譽之佣金，惟不包括稅項及其他費用)
交易目的：	便利OCL執行對海天置業發展之海天花園項目作出之決定，繼而改善海天置業之營運效率

June Glory(本公司之直接控股股東，持有本公司已發行股本約53.95%)已向本公司發出一份書面證書，確認其批准該確認書項下之交易。本公司已向聯交所申請豁免召開本公司股東大會以批准該確認書項下之交易，而聯交所亦已授出該豁免。

於二零零四年三月三十一日起生效之上市規則第14A.32(2)條項下之關連交易

在買賣協議(定義見下文)完成前，

(i)　本公司之全資附屬公司Perfect Way Investments Limited(「**PWI**」)持有銀豐集團有限公司(「**銀豐**」)52%實益權益，而銀豐餘下48%實益權益則由中宜發展有限公司(「**中宜**」)持有；及

(ii)　姜熾昌先生(「**姜先生**」)、麥潤和先生(「**麥先生**」)、胡敬光先生(「**胡先生**」)及江子揚先生(「**江先生**」)分別持有中宜22%、22%、26%及30%實益權益。姜先生、麥先生、胡先生及江先生各自於銀豐之實際權益分別為10.56%、10.56%、12.48%及14.40%。

姜先生及麥先生直至二零零四年五月五日為止亦為銀豐及銀豐工程有限公司(「**銀豐工程**」)之董事。銀豐工程為銀豐之全資附屬公司。

關連交易（續）

甲部　非全資附屬公司（續）

截至二零零四年三月三十日止有效之上市規則第14.25(2)條項下之關連交易（續）

下表載述海天置業及OCL於二零零四年一月一日或之後並於海天置業收購事項完成前所訂立之補充協議，補充協議關於OCL提供予海天置業之各項貸款之還款期展期，由各項貸款之到期日起計展期一年，並按中國人民銀行所公佈之最優惠借貸年利率計息：

補充協議訂立日期	貸款金額 人民幣	貸款目的	鑫光提供之墊款
二零零四年一月二日	3,840,000	資助營運資金所需	鑫光向海天置業提供本金額為960,000元人民幣之貸款（與鑫光20%之持股量成比例）之還款日亦相應展期
二零零四年一月二日	7,837,829.60	資助營運資金所需	鑫光向海天置業提供本金額為1,959,457.40元人民幣之貸款（與鑫光20%之持股量成比例）之還款日亦相應展期
二零零四年一月二日	2,400,000	資助營運資金所需	鑫光向海天置業提供本金額為600,000元人民幣之貸款（與鑫光20%之持股量成比例）之還款日亦相應展期
二零零四年一月二日	4,000,000	資助營運資金所需	鑫光向海天置業提供本金額為1,000,000元人民幣之貸款（與鑫光20%之持股量成比例）之還款日亦相應展期

確認獨立非執行董事之獨立性*（續）*

林先生為上海市建緯律師事務所（「**上海建緯**」，一間於中華人民共和國（「**中國**」）執業之律師事務所）之榮譽顧問，而上海建緯正就一宗在中國進行之訴訟案出任本公司一間全資附屬公司之代表律師。林先生並非上海建緯之董事、合夥人、主事人或僱員，亦無擔當上海建緯之任何行政或管理職務。林先生進一步確認，彼並無因為擔當上述職位而獲得任何經濟或金錢利益，亦毋須且沒有被慫恿履行任何責任或義務。

本公司認為所有獨立非執行董事均為獨立人士。

審核委員會

本公司審核委員會之成員包括三名獨立非執行董事，分別為林先生、馬先生及譚女士。審核委員會已與核數師審閱截至二零零四年十二月三十一日止年度之經審核賬目，並已就審計、內部監控及財務報告事宜（包括審閱本集團採納之會計慣例及原則）進行討論。

於年內，審核委員會曾舉行四次會議及特別就有關風險的事項向本集團管理層提供建議，以確保能作出足夠及有效之監控。

核數師

繼羅兵咸永道會計師事務所（「**羅兵咸**」）與安達信公司於二零零二年七月一日合併執業後，羅兵咸由二零零二年十月十一日起獲委任為本公司之核數師。

賬目已由羅兵咸審核。彼將於應屆股東週年大會任滿告退，惟具資格並願意膺聘連任。

關連交易

甲部　　非全資附屬公司

截至二零零四年三月三十日止有效之上市規則第14.25(2)條項下之關連交易

在進行海天置業收購事項（定義見下文）前，本公司之全資附屬公司東方有色有限公司（「**OCL**」）持有珠海東方海天置業有限公司（「**海天置業**」）80%權益，海天置業其餘20%權益則由珠海鑫光集團股份有限公司（「**鑫光**」）持有。誠如本公司於二零零四年一月九日刊發之公佈所宣佈，OCL已於二零零四年一月八日在中國舉行之公開拍賣會上購入原先由鑫光持有之海天置業20%股份權益（「**海天置業收購事項**」），令海天置業成為本公司之全資附屬公司。OCL已取得所需之轉讓登記批准及允許，將海天置業由一家中外合資企業轉為一家外商獨資企業。

最佳應用守則*(續)*

為了配合聯交所頒佈並於二零零五年一月一日起生效之全新企業管治常規守則(「**企業管治守則**」)，董事會於二零零五年二月議決在合理可行及符合本公司利益之情況下，實行企業管治守則之守則條文，並正及/或已經處理下列事項：

(i) 檢討主席、董事總經理、其他執行董事及獨立非執行董事之職權範圍；

(ii) 檢討審核委員會、薪酬委員會及投資委員會之職權範圍書；

(iii) 設定獨立非執行董事之任期；及

(iv) 準備每年度董事會定期會議之時間表。

充足之公眾持股量

根據證券及期貨條例而提呈予本公司之通知，董事會認為於本報告日期本公司已發行股份擁有充足之公眾持股量。

董事進行證券交易之守則

本公司已採納上市規則附錄10所載之上市發行人董事進行證券交易之標準守則，作為其董事進行證券交易之操守準則(「**該標準守則**」)，並已特別向所有董事查詢，亦已接獲各董事之確認書，確認倘彼曾於截至二零零四年十二月三十一日止年度內進行任何證券交易，彼已遵守該標準守則。

本公司亦於二零零五年三月訂立了一套「本公司董事及相關僱員進行本公司證券交易之規則及程序」(「**該證券交易守則**」)作為其指引，該證券交易守則有關條文不比該標準守則寬鬆。本公司已成立由兩名成員組成之指定委員會(「**該指定委員會**」)，專責接收由董事及本公司相關僱員發出之通知書，以及向彼等發出已列明日期之書面確認書。

根據該證券交易守則，董事及本公司相關僱員在進行本公司證券交易前，必須事先知會任何一名指定委員會成員，並取得一份已列明日期之書面確認書。而指定委員會成員在進行本公司證券交易前，必須事先知會另一名指定委員會成員，並取得一份已列明日期之書面確認書。

確認獨立非執行董事之獨立性

本公司已分別接獲本公司獨立非執行董事林先生、馬紹援先生(「**馬先生**」)及譚惠珠女士(「**譚女士**」)按照上市規則第3.13條之規定，就確認彼等之獨立性而發出之確認書。

有關購股權計劃之資料*(續)*

於二零零四年十二月三十一日，尚未行使之購股權(全部均於二零零四年三月十五日授出及尚未行使)詳情如下:

	參與者類別	購股權行使期	購股權行使價	年內已失效之購股權數目	於二零零四年十二月三十一日尚未行使之購股權數目
			港元		
(i)	董事	二零零四年三月十六日至二零零七年三月十五日	0.83	—	12,000,000
(ii)	本集團之僱員	二零零四年三月十七日至二零零七年四月二十六日*	0.83	200,000	8,900,000

本公司之股份於緊接上述披露之購股權授出之日期前(即二零零四年三月十二日)之收市價為0.81港元，而由各董事持有而尚未行使之購股權詳情載於上文「董事及行政總裁於股份、相關股份及債券擁有之權益及淡倉」一節。除上文所披露者外，年內並無任何購股權根據該計劃之條款已告失效或被註銷。

董事會認為不宜衡量上述披露之購股權之價值，因根據多項假設資料計算該等購股權之價值並無意義及有誤導成份。

* *授予本集團每名僱員之購股權之行使期為三年，自各有關僱員接納購股權之日起計算。*

優先購買權

本公司之公司章程細則或百慕達法例均無優先購買權之規定。

最佳應用守則

本公司於截至二零零四年十二月三十一日止年度內已遵守截至二零零四年十二月三十一日止有效之上市規則附錄14所載之最佳應用守則，惟本公司之獨立非執行董事並無明確任期，但須根據本公司之公司章程細則於本公司之股東週年大會上輪值退任及重選連任。

有關購股權計劃之資料（續）

6.	根據購股權須認購股份之期限	董事會或會全權酌情釐定行使購股權之期限及知會各承授人，惟該期限不得超過由董事會發出購股權要約當日起計10年，提早終止除外
7.	須於行使前持有購股權之最短期限	不適用
8.	接納之期限及接納購股權之應付金額	根據該計劃而發出之購股權要約可於接獲要約當日起計28個營業日內接納，而接納購股權之應付金額為10港元
9.	釐定認購價之基準	認購價將於授出有關購股權時由董事會釐定，惟不可低於以下的最高者： (i) 於授出有關購股權當日本公司股份於聯交所每日報價表所示之每股收市價； (ii) 於緊接授出有關購股權當日前5個營業日本公司股份於聯交所每日報價表所示之每股平均收市價；及 (iii) 本公司股份之面值
10.	該計劃之剩餘期限	該計劃於二零零三年五月二十九日採納，由採納日期起計10年內有效

有關購股權計劃之資料

於二零零三年五月二十九日，本公司採納一項符合聯交所證券上市規則（「**上市規則**」）第17章之規定之新購股權計劃（「**該計劃**」）。

以下為該計劃之概要：

1.	該計劃之目的	認許及表揚合資格人士在以往曾經或日後可能不時對本集團作出之貢獻
2.	該計劃之參與者	本集團屬下任何公司之董事、僱員、諮詢人、顧問、承包商或與本集團屬下任何公司有業務或其他關係之任何人士，或董事會全權酌情認為曾經或將會或可能對本集團作出貢獻之任何人士
3.	股份數目上限	因行使根據該計劃及本公司任何其他購股權計劃授出而尚未行使之所有購股權而可能發行之股份數目上限，合共不得超過本公司不時已發行股本之30%
4.	因行使根據該計劃授出之所有購股權而可發行之股份總數	77,218,178股（根據上市規則之規定而獲得股東批准除外），其為本公司股東於批准該計劃當日本公司已發行股本之10%
5.	每位參與者根據該計劃可認購之最高數額	不得向任何合資格人士再行根據該計劃授出購股權，而導致該合資格人士於截至及包括授出購股權當日止12個月期間因全面行使根據該計劃已獲授及將獲授之購股權（包括已行使、已註銷及尚未行使之購股權）而已獲發行及可獲發行之股份總數，超過授出購股權當日已發行股本之1%。倘再行授出超過上述限額之購股權，則必須遵守上市規則之規定

主要客戶及供應商

主要客戶及供應商於本年度佔本集團銷售額及採購額之資料如下：

	佔本集團總額之百分比			
	銷售額		採購額	
	二零零四年	二零零三年	**二零零四年**	二零零三年
最大客戶	**9.0%**	33.2%		
首五大客戶所佔總額	**19.9%**	43.4%		
最大供應商			**14.9%**	7.6%
首五大供應商所佔總額			**29.5%**	20.7%

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於本年度內概無購買、出售或贖回本公司之任何上市證券。

物業

本集團名下持作投資及發展中之主要物業之詳情載於第89頁。

五年財務概要

本集團於過去五個財政年度之業績及資產與負債概要載於第90頁。

可換股證券、購股權、認股權證或類似權利

除上文「董事及行政總裁於股份、相關股份及債券擁有之權益及淡倉」一節及下文「有關購股權計劃之資料」一節所披露者外，本公司於二零零四年十二月三十一日並無任何其他尚未行使之購股權、可換股證券、認股權證或其他類似權利。

年內並無購回或行使任何購股權及可換股證券。

持有本公司股本之主要權益

於二零零四年十二月三十一日，根據本公司按證券及期貨條例第336條之規定存置之權益登記冊記錄，下列實體於本公司股份中擁有按照證券及期貨條例第十五部第二及第三分部須向本公司披露之權益及淡倉：

於本公司股份之好倉

股東名稱	**所持有之普通股數目**	**佔已發行股份總數之百分比**
中國五礦集團公司 *（附註）*	416,585,852	53.95%
中國五礦香港控股有限公司（「**香港五礦**」）*（附註）*	416,585,852	53.95%
June Glory International Limited（「**June Glory**」）	416,585,852	53.95%

附註：
根據證券及期貨條例，該等公司被視為於June Glory所持有之416,585,852股股份中擁有權益。

重大合約

除本公司之全資附屬公司燊利有限公司（「**燊利**」）及香港五礦（本公司之控股股東）之聯繫人廣州天河東鑫物業開發有限公司（「**廣州天河**」）於二零零四年七月二十九日訂立之建築項目管理協議（「**項目管理協議**」）之外，本公司或其附屬公司與本公司之控股股東或其附屬公司並無於年內訂立任何重大合約。項目管理協議之詳情載於本公司日期為二零零四年七月二十九日之公佈內。

本公司、其任何控股公司或彼等之任何附屬公司概無訂立任何於年結日或年內任何時間仍然有效且董事於當中擁有重大利益之重大合約。

管理合約

本年度概無訂立或存在任何有關本公司全部或任何重大部份業務之管理及行政合約。

董事及行政總裁於股份、相關股份及債券擁有之權益及淡倉（續）

於本公司股份之好倉（續）

(b) *購股權（續）*

董事姓名	購股權接納日期	購股權行使期	購股權行使價 *港元*	於二零零四年十二月三十一日尚未行使之購股權數目
林錫忠	二零零四年三月十六日	二零零四年三月十六日至二零零七年三月十五日	0.83	4,000,000
王幸東	二零零四年三月十六日	二零零四年三月十六日至二零零七年三月十五日	0.83	3,000,000
閻西川	二零零四年三月十六日	二零零四年三月十六日至二零零七年三月十五日	0.83	2,000,000
錢文超	二零零四年三月十六日	二零零四年三月十六日至二零零七年三月十五日	0.83	1,500,000
何小麗	二零零四年三月十六日	二零零四年三月十六日至二零零七年三月十五日	0.83	1,500,000

除上文所披露者外，於二零零四年十二月三十一日，董事或本公司之行政總裁或彼等各自之聯繫人概無在本公司或其任何相聯法團（按證券及期貨條例之定義）之股份、相關股份或債券中擁有任何個人、家屬、法團或其他權益或淡倉。

截至二零零四年十二月三十一日止年度，除上文所披露者外，董事或本公司之行政總裁或彼等之配偶或未滿18歲之子女概無獲授或行使任何權利以認購本公司或其任何相聯法團（按證券及期貨條例之定義）之任何股份或債務證券。

董事之服務合約

所有擬於應屆股東週年大會上膺選連任之董事概無與本公司及其任何附屬公司訂立任何於一年內由僱用公司予以終止而需作出賠償（一般法定責任除外）之未屆滿服務合約。

董事及行政總裁於股份、相關股份及債券擁有之權益及淡倉

於二零零四年十二月三十一日，根據本公司按證券及期貨條例（「**證券及期貨條例**」）第352條之規定存置之登記冊記錄，董事及本公司之行政總裁於本公司或其任何相聯法團（按證券及期貨條例之定義）之股份及相關股份中擁有按照證券及期貨條例第十五部第七及第八分部（包括按照該等證券及期貨條例條文擁有或被視作擁有之權益或淡倉）或根據上市發行人董事進行證券交易的標準守則而知會本公司及香港聯合交易所有限公司（「**聯交所**」）之權益及淡倉如下：

於本公司股份之好倉

(a) *股份*

董事姓名	權益性質	所持有之普通股數目
何小麗	個人權益	20,000

(b) *購股權*

於二零零四年十二月三十一日，根據本公司於二零零三年五月二十九日採納之購股權計劃而於二零零四年三月十五日授予董事惟尚未行使之購股權如下：

董事會報告

東方有色集團有限公司(「**本公司**」,連同其附屬公司統稱「**本集團**」)之董事會(「**董事會**」或「**董事**」)謹此提呈截至二零零四年十二月三十一日止年度之年報及經審核之賬目。

主要業務及經營地區分析

本公司之主要業務為投資控股。各附屬公司的主要業務及其他詳情載於賬目附註14。

本集團於年內之業務及地區分類分析載於賬目附註3。

業績及分派

本集團本年度之業績載於第36頁之綜合損益表。

董事會不建議派發截至二零零四年十二月三十一日止年度之股息(二零零三年:無)。

固定資產

本集團之固定資產於本年度之變動情況載於賬目附註13。

股本

本公司之股本詳情載於賬目附註25。

儲備

本集團及本公司於本年度之儲備變動情況載於賬目附註26。

董事

本年度內及截至本報告日期止之在任董事如下:

執行董事

林錫忠

王幸東

閻西川

錢文超

何小麗

獨立非執行董事

林 濬

馬紹援

譚惠珠

根據本公司之公司章程細則第111條(A)項,閻西川先生及林濬先生(「**林先生**」)任滿告退,惟具資格並願意膺選連任。

高層管理人員（續）

許敏洛先生，現年四十八歲，於二零零二年十二月出任本公司建管部總經理，負責監管本公司屬下附屬公司的營運。彼於二零零四年十月獲委任為銀豐集團董事總經理，負責銀豐集團屬下公司之營運及策略規劃。許先生於一九八二年畢業於華僑大學，持有工學士學位，並於一九九八年獲澳洲梅鐸大學頒授工商管理碩士學位。在加入本公司之前，彼曾在香港的建築房地產公司出任高職多年，在建築、房地產開發及企業管理方面擁有豐富經驗。

司徒偉鴻先生，現年四十五歲，是積架集團的董事總經理。彼於二零零五年一月獲委任為本公司企業發展部總經理。司徒先生持有澳洲新南威爾斯大學之商務學士學位及加拿大西安大略大學Richard Ivey School of Business之行政人員工商管理碩士學位。彼是澳洲特許會計師公會會員以及香港會計師公會資深會員。彼於一九九三年加入積架集團出任財務總監，於一九九四年成為積架集團之總經理，並於一九九七年成為董事總經理。司徒先生於香港及海外之財務，市務及行政管理方面有超過二十年經驗。

陳謝瑩女士，現年四十一歲，於二零零三年四月出任本公司內部審計部經理。陳女士持有工商管理碩士學位，並為特許公認會計師公會資深會員。在加入本公司之前，彼曾在一間於聯交所上市之金融機構出任內部審計部主管及風險管理委員會成員多年。陳女士對改善內部監控及風險管理擁有豐富經驗。

黃美儀女士，現年四十三歲，於一九九三年五月加入本公司，是本公司人力資源部經理。彼負責本公司行政及人力資源管理工作。黃女士在行政及人力資源管理方面擁有豐富經驗。

高層管理人員

李丹先生，現年四十八歲，於二零零三年六月出任本公司副總經理兼房地產發展部總經理，負責監管本公司房地產業務的策略規劃、管理及發展。

李先生持有同濟大學建設經濟及項目管理碩士及華南理工大學建築結構工學士學位。彼擁有英國及美國特許營造師專業資格，亦為建築行業之專業協會之會員。

在加入本公司之前，李先生曾先後出任多間企業之董事及項目總監等職位。彼於中港地區的房地產發展及管理、建築、專業顧問服務、企業及投資項目管理方面擁有逾二十六年之經驗。

阮慧敏女士，現年三十二歲，於二零零二年五月出任本公司財務總監。彼自二零零四年三月獲委任為本公司之合資格會計師。阮女士畢業於香港科技大學，持有工商管理學士（會計學）學位，是香港會計師公會會員及特許公認會計師公會資深會員。在加入本公司之前，彼為一間於香港聯合交易所有限公司（「**聯交所**」）創業板上市之公司之合資格會計師。阮女士對財務及行政管理擁有豐富經驗。

蕭天好小姐，現年四十歲，於二零零零年五月加入本公司，是本公司之公司秘書。彼畢業於香港城市大學，並為香港公司秘書公會會員和特許秘書及行政人員公會會員。在加入本公司之前，蕭小姐曾任職於大型會計師行及具規模之上市集團。彼在公司秘書事務方面擁有豐富經驗。



馬紹援先生，現年六十九歲，於二零零二年十一月獲委任為本公司獨立非執行董事。馬先生畢業於倫敦大學倫敦經濟學院經濟系。彼現為特許會計師、馬炎璋會計師行之最高合夥人及馬炎璋秘書有限公司董事總經理。馬先生曾於一九九一年出任香港會計師公會會長，亦曾出任證券及期貨事務監察委員會上訴委員會委員及漢基國際學校董事會成員。馬先生於過去二十七年曾積極參與商業及工業事務。目前，彼為兩間金融機構之董事會成員。



譚惠珠女士，現年五十九歲，於一九九七年四月獲委任為本公司獨立非執行董事。譚女士持有倫敦大學之法律學士學位，現為執業大律師，自一九七二年開始執業。譚女士現出任多個職務，其中包括：中國全國人民代表大會代表，香港特別行政區基本法委員會委員，香港大律師公會成員、香港機場管理局和香港市區重建局董事會成員及廉政公署貪污問題諮詢委員會委員。



錢文超先生，現年四十歲，於二零零三年十一月出任本公司執行董事。錢先生亦為香港五礦之董事及東方鑫源之執行董事。彼畢業於北京工商大學，於一九八七年取得經濟學學士學位，其後於一九八九年在該校研究生班完成會計學專業。彼在一九八九年加入中國五礦，曾先後在中國五礦海外部及香港五礦負責財務管理工作。錢先生擁有十年以上企業財務管理工作經驗。



何小麗女士，現年三十七歲，於二零零二年二月獲委任為本公司執行董事，彼亦為本公司財務部總經理。何女士持有北方工業大學會計學學士學位及澳洲國立南澳大學工商管理碩士學位，亦為中國高級會計師及中國註冊會計師協會會員。在加入本公司之前，彼曾擔任原中國有色金屬工業總公司財務部之企業處業務主管及會計信息處副處長等職。彼於國內企業財務管理方面擁有廣泛經驗。



林濬先生，現年五十九歲，於一九九七年五月獲委任為本公司獨立非執行董事，是九廣鐵路公司物業總監。彼是香港建築物條例認可人仕及註冊專業測量師。林先生在測量專業擁有三十多年經驗，並為英國皇家特許測量師學會及英國仲裁學會資深會員。彼是香港測量師學會資深會員及一九八六至一九八七年度會長、香港仲裁司學會資深會員及一九九七至二零零零年度會長。林先生現為行政上訴委員會成員及曾任香港房屋委員會會員及其建築小組主席、香港測量師註冊管理局委員及世界銀行中國城市土地研究顧問。彼亦為香港國際仲裁中心委員。林先生曾任職於香港置地集團、建築署、房屋署、匯豐銀行集團、森那美集團、中華電力集團，亦為天安中國投資有限公司前任執行董事及林濬測量師行有限公司（現稱凌雋測量師行有限公司）前任主席。

董事及高層
管理人員簡介



林錫忠先生，現年六十歲，於二零零三年十一月出任東方有色集團有限公司（「**本公司**」）執行董事兼主席。林先生現為中國五礦集團公司（「**中國五礦**」）副總裁、中國五礦香港控股有限公司（「**香港五礦**」）副董事長兼總經理、中國五礦屬下香港東方鑫源（集團）有限公司（「**東方鑫源**」）、澳洲勁飛股份有限公司、中國五礦新西蘭有限公司、中國上海金盛人壽保險有限公司(AXA-Minmetals Assurance Limited)董事長及 AXA Asia Pacific Holdings Limited 董事。

林先生在一九七三年畢業於北京外語大學，取得文學士學位。彼在一九九五年至一九九八年期間曾任亞太經合組織工商諮詢委員會中華人民共和國（「**中國**」）代表。於一九九三年至二零零零年期間，彼曾出任香港第一太平銀行副主席。林先生擁有超過三十年國際貿易、策略投資及企業財務管理工作經驗。



王幸東先生，現年四十四歲，於二零零一年三月出任本公司執行董事兼董事總經理，負責本公司的日常營運及策略規劃。彼亦為香港五礦之董事及招商局中國基金有限公司之非執行董事。

王先生於一九八二年畢業於廈門大學，取得文學士學位，其後於一九八七年至一九八九年期間在美國紐約長島大學工商管理學院攻讀工商管理。

在加入本公司前，彼曾在美國及德國的金屬礦產品貿易公司出任高職多年。王先生在國際金屬貿易、投資策略及企業管理方面擁有豐富經驗。



閻西川先生，現年五十八歲，於二零零二年八月出任本公司執行董事兼董事副總經理，負責監管本公司從事專業建築合約業務的附屬集團的日常營運及策略規劃。

閻先生於一九七零年畢業於重慶建築大學，擁有高級工程師資格證書。彼於一九七零年加入中國建築工程總公司，並於一九八四年獲派駐中國海外集團有限公司（「**中海集團**」），先後出任中國海外土木工程有限公司總經理、中海集團投資部副總經理及中海物業管理有限公司董事長等職位，負責監管土木工程、房地產投資及物業管理等工作。

閻先生曾在中港兩地參與多項建築工程，擁有逾三十年的建築工程施工及項目管理經驗。

或然負債

本公司及本集團之或然負債詳情載於賬目附註31。

僱員

於二零零四年十二月三十一日，本集團共聘用300名僱員（包括本公司之董事）（二零零三年：309名）。年內，本公司之董事及本集團之僱員之酬金及福利總額約為35,200,000港元（二零零三年：43,100,000港元）。本集團之薪酬政策與市場慣例一致。

承董事會命
董事總經理
王幸東

香港，二零零五年四月十五日

經營回顧（續）

丁、 其他業務

本集團投資的京域高速公路有限公司的主要附屬公司京冠高速公路有限公司（「**京冠**」）已於二零零零年六月份被清盤，由京冠擁有位於北京地區的四個收費公路項目權益亦已被出售。本集團將繼續跟進清盤情況，並通過各種途徑致力為本集團爭取最大的利益。

流動資金及財務資源

於二零零四年十二月三十一日，本集團之資本與負債比率（按借款總額與股東資金之比率）由二零零三年十二月三十一日的15%下降至8%。於二零零四年十二月三十一日，本集團之現金及銀行存款（不包括已抵押存款）約為120,800,000港元（二零零三年：199,300,000港元），其中56%、14%及30%分別以港元、人民幣及美元（二零零三年：46%、8%及30%）列值。

本集團透過各種方式獲得資金來源，以維持成本與其風險之間的平衡。於二零零四年十二月三十一日，除來自一般營運之資金外，本集團亦透過銀行借款及其他借款分別約36,400,000港元（二零零三年：66,700,000港元）及6,700,000港元（二零零三年：4,600,000港元）而獲得財務資源。所有借款均須於一年內償還。

於二零零四年十二月三十一日，以人民幣列值之借款約為44,700,000元人民幣（二零零三年：33,500,000元人民幣），餘下之銀行借款乃以港元列值。除了本集團獲授以港元列值之銀行借款乃按浮動利率計息外，本集團之所有借款皆按固定利率計息。於截至二零零四年十二月三十一日止年度，財務成本減少至約1,400,000港元（二零零三年：4,900,000港元）。

於二零零四年十二月三十一日，本集團之資本承擔約為29,500,000港元（二零零三年：145,800,000港元），用於發展中物業，並將由銀行借款及內部資金提供資金。

匯率浮動風險

本集團大部份交易均以港元、人民幣及美元列值。鑒於在截至二零零四年十二月三十一日止年度所面對之外匯風險甚微，故本集團並無安排有關對沖風險或其他措施。於二零零四年十二月三十一日，本集團並無面臨任何有關外匯合約、利息或貨幣掉期或其他金融衍生工具之重大風險。

集團資產抵押

於二零零四年十二月三十一日，本集團抵押一項賬面值約為215,000,000港元（二零零三年：195,000,000港元）之投資物業及約38,100,000港元（二零零三年：53,200,000港元）之定期銀行存款，作為本集團一般銀行信貸之抵押品。於截至二零零四年十二月三十一日止年度，本集團若干存貨乃以信託收據借款安排持有。

經營回顧（續）

丙、 物業發展及物業租賃（續）

(i) 海天花園項目

本集團於二零零四年一月八日成功收購了由珠海鑫光集團股份有限公司持有珠海東方海天置業有限公司（「**海天置業**」）的20%股權，使海天置業正式成為本公司的全資附屬公司，令本集團擁有海天花園項目100%的權益。

回顧年度內，海天花園項目受訴訟影響暫停了工程施工，故物業發展業務並未為本集團帶來收益，於二零零四年更因需要為該項目作可變現淨值撥備約25,000,000港元（二零零三年：11,300,000港元）而令分類虧損上升至約19,900,000港元（二零零三年：10,900,000港元）。

海天花園項目已根據顧問研究報告的建議，被重新定位為「珠海新一代頂級海景豪苑」，並已完成了地下室結構工程，預期將於二零零五年下半年恢復上蓋工程的施工，於同年年底取得商品房預售許可證，正式推出市場發售。

港珠澳大橋及廣珠鐵路興建完成後將縮短珠海、港澳和內地西部的交通距離，配合珠海本身所具備的優秀自然環境資源和當地政府的推動，將吸引港澳及國內其他地區的人士在珠海置業。珠海新樓盤售價於二零零四年已有所提升，將有利於作為珠海物業市場中少數的高端海景樓盤之一的海天花園的銷售。

(ii) 東方有色大廈及其他出租物業

物業租賃業務方面的營業額於回顧年度內輕微下調2%至約10,600,000港元（二零零三年：10,800,000港元），佔本集團綜合營業額12%（二零零三年：7%），下調的原因是二零零四年年中有部份單位因更新租約而空置。然而，由於經營改善及於回顧年度錄得投資物業重估收益約23,000,000港元（二零零三年重估虧損：8,300,000港元），物業租賃業務由虧轉盈，並錄得分類溢利約30,700,000港元（二零零三年分類虧損：4,700,000港元）。

於二零零四年，東方有色大廈的平均出租率達92%（二零零三年：88%）。雖然本港的商業租賃市場於二零零四年下半年起呈現上升趨勢，但是由於目前該大廈部份的租約乃於過往兩年內簽訂，而部份租約的年期更長達三年，因此，本集團暫未能顯著受惠。二零零五年將有若干租約到期，本集團對維持現時的出租率持樂觀態度，並可望於二零零五年下半年逐步提高實質收入。

本集團已聘用知名的物業管理公司為該大廈提供專業的物業管理服務，過半數的租客為知名的跨國企業。未來本集團將會繼續致力提高該大廈的質素、形象及知名度，藉以提高收益。

經營回顧（續）

乙、 製造及貿易

本集團於二零零四年在製造及貿易業務的營業額約為55,100,000港元（二零零三年：57,800,000港元），較二零零三年下降5%，佔本集團二零零四年綜合營業額64%（二零零三年：36%），並錄得分類虧損約800,000港元（二零零三年：3,700,000港元）。

(i) 銀豐集團

銀豐集團在二零零四年度進行了股權及業務重組，引致其於製造及貿易業務只有微少的營業額貢獻，但卻改善了本集團於此業務的表現。（見上文「專業建築合約」部份有關銀豐集團的具體業務情況。）

*(ii) 積架石油化工集團有限公司及其附屬公司（統稱「**積架集團**」）*

積架集團的業務以從事中高檔工業潤滑油產品的加工、生產及分銷為主。積架集團在二零零四年成功開拓了較低檔次的產品，然而，由於石油價格波動，客戶需求轉趨審慎，加上市場競爭激烈，新推出較低檔次產品的毛利率亦較低，因此，積架集團的全年營業額只有輕微上升，而分類溢利則大幅下降。

積架集團在回顧年度內的營業額有89%來自中國，10%來自香港，而其餘則來自東南亞市場。積架集團在回顧年度內鞏固了華東及華中區域的分銷網絡，並且成功爭取了數家大型工業客戶。在華南方面，縱使面臨激烈的競爭，但因積架集團能善用分銷網絡，故仍能於此區開拓新工業客戶。為了提高中至高檔產品的銷售，其亦進一步擴大英國「比爾」牌產品的市場佔有率，故此品牌的營業額較二零零三年有所上升。

在產品開發方面，積架集團於二零零四年年中成功奪得美國其中一間頂級壓鑄潤滑品牌的全線產品於中國的總代理權，加強了積架集團在高檔產品市場的競爭優勢，藉著此品牌在華東地區開拓了更多汽車製造及重工業市場的商機。積架集團將致力實現規模經濟，降低產品成本，並拓寬銷售渠道，以增加市場佔有率及盈利。

丙、 物業發展及物業租賃

本集團旗下物業發展項目主要包括位於中國的珠海海天花園（「**海天花園**」）項目，而物業租賃業務之營業額則主要來自位於香港的東方有色大廈之租金收入。

經營回顧*（續）*

甲、 專業建築合約*（續）*

(iii) *PEHL及其附屬公司（統稱「**多利加集團**」）*

多利加集團於二零零四年在清盤前的營業額及分類虧損分別約為3,600,000港元（二零零三年：68,100,000港元）及600,000港元（二零零三年：24,000,000港元）。

於二零零四年六月十五日，PEHL的全資附屬公司多利加工程的董事會，已通過將該公司清盤。於二零零四年八月十一日，基於PEHL無法如期償還欠付本集團的款項，香港高等法院亦頒令將PEHL清盤。本集團除為履行擔保責任而已為多利加工程償還約28,500,000港元的銀行借款外，PEHL及多利加工程的清盤並未對本集團造成重大不良影響。

本集團正致力追收目前正在進行清盤的多利加工程和PEHL及其少數股東所拖欠本集團的款項。

(iv) *燊利有限公司（「**燊利**」）*

二零零四年七月，本公司的間接全資附屬公司燊利與本公司的控股股東中國五礦香港控股有限公司的同系公司廣州天河東鑫物業開發有限公司簽訂協議，為廣州天河金海大廈（「**金海大廈**」）開發項目提供建築項目管理服務。本集團於回顧年度錄得的項目管理收益約為7,600,000港元，分類溢利約6,500,000港元。

燊利自二零零四年七月起已全面展開了對金海大廈工程的項目管理。於回顧年度，燊利如期完成了主體結構驗收及為施工許可證延期，並恢復地盤正常施工及全面控制工程進度。

本集團預期可於二零零五年底完成金海大廈的全部建築安裝工程，並於二零零六年中完成總承包合同結算及全部項目管理工作。由於燊利中途接手項目的管理，因此，待清理的歷史遺留問題較多，工程監管工作難度頗大，燊利將繼續進行嚴格控制，以按計劃完成項目。

該項目管理協議除可為本集團創造豐厚的經濟效益外，更為本集團開創了建築工程項目管理顧問服務的業務，擴闊了專業建築合約業務整體的範疇和發展前景，與此同時，為本集團開發物業項目的研究和投資創造了更為有利的條件。

經營回顧 *(續)*

甲、 專業建築合約 *(續)*

(i) *瑞和集團工程有限公司及其附屬公司*

瑞和工程及瑞和中國已於二零零三年九月被香港高等法院頒令清盤，並由清盤人接管。目前，清盤工作仍在進行中。本集團正致力追收此兩間公司及其少數股東所拖欠本集團的款項。

本集團已分別向瑞和中國的清盤人及另一獨立第三者購入其於上海金橋瑞和裝飾工程有限公司(「**上海金橋**」)90.39%及9.61%權益，而上海金橋的業績從十月起已重新合併於本集團賬目中。上海金橋主要從事玻璃幕牆設計及施工的業務，其業務並未因股權重組而受影響，並為此分類業務營業額的主要來源。

展望未來，隨著中國經濟穩步發展、加上二零零八年北京奧運、二零一零年上海世博及廣州亞運所帶來的商機，上海金橋將不斷提高核心競爭力，以承攬更多的建築合約，為股東創造更好的回報。

(ii) *銀豐集團*

由於銀豐集團於二零零四年上半年進行股權重組，而下半年則進行業務重組，故其在專業建築合約業務的營業額於回顧年度明顯減少。虧損原因主要是營業額不足以應付如行政開支等之固定成本。

本集團在二零零四年四月收購了中宜發展有限公司在銀豐所擁有的48%股權後，本集團在銀豐集團的實際權益已由52%增加至100%。此項收購令本集團取得了銀豐集團的全面控制權，使銀豐集團的經營與發展方針更能配合本集團的整體策略和發展方向。

本集團並於回顧年度內加強了對銀豐集團的管理監控，制定各項規章制度，有效地控制經營成本，為銀豐集團的未來發展打下了穩固的基礎。

銀豐集團的主要業務為生產與安裝「百聞」品牌木門，其亦為防火噴塗及吸音隔熱噴塗的認可代理商及承建商。展望未來，銀豐集團將以門業為主，噴塗為輔。乘著內地經濟蓬勃發展、香港經濟逐漸回升、以及澳門博彩業興旺的大好時機，銀豐集團將積極拓展業務，並堅守良好管理準則，致力爭取穩定增長。



前排：(由右至左)王幸東先生，林錫忠先生，閻西川先生，譚惠珠女士
後排：(由右至左)錢文超先生，林濬先生，何小麗女士，李丹先生，馬紹援先生

經營回顧

甲、 專業建築合約

在二零零四年，專業建築合約業務是本集團其中一項主營業務，營業額約為20,400,000港元(二零零三年：86,100,000港元)，較上年度下降76%，佔本集團綜合營業額24%(二零零三年：53%)。儘管如此，分類業績由二零零三年的虧損約38,200,000港元，改善至二零零四年的溢利約700,000港元。

該業務的營業額下跌及錄得分類溢利，主要由於業績不良及管理不善的多利加工程(集團)有限公司(「**PEHL**」)及多利加工程有限公司(「**多利加工程**」)進行清盤，使該等公司的業績自二零零四年八月十一日起已不被合併於本集團的綜合賬目內。此外，其他從事專業建築合約業務的附屬公司，瑞和工程有限公司(「**瑞和工程**」)及瑞和工程(中國)有限公司(「**瑞和中國**」)已於二零零三年進行清盤，而銀豐集團有限公司(「**銀豐**」)及其附屬公司(統稱「**銀豐集團**」)亦在回顧年度內把資源集中於內部整固的工作，導致其對本集團的營業額貢獻大幅下降，但由於加強了管理層的監控，銀豐集團的整體虧損相應收窄。



王幸東先生
董事總經理

業績概覽

東方有色集團有限公司(「**本公司**」)及其附屬公司(統稱「**本集團**」)於二零零四年的綜合營業額約為86,600,000港元(二零零三年:160,900,000港元),較上年度下降46%。

本集團於二零零四年的綜合淨利潤約為84,600,000港元(二零零三年綜合淨虧損:35,700,000港元)。由於較高毛利率的業務於本集團整體業務的比重增加,本集團於二零零四年的綜合毛利約43,800,000港元(二零零三年:38,800,000港元),而綜合毛利率則由二零零三年的24%上升至51%。

本集團於回顧年度內的營業額有所下降,主要是由於本公司分別把數間表現未如理想的附屬公司進行清盤及股權重組,該等公司的業務因此而停頓或放緩,導致其合併於本集團的營業額大幅下降,但亦相對地減低該等公司對本集團業績的負面影響。再者,二零零四年錄得不合併附屬公司之收益約78,700,000港元(二零零三年:38,700,000港元),加上隨著香港物業市場回穩而錄得投資物業重估收益,令本集團扭虧為盈。

本集團主要從事三類業務,分別為專業建築合約、製造及貿易以及物業發展和物業租賃。

展望

展望未來，由於本集團已基本上完成了重組整頓的工作，清除了不良資產，保留了對本集團發展有利的項目和資產，為本集團穩步發展打下了堅實的基礎。「拓展業務，增加盈利」將成為今後的工作重點。憑藉本集團控股股東中國五礦的雄厚實力及本集團立足香港的優勢，本集團將抓緊國內強勁的經濟增長，以及由二零零八年北京奧運、二零一零年上海世博及廣州亞運等帶來的大量商機，繼續以國內物業發展及專業建築合約為核心業務，積極於國內挑選和開拓具發展潛力的項目，透過投資、兼併或收購等方式擴大本集團的經營規模，進一步加強盈利能力，以回饋股東的支持。

本集團亦將致力發揮本集團附屬公司之間的互補優勢，提升各附屬公司的整體表現及盈利能力，按照以上的整體策略和發展方向，具體制定各附屬公司的經營與發展方針，為本集團的客戶提供更優質的產品和服務。同時，本集團將繼續完善企業管治，進一步增加本集團的透明度，注重企業發展戰略，招攬優秀的專才，建設正面的公司文化，塑造知名的優質企業品牌。

最後，本人謹對過去一年來為本集團竭誠服務和貢獻的所有董事、管理層及員工們致以衷心的感謝，並藉此代表董事會感謝鼎力支持本集團的股東、業務夥伴及客戶。我們將會同心協力，務求進一步提升本集團的盈利能力，致力為股東們帶來最佳回報。

承董事會命

林錫忠

主席

香港，二零零五年四月十五日

總覽 *(續)*

元(二零零三年:78,800,000港元)。本集團的綜合業績由虧損轉為淨利潤約84,600,000港元(二零零三年綜合淨虧損:35,700,000港元)。每股基本盈利約為10.96港仙(二零零三年每股基本虧損:4.63港仙)。

回顧

到目前為止,本集團對表現不理想的業務的清理重組工作已基本完成,本集團旗下數間主要附屬公司進行清盤或重組,減低了該等公司對本集團業績的負面影響,改善了本集團的財務狀況。所有有希望配合本集團整體發展的非全資附屬公司,現已經成為本集團的全資附屬公司,預期對本集團未來的業績有良好的貢獻。

在二零零四年度,專業建築合約業務仍是本集團一項主營業務。儘管相關非全資附屬公司的股權及業務重組令其營業額呈明顯下跌,分類業績仍錄得盈利。多利加工程有限公司及多利加工程(集團)有限公司在回顧年度進行清盤;與此同時,銀豐集團亦在年內把資源集中於內部整固的工作,導致其對本集團的營業額貢獻大幅下降。然而,由於加強了管理層的監控,亦令銀豐集團的整體虧損相應收窄。回顧年度內,本集團回購了上海金橋瑞和裝飾工程有限公司(「**上海金橋**」),其業績從二零零四年十月起已合併於本集團賬目內。上海金橋的業務並未因股權重組而受影響,對本集團於回顧年度的營業額仍有相當貢獻。

此外,本集團與中國五礦香港控股有限公司的同系公司簽訂了廣州天河金海大廈建築開發項目的管理顧問服務協議。這是中國五礦集團公司(「**中國五礦**」)成為本集團的最終控股股東之後,本集團與控股股東同系公司的第一項具體合作,體現了本集團將自己多年在物業發展和專業建築合約領域的業務經驗與中國五礦業務資源相結合,提高內部協同效應,使本集團在物業發展及項目管理方面走上了健康發展的道路。在中國五礦的支持下,本集團將繼續大力拓展國內物業發展及專業建築合約的核心業務。

積架集團在二零零四年年中成功奪得美國頂級壓鑄潤滑系列之一的全線產品於中國的總代理權,藉著此品牌在華東地區開拓了更多汽車製造及重工業市場的商機。然而,由於銀豐集團進行重組的關係,導致製造及貿易業務的營業額及分類虧損均下跌。

物業發展及物業租賃業務方面,中國珠海海天花園於回顧年度內重新定位為「珠海新一代頂級海景豪苑」,預期將於二零零五年下半年恢復上蓋工程施工,並於同年年底推出市場發售。隨著本港的物業市場於二零零四年下半年起呈現上升趨勢,本集團於回顧年度獲得投資物業重估收益。東方有色大廈的平均出租率亦上升至92%,預期於二零零五年下半年能逐步提高盈利貢獻。



林錫忠先生－主席

總覽

本人欣然宣佈，東方有色集團有限公司（「**本公司**」）及其附屬公司（統稱「**本集團**」）於二零零四年錄得淨利潤。此良好業績乃由於管理層的不懈努力，採取各項措施和策略減低行政開支，對旗下非全資附屬公司進行重組整頓，終止表現不理想的附屬公司的營運或將其清盤，並保留對本集團發展有利的項目和資產等的成果。其中，二零零四年因不合併本集團若干附屬公司而錄得會計收益約78,700,000港元（二零零三年：38,700,000港元），而二零零四年的總行政開支亦縮減至約30,800,000港

公司資料

主席
林錫忠

董事總經理
王幸東

董事副總經理
閻西川

執行董事
錢文超

何小麗

獨立非執行董事
林　濬

馬紹援

譚惠珠

合資格會計師
阮慧敏

公司秘書
蕭天好

核數師
羅兵咸永道會計師事務所

香港中環太子大廈22樓

主要往來銀行
香港上海滙豐銀行有限公司

股份過戶登記分處
香港中央證券登記有限公司

香港

皇后大道東183號

合和中心46樓

註冊辦事處
Canon's Court

22 Victoria Street

Hamilton HM 12

Bermuda

香港主要營業地點
香港九龍

尖沙咀漆咸道南79號

中國五礦大廈18樓

電話：2613 6363

傳真：2581 9823

網址
http://www.onfem.com

目錄



東方有色集團有限公司*

ONFEM HOLDINGS LIMITED

（於百慕達註冊成立之有限公司）

二零零四年年報


ONFEM TOWER

* 僅供識別

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ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES, ADOPTION OF NEW BYE-LAWS, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the AGM (as defined in this circular) to be held at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 26th May, 2005 at 10:30 a.m. is set out on pages 12 to 15 of this circular. A form of proxy for use at the AGM is enclosed.

Whether or not you are able to attend the AGM, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the form of proxy will not prevent you from attending and voting in person in the AGM or any adjournment thereof if you so wish.

28th April, 2005

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"AGM"	an annual general meeting of the Company to be held at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Thursday, 26th May, 2005 at 10:30 a.m., to consider and, if appropriate, to approve the resolutions contained in the notice of the AGM which is set out on pages 12 to 15 of this circular;
"associate"	shall have the meaning ascribed to it in the Listing Rules;
"Board"	the board of Directors (including both executive and independent non-executive Directors);
"Bye-laws"	the bye-laws of the Company;
"Company"	ONFEM Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the issued shares of which are listed on the Stock Exchange;
"connected person"	shall have the meaning ascribed to it in the Listing Rules;
"Directors"	directors (including both executive and independent non-executive directors) of the Company;
"General Mandate Resolutions"	the ordinary resolutions to be proposed and passed at the AGM for approving the granting of the Issuance Mandate and the Repurchase Mandate;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong from time to time;
"Issuance Mandate"	the general and unconditional mandate to the Directors to exercise all the powers of the Company to allot, issue and otherwise deal with new Shares not exceeding 20% of the issued share capital of the Company;

"June Glory"	June Glory International Limited, a company incorporated in the British Virgin Islands with limited liability and currently holding approximately 53.95% of the issued share capital of the Company;
"Latest Practicable Date"	25th April, 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information herein;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, as amended, supplemented or otherwise modified from time to time;
"PRC"	the People's Republic of China;
"Repurchase Mandate"	the general and unconditional mandate to the Directors authorising repurchases of Shares by the Company on the Stock Exchange not exceeding 10% of the issued share capital of the Company;
"Shareholder(s)"	holder(s) of Share(s);
"Shares"	fully paid shares of HK$0.10 each of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"substantial shareholder"	shall have the meaning ascribed to it in the Listing Rules; and
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers.



ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

Executive Directors:
Mr. LIN Xizhong, *Chairman*
Mr. WANG Xingdong, *Managing Director*
Mr. YAN Xichuan, *Deputy Managing Director*
Mr. QIAN Wenchao
Ms. HE Xiaoli

Independent non-executive Directors:
Mr. LAM Chun, Daniel
Mr. Selwyn MAR
Ms. TAM Wai Chu, Maria

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal place of business in Hong Kong:
18th Floor
China Minmetals Tower
79 Chatham Road South
Tsimshatsui
Kowloon
Hong Kong

28th April, 2005

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES, ADOPTION OF NEW BYE-LAWS, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

At the AGM, resolutions will be proposed to approve (i) the grant of the Issuance Mandate and the Repurchase Mandate; (ii) the adoption of the new Bye-laws; and (iii) the re-election of retiring Directors.

The purpose of this circular is to provide you with the information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the ordinary resolutions to approve the grant of the Issuance Mandate and the Repurchase Mandate, the special resolution to approve the adoption of the new Bye-laws and the ordinary resolutions to re-elect retiring Directors.

ISSUANCE MANDATE AND REPURCHASE MANDATE

It will be proposed at the AGM to approve the granting of new general mandates to the Directors:

(a) to allot, issue and deal with new Shares of an aggregate nominal amount not exceeding 20% of the issued share capital of the Company on the date of passing of the General Mandate Resolutions; and

(b) to repurchase Shares on the Stock Exchange of an aggregate nominal amount not exceeding 10% of the issued share capital of the Company on the date of passing of the General Mandate Resolutions.

In accordance with the requirements of the Listing Rules, the Company is required to send to the Shareholders an explanatory statement containing all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the grant of the Repurchase Mandate. An explanatory statement as required by the Listing Rules in connection with the Repurchase Mandate is set out in the Appendix to this circular.

ADOPTION OF NEW BYE-LAWS

In November, 2004, the Stock Exchange made amendments to the Listing Rules which came into effect on 1st January, 2005. Amongst the various changes, a Code on Corporate Governance Practices ("**Code**") was adopted. The Code sets out principles of good corporate governance and two levels of recommendations, being code provisions and recommended best practices. Issuers such as the Company are expected to comply with, but may choose to deviate from the code provisions whereas the recommended best practices are for guidance only. The Company is intent on implementing the code provisions of the Code to the extent that it is reasonably practicable and in the interest of the Company to do so. In this connection, it is proposed that certain provisions of the existing Bye-laws be changed to the effect that,

(a) all Directors, whether they be appointed by the Board or the Shareholders in general meeting, to fill a casual vacancy should be subject to election by Shareholders at the first annual general meeting after their appointment; and

(b) to the extent permissible under Bermuda law, all Directors should be subject to retirement by rotation at least once every three years.

It is also proposed that other code provisions of the Code will be implemented through changes to the Company's internal corporate governance guidelines.

Furthermore, the existing Bye-laws were adopted in November, 1991 and numerous amendments have been made to the Bye-laws since its adoption. The Board considers that it would be appropriate for the Company to adopt new Bye-laws that reflect the abovementioned requirements under the Code and the Listing Rules and incorporate all of the amendments which have already been made to the Bye-laws since 1991.

RE-ELECTION OF DIRECTORS

Pursuant to the Bye-law 111(A) of the existing Bye-laws, Mr. Yan Xichuan and Mr. Lam Chun, Daniel retire from office and, being eligible, offer themselves for re-election.

The followings are the particulars of Mr. Yan Xichuan and Mr. Lam Chun, Daniel (as required under rule 13.74 of the Listing Rules) who are proposed to be re-elected at the AGM:

Mr. YAN Xichuan, aged 58, was appointed as an Executive Director and the Deputy Managing Director of the Company in August, 2002. He is responsible for monitoring the operation and strategic planning of the subsidiary groups of the Company, which are principally engaged in specialised construction contracting business.

Mr. Yan was graduated from the Chongqing Architectural University in 1970 and is a qualified senior engineer. He joined China State Construction Engineering Corporation in 1970 and was transferred to China Overseas Holdings Limited ("**COHL**") in 1984. Mr. Yan has been the General Manager of China Overseas Civil Engineering Limited, the Assistant General Manager of the Investments Department of COHL and the President of Gold Court Property Management Limited and has been responsible for supervision of civil engineering work, real estate investment and property management etc.

Mr. Yan has been involved in various construction projects in the PRC and Hong Kong and has over 30 years of experience in construction and project management.

Mr. Yan has not held directorships in any other listed public companies in the last three years. He is not connected with any Directors, senior management or substantial or controlling shareholders of the Company. On 15th March, 2004, Mr. Yan was granted an option by the Company to subscribe for 2,000,000 Shares with the exercise period from 16th March, 2004 to 15th March, 2007 under the share option scheme adopted by the Company. There is no service contract between the Company and Mr. Yan and Mr. Yan is subject to retirement by rotation and re-election pursuant to the existing Bye-laws. The emoluments of Directors are determined by reference to the Company's performance and profitability, as well as remuneration benchmark in the industry and the market prevailing conditions. Save as disclosed above, there are no other matters in relation to the re-election of Mr. Yan which need to be brought to the attention of the Shareholders.

Mr. LAM Chun, Daniel, aged 59, was appointed as an independent non-executive Director of the Company in May, 1997. He is the Director – Property of Kowloon-Canton Railway Corporation. He is an Authorized Person under the Buildings Ordinance and a Registered Professional Surveyor. Mr. Lam has over 30 years of experience in the surveying profession. He is a fellow member of the Royal Institution of Chartered Surveyors and the Chartered Institute of Arbitrators. He is a fellow member and the Past President (1986-1987) of the Hong Kong Institute of Surveyors, and a fellow member and the Past Chairman (1997-2000) of the Hong Kong Institute of Arbitrators. Mr. Lam is a member of the Administrative Appeals Board and was a member of the Hong Kong Housing Authority and Chairman of its Building Committee, a member of the Hong Kong Surveyors Registration Board and a consultant to the World Bank on the Urban Land Policies Study for the PRC. He is also a Council Member of the Hong Kong International Arbitration Centre. Mr. Lam had worked in the Hongkong Land Group, Architectural Services Department, Housing Department, Hongkong Bank Group, Sime Darby Group, China Light & Power Group and was a former Executive Director of Tian An China Investments Company Limited and the former Chairman of DCL Consultants Limited.

Mr. Lam is also an honorary consultant of Shanghai City Development Law Firm 上海市建緯律師事務所 ("**SCD**"), a legal firm in the PRC, which is the legal adviser acting for a wholly-owned subsidiary of the Company in a litigation proceeding conducted in the PRC. Mr. Lam is not a director, partner, principal or employee of SCD nor has he had any administrative or management role in SCD. Mr. Lam further confirms that he receives no economic or monetary benefit from the position nor do any obligations or duties arise which he must or is encouraged to perform.

Mr. Lam has not held directorships in any other listed public companies in the last three years. He is not connected with any Directors, senior management or substantial or controlling shareholders of the Company and he does not have any interests in the Shares. The service contract between the Company and Mr. Lam was entered into on 7th April, 2005 for a period ending on 28th May, 2006 (inclusive) and Mr. Lam is subject to retirement by rotation and re-election pursuant to the existing Bye-laws. The fee for acting as an independent non-executive Director and the fee for acting as a member of the Audit Committee received by Mr. Lam are HK$220,000 per annum and HK$80,000 per annum respectively and are the same as those received by the other independent non-executive Directors and the other members of the Audit Committee except that the independent non-executive Director who acts as the chairman of the Audit Committee receives an additional allowance. Save as disclosed above, there are no other matters in relation to the re-election of Mr. Lam which need to be brought to the attention of the Shareholders.

ANNUAL GENERAL MEETING

A notice convening the AGM to be held on Thursday, 26th May, 2005 is set out on pages 12 to 15 of this circular. A form of proxy for use at the AGM is enclosed. You are requested to complete the form of proxy and return it to the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the AGM or any adjournment thereof, whether or not you intend to be present at the AGM. Completion and return of the form of proxy will not prevent you from attending and voting in person at the AGM or any adjournment thereof should you so wish.

RIGHT TO DEMAND A POLL

Pursuant to Bye-law 78 of the existing Bye-laws, a resolution put to the vote at any general meeting of the Company shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the chairman of the meeting; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

RECOMMENDATION

The Directors believe that the grant of the Issuance Mandate and the Repurchase Mandate, the adoption of the new Bye-laws and the re-election of retiring Directors are in the best interests of the Company and the Shareholders. Accordingly, the Directors recommend you to vote in favour of all the ordinary resolutions and the special resolution to be proposed at the AGM.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors jointly and severally accept responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable inquiries and that, to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the existing Bye-laws and proposed new Bye-laws are available for inspection at the principal place of business of the Company at the address referred to above from the date of this circular up to and including the date of the AGM and will also be available for inspection at the AGM itself.

Yours faithfully,
For and on behalf of the Board
Wang Xingdong
Managing Director

This Appendix serves an explanatory statement, as required by the Listing Rules, to provide requisite information to you for consideration of the Repurchase Mandate.

1. STOCK EXCHANGE RULES FOR REPURCHASES OF SECURITIES

The Listing Rules permit companies whose primary listings are on the Stock Exchange to repurchase their securities on the Stock Exchange subject to certain restrictions, the most important of which is summarised below.

The Listing Rules provide that all proposed repurchases of securities on the Stock Exchange by a company with its primary listing on the Stock Exchange must be approved in advance by Shareholders by an ordinary resolution, either by way of a general mandate, or by a special approval in relation to specific transactions.

2. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 772,181,783 Shares. Subject to the passing of the General Mandate Resolutions, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 77,218,178 fully-paid Shares on the basis that no further Shares will be issued or repurchased prior to the date of the AGM.

3. REASONS FOR REPURCHASES

The Directors believe that the Repurchase Mandate is in the interests of the Company and the Shareholders.

The Directors have no present intention to repurchase any Shares but consider that the Repurchase Mandate will provide the Company the flexibility to do so when appropriate. Such repurchases may enhance the net value of the Company and/or earning per Share.

4. FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum of association and Bye-laws and the Companies Act 1981 of Bermuda (as amended) ("**Companies Act**").

The Companies Act provides that the amount of capital repaid in connection with a share repurchase may only be paid out of either the capital paid up on the repurchased shares, or the profits that would otherwise be available for distribution by way of dividend or the proceeds of a new issue of shares made for such purpose. The amount of premium payable on redemption may only be paid out of either the profits that would otherwise be available for distribution by way of dividend or out of the share premium or contributed surplus accounts of the Company. Under the Companies Act, the shares so repurchased will be treated as cancelled but the aggregate amount of authorised share capital will not be reduced so that the shares may be subsequently re-issued.

The Directors intend to apply the capital paid up on the relevant Shares or the profits that would otherwise be available for distribution by way of dividend for any repurchases of its Shares.

As compared with the financial position of the Company as at 31st December, 2004 (being the date of its latest audited accounts), the Directors consider that there might be a material adverse impact on the working capital and on the gearing position of the Company in the event that the proposed repurchases were to be carried out in full during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in circumstances, have a material adverse impact on the working capital or gearing ratio of the Company.

5. DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge and belief having made all reasonable enquires, any of their associates, has any present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell Shares to any company of the Group.

No connected person of the Company has notified the Company that he/she has a present intention to sell Shares to the Company nor has he/she undertaken not to sell any of the Shares held by him/her to the Company, in the event that the Company is authorised to make repurchases of Shares.

6. UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed resolution in accordance with the Listing Rules and all applicable laws of Bermuda, and in accordance with the regulations set out in the memorandum of association of the Company and the Bye-laws.

7. EFFECT OF TAKEOVERS CODE

A repurchase of Shares by the Company may result in an increase in the proportionate interests of a substantial shareholder of the Company in the voting rights of the Company, such increase will be treated as an acquisition for the purpose of the Takeovers Code.

As a result, a Shareholder, or group of Shareholders acting in concert, depending on the level of increase of the Shareholder's interest, could obtain or consolidate control of the Company and could give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, June Glory had an attributable interest of approximately 53.95% of the issued share capital of the Company. In the event that the Directors should exercise in full the power to repurchase Shares pursuant to the Repurchase Mandate, the shareholdings of June Glory in the Company would be increased to approximately 59.94% of the issued share capital of the Company and such increase will not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. Save as disclosed aforesaid, the Directors are not aware of any consequences which may arise under the Takeovers Code as a result of any repurchases to be made under the Repurchase Mandate.

8. GENERAL

There have been no repurchases of any Shares by the Company (whether on the Stock Exchange or otherwise) made in the 6 months preceding the date of this circular.

During each of the previous 12 months, the highest and lowest traded prices for Shares on the Stock Exchange were as follows:

	Per Share	
Month	**Highest**	**Lowest**
	HK$	*HK$*
2004		
April	0.730	0.500
May	0.620	0.350
June	0.610	0.350
July	0.540	0.430
August	0.455	0.380
September	0.560	0.400
October	0.620	0.480
November	0.840	0.530
December	0.710	0.560
2005		
January	0.700	0.560
February	0.770	0.590
March	0.700	0.560



ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of ONFEM Holdings Limited ("**Company**") will be held at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on 26th May, 2005 at 10:30 a.m. ("**Meeting**") for the following purposes:

1. To receive and consider the Audited Consolidated Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2004.

2. To re-elect Mr. Yan Xichuan and Mr. Lam Chun, Daniel as directors of the Company and to authorise the board of directors of the Company ("**Directors**") to fix the remuneration of directors.

3. To fix a maximum number of directors at 12 and to authorise the Directors to appoint additional directors up to such maximum number.

4. To re-appoint Messrs. PricewaterhouseCoopers as the auditors for the ensuing year and to authorise the Directors to fix their remuneration.

5. As special business, to consider and, if thought fit, pass with or without modifications the following resolution as an Ordinary Resolution of the Company:

   "THAT

   (a) subject to paragraph 5(c) below, the exercise by the Directors during the Relevant Period (as defined in paragraph 5(d) below) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph 5(a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraphs 5(a) and 5(b) above, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph 5(d) below) or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company or (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company, shall not exceed the aggregate of (aa) 20 per cent. of the total nominal amount of the share capital of the Company in issue on the date of passing this Resolution plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company ("**Shareholders**")) the aggregate nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of such resolution (up to a maximum amount equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of passing this Resolution) and the said approval to the Directors in paragraphs 5(a) and 5(b) above shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Shareholders in general meeting; and

"Rights Issue" means an offer of shares or other securities open for a period fixed by the Directors to the Shareholders on the register on a fixed record date in proportion to their shareholdings as at that date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any recognised regulatory body or any stock exchange)."

6. As special business, to consider and, if thought fit, pass with or without modifications the following resolution as an Ordinary Resolution of the Company:

"THAT

(a) subject to paragraph 6(c) below, the exercise by the Directors during the Relevant Period (as defined in paragraph 6(d) below) of all the powers of the Company to repurchase its own shares (including redeemable shares) on The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission in Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or the listing rules of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph 6(a) above shall authorise the Directors during the Relevant Period to procure the Company to repurchase its own shares at a price determined by the Directors;

(c) the aggregate nominal amount of share capital repurchased by the Company pursuant to paragraph 6(a) above shall not exceed 10 per cent. of the total nominal amount of the share capital of the Company in issue on the date of passing this Resolution and the said approval to the Directors in paragraphs 6(a) and 6(b) above shall be limited accordingly;

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Shareholders in general meeting."

7. As special business, to consider and, if thought fit, pass with or without modifications the following resolution as an Ordinary Resolution of the Company:

   "**THAT** conditional upon Resolution No. 6 above being passed, the aggregate nominal amount of the number of shares in the capital of the Company which are repurchased by the Company under the authority granted to the Directors as mentioned in Resolution No. 6 above shall be added to the aggregate nominal amount of share capital that may be allotted by the Directors pursuant to Resolution No. 5 above, provided that the amount of share capital repurchased by the Company shall not exceed 10 per cent. of the total nominal amount of the share capital of the Company in issue on the date of passing this Resolution."

8. As special business, to consider and, if thought fit, pass the following resolution as a Special Resolution of the Company:

   "**THAT** the Bye-laws of the Company as outlined in "Annexure A" which is produced to the Meeting, and for the purpose of identification signed by a director of the Company, be approved and adopted as the new Bye-laws of the Company in substitution for the existing Bye-laws of the Company with immediate effect."

9. To transact any other business.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 28th April, 2005

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company.

2. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or adjourned Meeting.

3. The Register of Members will be closed from Friday, 20th May, 2005 to Thursday, 26th May, 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for attending the Meeting convened by the above, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Thursday, 19th May, 2005.

7. 作為特別事項，考慮並酌情通過（不論作出修訂與否）以下決議案為本公司之普通決議案：

「**動議**在通過上文第6項決議案後，授權董事會將按上文第6項決議案所述由本公司購回本公司股本中之股份面值總額，加上董事會依據上文第5項決議案可配發之股本面值總額，惟本公司購回之股本面值總額不得超過本公司於本決議案通過當日之已發行股本面值總額百分之十。」

8. 作為特別事項，考慮並酌情通過以下決議案為本公司之特別決議案：

「**動議**批准並採納於該會議上提呈之「附件A」內所概述之本公司公司章程細則（已由本公司董事簽署以資識別）作為本公司新的公司章程細則，取代本公司現行之公司章程細則，即時生效。」

9. 處理其他事項。

承董事會命
董事總經理
王幸東

香港，二零零五年四月二十八日

附註：

1. 凡有權出席該會議及投票之股東，均有權委派一位或多位代表代其出席及代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同授權簽署該表格之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件副本，須於該會議或續會之指定舉行時間四十八小時前送達本公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓，方為有效。

3. 本公司將由二零零五年五月二十日星期五至二零零五年五月二十六日星期四止（包括首尾兩日）期間暫停辦理股份過戶登記手續。如欲出席上述通告召開之該會議，所有股票連同已填妥之過戶表格（附於股票背頁或分開遞交）最遲須於二零零五年五月十九日星期四下午四時正交回本公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。

6. 作為特別事項，考慮並酌情通過（不論作出修訂與否）以下決議案為本公司之普通決議案：

「**動議**

(a) 在下文6(c)段之規限下，一般性及無條件批准董事會於有關期間（定義見下文6(d)段）內按照所有適用法例及／或不時修訂之香港聯合交易所有限公司（「**聯交所**」）證券上市規則或任何其他證券交易所證券上市規則之規定並在其規限下，行使本公司所有權力在聯交所或在本公司證券所上市且獲香港證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所購回本公司之股份（包括可贖回股份）；

(b) 上文6(a)段之批准將授權董事會於有關期間內按董事會釐定之價格為本公司購回其本身之股份；

(c) 本公司依據上文6(a)段購回之股本面值總額，不得超過本公司於本決議案通過當日之已發行股本面值總額百分之十，而上文6(a)及6(b)段授予董事會之批准亦須受此數額限制；

(d) 就本決議案而言：

「有關期間」指由本決議案通過當日至下列任何一項最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依法例規定本公司須予舉行下屆股東週年大會之期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或更改本決議案之授權之日。」

(c) 董事會依據上文5(a)及5(b)段之批准所配發或同意有條件或無條件配發(不論其為依據購股權所配發者與否)之股本面值總額,不得超過(aa)本公司於本決議案通過當日之已發行股本面值總額百分之二十,及(bb)(如董事會獲本公司股東(「**股東**」)另行通過普通決議案授權)本公司在通過該項決議案後購回之本公司股本面值總額(上限為相等於通過本決議案之日期本公司已發行股本面值總額百分之十)兩者之總和,惟因(i)配售新股(定義見下文5(d)段),或(ii)按照本公司發行之任何認股權證或可兑換為本公司股份之任何證券之條款行使認購或兑換權,或(iii)按當時所採納之任何優先購股計劃或就向本公司及/或其任何附屬公司之行政人員及/或僱員授予或發行股份及/或可認購本公司股份之權利而採納之類似安排所發行者,或(iv)以配發股份代替就本公司股份派發之全部或部份股息之任何以股代息或類似安排除外;上述5(a)及5(b)段授予董事會之批准須以此數額為限;及

(d) 就本決議案而言:

「有關期間」指由本決議案通過當日至下列任何一項最早日期止之期間:

(i) 本公司下屆股東週年大會結束之日;

(ii) 依法例規定本公司須予舉行下屆股東週年大會之期限屆滿之日;或

(iii) 股東於股東大會上通過普通決議案撤銷或更改本決議案之授權之日;及

「配售新股」指董事會於指定期間內,向於指定紀錄日期名列股東名冊之股東按彼等於當日之持股比例提呈發售股份或其他證券之建議(惟董事會有權就零碎股權或任何認可管制機構或任何證券交易所之法律限制或責任,作出其認為必要或權宜之豁免或其他安排)。」



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：230）

茲通告東方有色集團有限公司（「**本公司**」）謹訂於二零零五年五月二十六日上午十時三十分假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓會議室舉行股東週年大會（「**該會議**」），以處理下列事宜：

1. 省覽截至二零零四年十二月三十一日止年度之經審核綜合賬目、董事會報告及核數師報告。

2. 重選閻西川先生及林濬先生為本公司之董事及授權本公司董事會（「**董事會**」）釐定董事之酬金。

3. 議定董事之人數上限為十二名，並授權董事會在該限額內委聘新董事。

4. 續聘羅兵咸永道會計師事務所為來年度之核數師及授權董事會釐定彼等之酬金。

5. 作為特別事項，考慮並酌情通過（不論作出修訂與否）以下決議案為本公司之普通決議案：

「**動議**

(a) 在下文5(c)段之規限下，一般性及無條件批准董事會於有關期間（定義見下文5(d)段）內行使本公司之一切權力以配發、發行及處理本公司股本中之額外股份，以及訂立或授出可能需行使此等權力之售股建議、協議及購股權；

(b) 上文5(a)段之批准將授權董事會於有關期間內訂立或授出可能需於有關期間終結後始行使此等權力之售股建議、協議及購股權；

* *僅供識別*

於最後可行日期，June Glory於本公司已發行股本中持有約53.95%應佔權益。倘董事全面行使購回授權購回股份，則June Glory於本公司之持股量將增加至約59.94%，故June Glory毋須根據收購守則第26條就上述增幅提出強制收購建議。除上文所述者外，董事並未知悉根據購回授權作出任何購回將引致任何收購守則所述之後果。

8. 一般事項

本公司於本通函刊發日期前六個月概無購回（不論在聯交所或循其他途徑）任何股份。

股份於過去十二個月每月在聯交所錄得之最高及最低成交價如下：

月份	每股	
	最高	**最低**
	港元	*港元*
二零零四年		
四月	0.730	0.500
五月	0.620	0.350
六月	0.610	0.350
七月	0.540	0.430
八月	0.455	0.380
九月	0.560	0.400
十月	0.620	0.480
十一月	0.840	0.530
十二月	0.710	0.560
二零零五年		
一月	0.700	0.560
二月	0.770	0.590
三月	0.700	0.560

董事有意將有關股份之實收資本或可供派發股息之溢利用於購回本身股份。

董事認為倘於建議購回期間全面行使購回授權，與截至二零零四年十二月三十一日（編撰最新經審核賬目之日期）止之本公司財務狀況比較，則可能對本公司之營運資金或資本負債水平造成重大不良影響。然而，倘行使購回授權會對本公司當時所需之營運資金或資本負債水平造成重大不良影響，則董事不擬行使購回授權。

5. 董事、彼等之聯繫人及關連人士

董事及（在作出一切合理查詢後就彼等所知及所信）其任何聯繫人暫無意在購回授權獲股東批准之情況下向本集團屬下任何公司出售股份。

本公司並未接獲任何本公司關連人士通知，表示其現時有意在本公司獲授權購回股份之情況下向本公司出售股份，亦無承諾不會向本公司出售任何其名下股份。

6. 董事承諾

董事已向聯交所承諾，根據上市規則及百慕達所有適用法例，並按本公司組織章程大綱及公司章程細則之規定行使本公司之權力，根據建議決議案購回股份。

7. 收購守則之影響

倘由於本公司購回股份，以致本公司一名主要股東於本公司之投票權比率有所增加，則根據收購守則，該等增加將被視為一項收購。

因此，一名股東或多名一致行動之股東，視乎股東權益之增加水平，可取得或鞏固在本公司之控制權而須根據收購守則第26條提出強制收購建議。

本附錄乃遵照上市規則而發出之說明函件，旨在向 閣下提供所需資料以供考慮購回授權。

1. 聯交所購回證券規則

上市規則准許以聯交所為第一上市交易所之公司在聯交所購回本身證券，惟須遵守若干限制，其中最重要者概述如下。

上市規則規定以聯交所為第一上市交易所之公司在聯交所購回證券之所有建議，均須由股東事先通過普通決議案，以賦予公司董事會購回股份之一般授權，或就特定交易賦予公司董事會特別批准。

2. 股本

於最後可行日期，本公司已發行股本包括772,181,783股股份。待通過一般授權決議案後，倘於股東週年大會日期前再無發行或購回股份，則本公司可根據購回授權購回最多77,218,178股全面繳足之股份。

3. 購回理由

董事相信購回授權符合本公司及股東之利益。

董事現時無意購回任何股份，惟認為購回授權可在適當時候為本公司提供購回之靈活性。該等購回可提高本公司資產淨值及／或每股盈利。

4. 購回資金來源

本公司於購回股份時僅可動用根據本公司組織章程大綱及公司章程細則以及百慕達一九八一年公司法（經修訂）（「**公司法**」）規定可合法作此用途之資金。

公司法規定就購回股份而支付之資本，僅可自有關股份之實收資本，或可供派發股息之溢利，或就購回而發行新股份之所得款項中撥付。就購回所須支付之溢價僅可自可供派發股息之溢利，或自本公司之股份溢價賬或繳入盈餘賬中撥付。根據公司法，據此購回之股份將視為已被註銷，惟不扣減法定股本總額，使股份可於日後重新發行。

責任聲明

本通函載有上市規則規定有關本集團之詳細資料。董事共同及各自對本通函所載資料之準確性負責，並在作出所有合理查詢後確認，就彼等所知及所信，本通函並無遺漏其他事實以致所載之任何陳述有所誤導。

備查文件

現行之公司章程細則及建議新的公司章程細則之副本由即日起至股東週年大會日期止，可於本公司上述主要營業地點查閱。該等文件亦可於股東週年大會上查閱。

此致

列位股東 台照

承董事會命
董事總經理
王幸東
謹啟

二零零五年四月二十八日

股東週年大會

召開於二零零五年五月二十六日星期四舉行之股東週年大會之通告載於本通函第12至第15頁。本通函隨附股東週年大會上使用之代表委任表格。無論　閣下是否有意出席股東週年大會，務請按其列印之指示填妥代表委任表格，並於股東週年大會或其任何續會指定舉行時間四十八小時前將表格交回本公司之香港股份過戶登記分處香港中央證券登記有限公司。填妥及交回代表委任表格後，　閣下仍可親身出席股東週年大會或其任何續會，並可於會上投票。

要求以數票方式表決之權利

根據現行之公司章程細則第78條，每項於本公司股東大會提呈之決議案須首先以舉手形式表決，除非（在宣佈舉手表決結果之前或當時或於撤回其他任何以數票方式表決之要求時）由下列人士提出以數票方式表決之要求：

(i) 大會之主席；或

(ii) 不少於三名親身（或（倘股東為法人團體）經其正式授權代表）或由受委代表出席並有權投票之股東；或

(iii) 代表不少於十分一全部股東投票權之一名或多名親身（或（倘股東為法人團體）經其正式授權代表）或由受委代表出席之股東；或

(iv) 持有不少於十分一授予投票權股份繳足股本總額之一名或多名親身（或（倘股東為法人團體）經其正式授權代表）或由受委代表出席之股東。

推薦建議

董事相信，授出發行授權及購回授權、採納新的公司章程細則及重選退任董事符合本公司及股東之最佳利益。因此，董事建議　閣下投票贊成擬於股東週年大會上提呈之所有普通決議案及特別決議案。

林濬先生，現年五十九歲，於一九九七年五月獲委任為本公司獨立非執行董事，是九廣鐵路公司物業總監。彼是香港建築物條例認可人仕及註冊專業測量師。林先生在測量專業擁有三十多年經驗，並為英國皇家特許測量師學會及英國仲裁學會資深會員。彼是香港測量師學會資深會員及一九八六至一九八七年度會長、香港仲裁司學會資深會員及一九九七至二零零零年度會長。林先生現為行政上訴委員會成員及曾任香港房屋委員會會員及其建築小組主席、香港測量師註冊管理局委員及世界銀行中國城市土地研究顧問。彼亦為香港國際仲裁中心委員。林先生曾任職於香港置地集團、建築署、房屋署、匯豐銀行集團、森那美集團、中華電力集團，亦為天安中國投資有限公司前任執行董事及林濬測量師行有限公司（現稱凌雋測量師行有限公司）前任主席。

林先生亦為上海市建緯律師事務所（「**上海建緯**」，一間於中國執業之律師事務所）之榮譽顧問，而上海建緯正就一宗在中國進行之訴訟案出任本公司一間全資附屬公司之代表律師。林先生並非上海建緯之董事、合夥人、主事人或僱員，亦無擔當上海建緯之任何行政或管理職務。林先生進一步確認，彼並無因為擔當上述職位而獲得任何經濟或金錢利益，亦毋須且沒有被慫恿履行任何責任或義務。

林先生於過去三年未有在其他上市公眾公司擔任董事職務。彼與本公司任何董事、高級管理層或主要股東或控股股東概無關連，彼亦無擁有任何股份權益。本公司與林先生於二零零五年四月七日簽訂之服務合約之年期至二零零六年五月二十八日（包括此日），及林先生須按照現行之公司章程細則輪值告退及膺選連任。林先生出任獨立非執行董事及出任審核委員會成員所收取之酬金分別為每年220,000港元及每年80,000港元。除出任審核委員會主席之獨立非執行董事可收取額外津貼外，林先生與其他獨立非執行董事及審核委員會成員所收取之酬金相同。除上文所披露者外，概無任何有關重選林先生之其他事宜須知會股東。

此外，現行之公司章程細則乃於一九九一年十一月採納，而自採納以來，曾多次被修訂。董事會認為，本公司宜採納新的公司章程細則，以反映該守則及上市規則之上述規定，並納入自一九九一年以來對公司章程細則作出之所有修訂。

重選董事

根據現行之公司章程細則第111條(A)項，閻西川先生及林濬先生任滿告退，惟具資格並願意膺選連任。

以下為將於股東週年大會上建議重選之閻西川先生及林濬先生之資料（按照上市規則第13.74條之要求披露）：

閻西川先生，現年五十八歲，於二零零二年八月出任本公司執行董事兼董事副總經理，負責監管本公司從事專業建築合約業務的附屬集團的日常營運及策略規劃。

閻先生於一九七零年畢業於重慶建築大學，擁有高級工程師資格證書。彼於一九七零年加入中國建築工程總公司，並於一九八四年獲派駐中國海外集團有限公司（「**中海集團**」），先後出任中國海外土木工程有限公司總經理、中海集團投資部副總經理及中海物業管理有限公司董事長等職位，負責監管土木工程、房地產投資及物業管理等工作。

閻先生曾在中港兩地參與多項建築工程，擁有逾三十年的建築工程施工及項目管理經驗。

閻先生於過去三年未有在其他上市公眾公司擔任董事職務。彼與本公司任何董事、高級管理層或主要股東或控股股東概無關連。於二零零四年三月十五日，本公司根據已採納之購股權計劃授予閻先生購股權以認購2,000,000股股份，行使期為由二零零四年三月十六日至二零零七年三月十五日。閻先生並無與本公司訂立服務合約，惟須按照現行之公司章程細則輪值告退及膺選連任。董事之酬金乃參照本公司業績與盈利狀況、同業水平及市場環境而釐定。除上文所披露者外，概無任何有關重選閻先生之其他事宜須知會股東。

發行授權及購回授權

本公司將於股東週年大會上提呈批准向董事授出新的一般授權之建議：

(a) 以配售、發行及處置總面值不得超過通過一般授權決議案當日本公司已發行股本20%之新股份；及

(b) 以在聯交所購回總面值不得超過通過一般授權決議案當日本公司已發行股本10%之股份。

根據上市規則之規定，本公司須向股東寄發一份說明函件，載述股東於考慮就投票贊成或反對授出購回授權而作出知情決定時所需之所有資料。上市規則規定之購回授權說明函件載於本通函附錄內。

採納新的公司章程細則

於二零零四年十一月，聯交所對上市規則作出修訂，有關修訂自二零零五年一月一日起生效。在多項變動中，其中一項為採納《企業管治常規守則》（「**該守則**」）。該守則訂明良好企業管治之原則及分兩層次之建議，即守則條文及建議最佳常規。發行人（例如本公司）應遵守守則條文，但亦可選擇偏離守則條文行事，而建議最佳常規只屬指引。本公司將於合理可行及對本公司有利之情況下實行該守則之守則條文。因此，董事會建議對現行之公司章程細則之若干規定作出下列變動：

(a) 所有為填補臨時空缺而獲委任之董事（不論是由董事會或股東於股東大會委任），必須在接受委任後之首次股東週年大會上接受股東選舉；及

(b) 於百慕達法例許可下，每名董事必須輪流退任，最少每三年一次。

董事會亦建議該守則之其他守則條文透過修訂本公司之內部企業管治指引予以實行。



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號:230)

執行董事:
林錫忠先生,*主席*
王幸東先生,*董事總經理*
閻西川先生,*董事副總經理*
錢文超先生
何小麗女士

獨立非執行董事:
林　濬先生
馬紹援先生
譚惠珠女士

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

香港主要營業地點:
香港
九龍
尖沙咀
漆咸道南79號
中國五礦大廈18樓

敬啟者:

發行及購回股份之一般授權、
採納新的公司章程細則、
重選董事
及
股東週年大會通告

緒言

於股東週年大會上,將提呈批准(i)授予發行授權及購回授權;(ii)採納新的公司章程細則;及(iii)重選退任董事之決議案。

本通函旨在向　閣下提供股東於考慮就投票贊成或反對批准授出發行授權及購回授權之普通決議案、批准採納新的公司章程細則之特別決議案及重選退任董事之普通決議案而作出知情決定時所需之資料。

*　*僅供識別*

「June Glory」	指	June Glory International Limited，於英屬處女群島成立之有限公司及現時持有本公司約53.95%已發行股本；
「最後可行日期」	指	二零零五年四月二十五日，即本通函付印前就確定其中所載若干資料之最後可行日期；
「上市規則」	指	不時修訂、補充或以其他方式作出修改之聯交所證券上市規則；
「中國」	指	中華人民共和國；
「購回授權」	指	賦予董事之一般及無條件授權，以批准本公司於聯交所購回不超過本公司已發行股本10%之股份；
「股東」	指	股份持有人；
「股份」	指	本公司每股面值0.10港元之繳足股份；
「聯交所」	指	香港聯合交易所有限公司；
「主要股東」	指	根據上市規則所定義者；及
「收購守則」	指	香港公司收購及合併守則。

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	本公司將於二零零五年五月二十六日星期四上午十時三十分假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓會議室舉行之股東週年大會，以考慮及（如合適）通過載於本通函第12至第15頁之股東週年大會通告所載之決議案；
「聯繫人」	指	根據上市規則所定義者；
「董事會」	指	董事會（包括執行董事及獨立非執行董事）；
「公司章程細則」	指	本公司之公司章程細則；
「本公司」	指	東方有色集團有限公司，於百慕達註冊成立並獲豁免之有限公司，其已發行股份在聯交所上市；
「關連人士」	指	根據上市規則所定義者；
「董事」	指	本公司之董事（包括執行董事及獨立非執行董事）；
「一般授權決議案」	指	將於股東週年大會上提呈及通過之普通決議案，以批准授出發行授權及購回授權；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中國香港特別行政區；
「港元」	指	港元，香港不時流通之法定貨幣；
「發行授權」	指	賦予董事之一般及無條件授權，以行使所有本公司之權力配發、發行及以其他方式處置不超過本公司已發行股本20%之新股份；

目　錄

頁次

此乃要件　請即處理

閣下對本通函任何內容**如有任何疑問**，應諮詢持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有東方有色集團有限公司股份，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：230)

發行及購回股份之一般授權、
採納新的公司章程細則、
重選董事
及
股東週年大會通告

召開於二零零五年五月二十六日星期四上午十時三十分假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓會議室舉行之股東週年大會（定義見本通函）之通告載於本通函第12至第15頁。本通函隨附股東週年大會上使用之代表委任表格。

無論　閣下是否有意出席股東週年大會，務請儘快按其列印之指示填妥代表委任表格，而無論如何須於股東週年大會或其任何續會指定舉行時間四十八小時前將表格交回本公司之香港股份過戶登記分處，香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。填妥及交回代表委任表格後，　閣下仍可親身出席股東週年大會或其任何續會，並可於會上投票。

* *僅供識別*

二零零五年四月二十八日



ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of ONFEM Holdings Limited ("**Company**") will be held at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on 26th May, 2005 at 10:30 a.m. ("**Meeting**") for the following purposes:

1. To receive and consider the Audited Consolidated Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2004.
2. To re-elect Mr. Yan Xichuan and Mr. Lam Chun, Daniel as directors of the Company and to authorise the board of directors of the Company ("**Directors**") to fix the remuneration of directors.
3. To fix a maximum number of directors at 12 and to authorise the Directors to appoint additional directors up to such maximum number.
4. To re-appoint Messrs. PricewaterhouseCoopers as the auditors for the ensuing year and to authorise the Directors to fix their remuneration.
5. As special business, to consider and, if thought fit, pass with or without modifications the following resolution as an Ordinary Resolution of the Company:

   "**THAT**

   (a) subject to paragraph 5(c) below, the exercise by the Directors during the Relevant Period (as defined in paragraph 5(d) below) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph 5(a) above shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraphs 5(a) and 5(b) above, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph 5(d) below) or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company or (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company, shall not exceed the aggregate of (aa) 20 per cent. of the total nominal amount of the share capital of the Company in issue on the date of passing this Resolution plus (bb) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company ("**Shareholders**")) the aggregate nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of such resolution (up to a maximum amount equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of passing this Resolution) and the said approval to the Directors in paragraphs 5(a) and 5(b) above shall be limited accordingly; and

   (d) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

   (iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Shareholders in general meeting; and

   "Rights Issue" means an offer of shares or other securities open for a period fixed by the Directors to the Shareholders on the register on a fixed record date in proportion to their shareholdings as at that date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any recognised regulatory body or any stock exchange)."

6. As special business, to consider and, if thought fit, pass with or without modifications the following resolution as an Ordinary Resolution of the Company:

   "**THAT**

   (a) subject to paragraph 6(c) below, the exercise by the Directors during the Relevant Period (as defined in paragraph 6(d) below) of all the powers of the Company to repurchase its own shares (including redeemable shares) on The Stock Exchange of Hong Kong Limited ("**Stock Exchange**") or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission in Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or the listing rules of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph 6(a) above shall authorise the Directors during the Relevant Period to procure the Company to repurchase its own shares at a price determined by the Directors;

   (c) the aggregate nominal amount of share capital repurchased by the Company pursuant to paragraph 6(a) above shall not exceed 10 per cent. of the total nominal amount of the share capital of the Company in issue on the date of passing this Resolution and the said approval to the Directors in paragraphs 6(a) and 6(b) above shall be limited accordingly;

   (d) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

   (iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the Shareholders in general meeting."

7. As special business, to consider and, if thought fit, pass with or without modifications the following resolution as an Ordinary Resolution of the Company:

   "**THAT** conditional upon Resolution No. 6 above being passed, the aggregate nominal amount of the number of shares in the capital of the Company which are repurchased by the Company under the authority granted to the Directors as mentioned in Resolution No. 6 above shall be added to the aggregate nominal amount of share capital that may be allotted by the Directors pursuant to Resolution No. 5 above, provided that the amount of share capital repurchased by the Company shall not exceed 10 per cent. of the total nominal amount of the share capital of the Company in issue on the date of passing this Resolution."

8. As special business, to consider and, if thought fit, pass the following resolution as a Special Resolution of the Company:

   "**THAT** the Bye-laws of the Company as outlined in "Annexure A" which is produced to the Meeting, and for the purpose of identification signed by a director of the Company, be approved and adopted as the new Bye-laws of the Company in substitution for the existing Bye-laws of the Company with immediate effect."

9. To transact any other business.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 28th April, 2005

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote on his/her behalf. A proxy need not be a member of the Company.
2. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or adjourned Meeting.
3. The Register of Members will be closed from Friday, 20th May, 2005 to Thursday, 26th May, 2005, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for attending the Meeting convened by the above, all share certificates with completed transfer forms either overleaf or separately, must be lodged with the Company's Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Thursday, 19th May, 2005.
4. As at the date of this notice, the Directors comprise eight directors, of which five are executive directors, namely, Mr. Lin Xizhong, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Qian Wenchao and Ms. He Xiaoli; and three are independent non-executive directors, namely, Mr. Lam Chun, Daniel, Mr. Selwyn Mar and Ms. Tam Wai Chu, Maria.



ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：230）

股東週年大會通告

茲通告東方有色集團有限公司（「**本公司**」）謹訂於二零零五年五月二十六日上午十時三十分假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓會議室舉行股東週年大會（「**該會議**」），以處理下列事宜：

1. 省覽截至二零零四年十二月三十一日止年度之經審核綜合賬目、董事會報告及核數師報告。

2. 重選閻西川先生及林澔先生為本公司之董事及授權本公司董事會（「**董事會**」）釐定董事之酬金。

3. 議定董事之人數上限為十二名，並授權董事會在該限額內委聘新董事。

4. 續聘羅兵咸永道會計師事務所為來年度之核數師及授權董事會釐定彼等之酬金。

5. 作為特別事項，考慮並酌情通過（不論作出修訂與否）以下決議案為本公司之普通決議案：

「**動議**

(a) 在下文5(c)段之規限下，一般性及無條件批准董事會於有關期間（定義見下文5(d)段）內行使本公司之一切權力以配發、發行及處理本公司股本中之額外股份，以及訂立或授出可能需行使此等權力之售股建議、協議及購股權；

(b) 上文5(a)段之批准將授權董事會於有關期間內訂立或授出可能需於有關期間終結後始行使此等權力之售股建議、協議及購股權；

(c) 董事會依據上文5(a)及5(b)段之批准所配發或同意有條件或無條件配發（不論其為依據購股權所配發者與否）之股本面值總額，不得超過(aa)本公司於本決議案通過當日之已發行股本面值總額百分之二十，及(bb)（如董事會獲本公司股東（「**股東**」）另行通過普通決議案授權）本公司在通過該項決議案後購回之本公司股本面值總額（上限為相等於通過本決議案之日期本公司已發行股本面值總額百分之十）兩者之總和，惟因(i)配售新股（定義見下文5(d)段），或(ii)按照本公司發行之任何認股權證或可兌換為本公司股份之任何證券之條款行使認購或兌換權，或(iii)按當時所採納之任何優先購股計劃或就向本公司及／或其任何附屬公司之行政人員及／或僱員授予或發行股份及／或可認購本公司股份之權利而採納之類似安排所發行者，或(iv)以配發股份代替就本公司股份派發之全部或部份股息之任何以股代息或類似安排除外；上述5(a)及5(b)段授予董事會之批准須以此數額為限；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過當日至下列任何一項最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依法例規定本公司須予舉行下屆股東週年大會之期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或更改本決議案之授權之日；及

「配售新股」指董事會於指定期間內，向於指定紀錄日期名列股東名冊之股東按彼等於當日之持股比例提呈發售股份或其他證券之建議（惟董事會有權就零碎股權或任何認可管制機構或任何證券交易所之法律限制或責任，作出其認為必要或權宜之豁免或其他安排）。」

6. 作為特別事項，考慮並酌情通過（不論作出修訂與否）以下決議案為本公司之普通決議案：

「**動議**

(a) 在下文6(c)段之規限下，一般性及無條件批准董事會於有關期間（定義見下文6(d)段）內按照所有適用法例及／或不時修訂之香港聯合交易所有限公司（「**聯交所**」）證券上市規則或任何其他證券交易所證券上市規則之規定並在其規限下，行使本公司所有權力在聯交所或在本公司證券所上市且獲香港證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所購回本公司之股份（包括可贖回股份）；

(b) 上文6(a)段之批准將授權董事會於有關期間內按董事會釐定之價格為本公司購回其本身之股份；

(c) 本公司依據上文6(a)段購回之股本面值總額，不得超過本公司於本決議案通過當日之已發行股本面值總額百分之十，而上文6(a)及6(b)段授予董事會之批准亦須受此數額限制；

(d) 就本決議案而言：

「有關期間」指由本決議案通過當日至下列任何一項最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依法例規定本公司須予舉行下屆股東週年大會之期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或更改本決議案之授權之日。」

7. 作為特別事項，考慮並酌情通過（不論作出修訂與否）以下決議案為本公司之普通決議案：

「**動議**在通過上文第6項決議案後，授權董事會將按上文第6項決議案所述由本公司購回本公司股本中之股份面值總額，加上董事會依據上文第5項決議案可配發之股本面值總額，惟本公司購回之股本面值總額不得超過本公司於本決議案通過當日之已發行股本面值總額百分之十。」

8. 作為特別事項，考慮並酌情通過以下決議案為本公司之特別決議案：

「**動議**批准並採納於該會議上提呈之「附件A」內所概述之本公司公司章程細則（已由本公司董事簽署以資識別）作為本公司新的公司章程細則，取代本公司現行之公司章程細則，即時生效。」

9. 處理其他事項。

承董事會命
董事總經理
王幸東

香港，二零零五年四月二十八日

附註：

1. 凡有權出席該會議及投票之股東，均有權委派一位或多位代表代其出席及代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同授權簽署該表格之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件副本，須於該會議或續會之指定舉行時間四十八小時前送達本公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓，方為有效。

3. 本公司將由二零零五年五月二十日星期五至二零零五年五月二十六日星期四止（包括首尾兩日）期間暫停辦理股份過戶登記手續。如欲出席上述通告召開之該會議，所有股票連同已填妥之過戶表格（附於股票背頁或分開遞交）最遲須於二零零五年五月十九日星期四下午四時正交回本公司之香港股份過戶登記分處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。

4. 於本通告之日期，董事會由八名董事組成，其中五名為執行董事，即林錫忠先生、王幸東先生、閻西川先生、錢文超先生及何小麗女士；三名為獨立非執行董事，即林澔先生、馬紹援先生及譚惠珠女士。

* *僅供識別*